Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

03007094

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

20 February 2003

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 165 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
20 February 2003	Announcement to Australian Stock Exchange Half Year Results and Appendix 4B
20 February 2003	Australian Securities & Investments Commission/ Announcement to Australian Stock Exchange Consolidated Half Year Financial Report

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 3/6

LL0004

Company - Lend Lease Corporation Limited
File No 82-3498

7051 15 July 2001 1/1

ASIC registered agent number	
lodging party or agent name	Lend Lease Corporation Limited
office, level, building name or PO Box no.	Level 46 Tower Building
street number & name	Australia Square
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9236-6111
facsimile	(02) 9252-2192
DX number	10230 suburb/city SSE

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), **320**

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 165 SECTION

Disclosing entity

Please complete A, B or C.

A a company

name Lend Lease Corporation Limited

A.C.N. 000 226 228

B a body (other than a company)

name

A.R.B.N. (*if applicable*)

C a registered scheme

name

A.R.S.N.

Financial period

from 1 / 7 /02 to 31 /12 /02

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:

if a company or a body — a director or secretary or the equivalent

if a registered scheme — a director or secretary of the responsible entity acting in that capacity

name of responsible entity Lend Lease Corporation Limited

A.C.N 000 226 228

name of person signing (print) S J Sharpe capacity Company Secretary

sign here S. Sharpe date 20 / 2 /03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

HALF YEARLY REPORTS

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

20 February 2003

The Manager Companies Section Australian Stock Exchange Limited (Sydney)	The Manager Companies Section New Zealand Stock Exchange
By electronic lodgement	By email: announce@nzse.co.nz

Pages: One hundred and five (105) pages

Dear Sir

Re: Stock Exchange Announcement
Half Year Consolidated Financial Report

Attached is a copy of the Half Year Consolidated Financial Report for Lend Lease Corporation Limited for the six months ended 31 December 2002 as lodged with the Australian Securities and Investments Commission.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Attach

Lend Lease Corporation Limited

Half Year Consolidated Financial Report

31 December 2002

Lend Lease Corporation Limited
Half Year Consolidated Financial Report December 2002

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

(Note: In this announcement all figures are expressed in Australian dollars unless otherwise specified).

The following discussion and analysis is based on the Group's Consolidated Financial Statements at December 2002, and should be read in conjunction with those Financial Statements.

Overview

Key Factors

Lend Lease is a diversified real estate services group with operations in 43 countries. Its principal operations are in Australia, USA and the UK. Some of the key factors influencing the business are the state of investment and real estate markets, the level of construction activity, global economic conditions, interest rates, taxation, and regulatory legislation. However, because the Group's operations consist of providing diversified services to a broad range of clients in many geographic locations, no one factor, in management's opinion, determines the Group's financial condition or the profitability of its operations.

Operating Performance

		December 2002	December 2001	Increase/ (Decrease)	% Increase/ (Decrease)
Operating revenue	A$m	5,311.9	6,245.7	(933.8)	(15.0)
EBITDA [1]	A$m	249.1	314.8	(65.7)	(20.9)
Operating profit before tax (excluding write-down of REI US businesses)	A$m	158.5	218.6	(60.1)	(27.5)
Operating profit after tax (excluding write-down of REI US businesses)	A$m	113.1	126.4	(13.3)	(10.5)
Operating (loss)/profit after tax (including write-down of REI US businesses)	A$m	(369.4)	126.4	(495.8)	(392.2)
Earnings per share [2]	cents	26.0	29.4	(3.4)	(11.6)
Return on equity for the half year [2]	%	2.9	3.4	(0.5)	(14.7)

(1) EBITDA equals earnings before interest revenue, interest expense, income tax expense, depreciation, and amortisation. Excludes the impact of the write-down of REI US businesses.
(2) Excludes the impact of the write-down of REI US businesses of $447.4 million before tax ($482.5 million after tax).

Write-down of REI US Businesses

Lend Lease announced on 23 January 2003 that Directors had determined a provision in the order of US$300 million ($526 million) after tax was necessary to reflect the diminution in the carrying value of the US Real Estate Investments (REI US) business as a result of reduced medium term earnings expectations.

For the period to December 2002 an amount of US$275 million after tax ($482.5 million) has been charged as an expense. An additional US$25 million after tax representing anticipated restructuring costs, included within the US$300 million, cannot be provided for at this time, in order to comply with Australian Accounting Standards. This additional amount is expected to be fully recognised at June 2003.

The allocation of the REI US charge is summarised as follows:

	US$m	A$m
Goodwill	113.5	199.1
Management Agreements	127.5	223.7
Future Income Tax Benefits	20.0	35.1
Other Assets	14.0	24.6
Total recognised at December 2002	**275.0**	**482.5**
Additional amount not recognised in first half results in compliance with Australian Accounting Standards	25.0	43.8
Total expected charge at June 2003	**300.0**	**526.3**

Operating revenue decreased 15.0% ($933.8 million) for the period ended December 2002 as compared to the corresponding period, largely due to a decrease in revenue from Bovis Lend Lease's revenue of $355.5 million, Integrated Development Business of $473.4 million and Real Estate Investments of $53.0 million.

Overview continued

EBITDA (excluding the write-down of REI US businesses) decreased 20.9% ($65.7 million) for the period ended December 2002 as compared to the corresponding period. The major components of the movement in EBITDA are outlined below.

	December 2002 A$m	December 2001 A$m	Increase/ (Decrease) A$m
EBITDA Movement – Major Components			
Real Estate Solutions (RES)			
Bovis Lend Lease (BLL)	105.3	92.9	12.4
Integrated Development businesses			
Touchwood, Solihull		28.3	(28.3)
Northlakes	17.4		17.4
Shell Centre	(15.0)		(15.0)
Delfin Lend Lease	17.4	20.3	(2.9)
Other Integrated Development	(26.3)	10.5	(36.8)
Total Integrated Development businesses	(6.5)	59.1	(65.6)
Total Real Estate Solutions	**98.8**	**152.0**	**(53.2)**
Total Real Estate Investments	**128.7**	**132.5**	**(3.8)**
Other			
Capital Services	8.4	1.2	7.2
Other investments	5.3	49.7	(44.4)
Other	7.9	(20.6)	28.5
Total EBITDA (1)	**249.1**	**314.8**	**(65.7)**

The decrease in EBITDA of $65.7 million is largely attributable to:

- **Integrated Development Business:** a decrease of $65.6 million in EBITDA largely due to lower major asset sales (2002: North Lakes $17.4 million; 2001: Touchwood, Solihull $28.3 million), full provisioning of the Shell Centre project ($15.0 million), lower contribution from Inner City Residential projects principally Jacksons Landing and Olympic Village (2002: $10.4 million; 2001: $23.4 million) and a lower contribution from Actus Lend Lease (2002: $9.6 million loss; 2001: $8.7 million profit).
- **Capital Services:** an increase of $7.2 million in EBITDA largely due to the receipt of THI liquidation distributions previously fully provided.
- **Other Investments:** a decrease of $44.4 million in EBITDA largely due to the final unwinding of the Westpac share hedge arrangements during the period to December 2001.
- **Other:** an increase of $28.5 million in EBITDA primarily due to a reduction in Corporate Services expenses ($26.9 million).

Despite the decrease in EBITDA of $65.7 million, profit after tax (excluding the write-down of REI US businesses) decreased by $13.3 million. The following table provides a reconciliation of the variances in EBITDA and profit after tax.

	December 2002 A$m	December 2001 A$m	Increase/ (Decrease) A$m
Total EBITDA (1)	**249.1**	**314.8**	**(65.7)**
Add: Net interest	(14.6)	(23.4)	8.8
Tax expense	(47.7)	(80.3)	32.6
Depreciation/amortisation	(76.0)	(72.8)	(3.2)
Profit after tax from ordinary activities (1)	**110.8**	**138.3**	**(27.5)**
Ordinary loss/(profit) after tax attributable to outside equity interests	2.3	(11.9)	14.2
Net profit attributable to members of Lend Lease Corporation Limited (1)	**113.1**	**126.4**	**(13.3)**

(1) Excluding the write-down of REI US businesses.

Overview continued

Shareholders' Returns

A comparison of ROE and EPS based on earnings before and after amortisation is detailed below.

		December 2002		December 2001	
		Before Amortisation	After Amortisation	Before Amortisation	After Amortisation
Return on equity for the half year excluding the write-down of REI US businesses[1]	%	3.9	2.9	4.4	3.4
Earnings per share excluding the write-down of REI US businesses	cents	37.4	26.0	38.8	29.4

(1) Return on equity for the financial period before amortisation is calculated by adding back accumulated amortisation and the write-down of REI US businesses.

Excluding the impact of the write-down of REI US businesses, earnings per share decreased 11.6% to 26.0 cents for the period ended December 2002 from 29.4 cents for the corresponding financial period largely reflecting the decrease in the operating earnings from the Integrated Development business.

Excluding the impact of the write-down of REI US businesses, return on equity (ROE) for the half year ended December 2002 was 2.9% compared to 3.4% for the corresponding financial period. The decrease in the ROE was principally due to a decrease in overall operating profit after tax in the period to 31 December 2002 to $113.1 million (excluding the REI US write-down) from $126.4 million for the corresponding financial period.

Dividends

An interim fully franked dividend of 10 cents per share will be paid on 19 March 2003 (9 cents per share paid on 20 March 2002). The dividend payout ratio in respect of profit after tax (excluding the write-down of REI US businesses) is 38.5% (December 2001 financial period 30.7%). The balance of franking credits as at December 2002 was $1.8 million (December 2001 $0.9 million), calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the proposed interim dividend and tax losses utilised in the current period.

Segment Results Summary

The financial results presented below are split into two main operating segments. These segments comprise two global real estate businesses – Real Estate Solutions (consisting of project management, construction management, development and project finance) and Real Estate Investments (consisting of investment management and asset management).

Non-core businesses consist of those businesses that are not core to the future real estate strategy. This segment includes Capital Services, Equity Investments, IT+T and eBusiness Investments.

The following table provides segment results for the December 2002 financial period. Each segment is reviewed in detail below. It should be noted that the segment results of the operating businesses exclude financing costs (which are included in Group Treasury), amortisation charges and the write-down of REI US businesses.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Overview continued

Business Segment Summary

	Operating Revenue		Operating (Loss)/Profit Before Tax		Operating (Loss)/Profit After Tax [1]		Assets	
	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	As at December 2002 A$m	As at June 2002 A$m
Real Estate Solutions								
Bovis Lend Lease	4,465.6	4,821.1	95.6	78.5	59.7	49.3	2,943.3	3,391.3
Integrated Development Businesses	327.9	801.3	(7.9)	60.4	(0.6)	34.0	751.2	706.7
Total Real Estate Solutions	**4,793.5**	**5,622.4**	**87.7**	**138.9**	**59.1**	**83.3**	**3,694.5**	**4,098.0**
Real Estate Investments	**469.5**	**522.5**	**113.2**	**120.9**	**85.8**	**86.7**	**3,665.6**	**3,858.8**
Total Operating Real Estate	**5,263.0**	**6,144.9**	**200.9**	**259.8**	**144.9**	**170.0**	**7,360.1**	**7,956.8**
Corporate								
Group Services	6.0	5.7	(11.1)	(44.0)	0.4	(39.3)		
Group Amortisation			(43.8)	(40.4)	(43.8)	(40.4)		
Group Treasury	22.7	19.6	(1.2)	(7.7)	3.0	(1.5)	615.3	519.8
Total Corporate	**28.7**	**25.3**	**(56.1)**	**(92.1)**	**(40.4)**	**(81.2)**	**615.3**	**519.8**
Non Core Businesses								
Capital Services	14.9	3.2	8.4	1.2	4.8	0.9	37.2	36.8
IT+T and eBusiness Investments	5.3	10.4	5.3	10.4	3.8	8.5	58.9	73.5
Equity Investments		61.9		39.3		28.2		
Total Non Core Business	**20.2**	**75.5**	**13.7**	**50.9**	**8.6**	**37.6**	**96.1**	**110.3**
Total Group results before write-down of REI US businesses	**5,311.9**	**6,245.7**	**158.5**	**218.6**	**113.1**	**126.4**		
Write-down of REI US businesses			(447.4)		(482.5)			
Total Group	**5,311.9**	**6,245.7**	**(288.9)**	**218.6**	**(369.4)**	**126.4**	**8,071.5**	**8,586.9**

(1) Operating (loss)/profit after tax is net of the loss attributable to outside equity interests of $2.3 million (December 2001 profit $11.9 million).

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Solutions (RES)

The RES business provides real estate clients with a range of services including construction and project management, design, development, capital raising and in some cases the ongoing management of assets. RES is analysed with reference to its two main components, namely Bovis Lend Lease (BLL) and Integrated Development Businesses (IDB). BLL is RES's global platform and its principal activity is that of construction and project management. The BLL business, through its global scale and capacity, enables the IDB to pursue opportunities which include capital raising, development, design and in some cases the ongoing management of the asset.

BLL supports RES's integrated projects such as Private Finance Initiatives (PFIs) in the UK. In addition, BLL has links with other Lend Lease businesses as a supplier of services to major development projects like Chapelfield in Norwich, UK and Victoria Harbour in Melbourne.

IDB pursues a strategy of building businesses with barriers to entry, leveraging capital and increasing the annuity earnings profile. Delfin Lend Lease and Actus Lend Lease are examples of this strategy being implemented. The RES business also actively pursues synergies with REI where it is mutually beneficial to both the Company and investors.

BLL and IDB operate in 43 countries worldwide with major operations centred in UK, US and Australia.

Region	Business/Sector	Key focus
Asia Pacific	– Project and construction management	– Focus on project management/construction management and engineering projects via Bovis Lend Lease
	– Urban Communities	– Long term land management contracts via Delfin Lend Lease
	– Inner city residential and urban regeneration	– Projects such as Jacksons Landing and Victoria Harbour
Europe	– Project and construction management	– Focus on project management/construction management and engineering projects via Bovis Lend Lease
	– Health Solutions	– Health privatisations through PFI model via Catalyst Healthcare
	– UK Government privatisations (excluding health)	– Focus on military privatisation and education projects
	– Urban Communities	– Inner city urban renewal projects such as Greenwich Peninsula
	– Retail developments	– Two retail developments – Norwich in the UK and Tres Aguas in Spain
Americas	– Project and construction management	– Focus on project management/construction management and engineering projects via Bovis Lend Lease
	– US Government privatisations	– Military housing via Actus Lend Lease

Overview of Financial Results

A summary of the key performance indicators for RES is given in the table below.

	BLL		Integrated Development Businesses [1]		Total RES	
	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m
Operating profit/(loss) after tax	59.7	49.3	(0.6)	34.0	59.1	83.3
New work secured[2]	408.3	359.6	9.1	19.6	417.4	379.2
Backlog gross profit margin (Backlog GPM)[2]	646.8	542.2	101.4	61.4	748.2	603.6
Number of lots/units in portfolio	N/A	N/A	40,200	48,900	40,200	48,900

(1) Integrated Development Businesses were presented under the heading Property Development in the December 2001 MD&A.
(2) Integrated Development Businesses New Work Secured and Backlog GPM relates to Actus Lend Lease and PFI Facilities Management.

Real Estate Solutions (RES) continued

BLL and the Integrated Development Businesses were consolidated under RES management in 2002. In accordance with the revised RES management structure, Actus Lend Lease in the US and PFI projects and consulting in the UK, which were reported as part of BLL in the year ended June 2002, are reported with effect from 1 July 2002 as part of Integrated Development Businesses. In addition, the microelectronics business, that had been reported as part of the Global Markets Group, is now reported within BLL's three regional businesses. In order to enable period on period comparisons the prior period's financial results have been restated to take account of the changes to the RES management structure. The changes have no impact on the total results for RES but do change the allocation between BLL and Integrated Development Businesses.

RES's operating profit after tax was $59.1 million for the financial period ended December 2002, a $24.2 million decline on the $83.3 million earned in the prior corresponding period. BLL's operating profit after tax of $59.7 million is a 21% increase on the prior corresponding period profit of $49.3 million. Integrated Businesses' profit after tax declined from $34.0 million to a loss of $0.6 million, principally due to the timing of asset sales, the provision raised against capitalised costs on Shell Centre, London and continued costs related to securing PFI projects. The period ended December 2001 included the profit on the sale of Touchwood, Solihull of $19.8 million.

BLL has secured new work of $408.3 million in the financial period ended December 2002 compared to $359.6 million in the corresponding prior period. BLL's closing backlog at December 2002 was $646.8 million, a 28% increase on the balance at June 2002 of $504.0 million. In addition, RES has a further eight projects in Europe or the Americas which are designated preferred bidder. These projects will contribute a further $153.1 million to Backlog GPM on the assumption that they reach financial close.

The Backlog GPM in respect of PFI Facilities Management (PFI FM) increased by $7.6 million to $37.8 million and the Backlog GPM for Actus Lend Lease increased by $1.4 million to $63.6 million.

In Europe, there are currently 13 PFI projects where RES is the preferred bidder, or which have commercially closed, are under construction or operational. In the US, Actus Lend Lease reached preferred bidder status during this period on Fort Campbell. In Australia, Delfin Lend Lease has approximately 36,700 lots under management and the Inner City Residential projects has a further 3,500 units under management.

Real Estate Solutions (RES) continued

Bovis Lend Lease

The principal activity of this business is that of construction and project management. BLL operates in 43 countries worldwide and is managed through three regions (Asia Pacific, Europe including Middle East and Africa, and the Americas). In addition there is one global business unit, Global Markets Group, which operates in the pharmaceutical sector.

Key Financial Results

The financial results for the financial period ended December 2002 are set out below:

	Revenue		Realised Gross Profit Margin		Operating Profit/(Loss) Before Tax		Operating Profit (Loss) After Tax	
	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m
Asia Pacific	674.8	707.1	61.5	66.5	20.7	29.4	11.6	18.3
Americas	2,268.0	2,607.1	104.6	101.1	37.9	30.4	23.1	17.3
Europe	1,031.0	1,177.2	95.5	80.8	44.3	32.0	30.0	22.3
Global Markets	491.8	329.7	24.4	19.1	5.7	4.8	4.1	3.8
Global Management					(13.0)	(18.1)	(9.1)	(12.4)
Total BLL	**4,465.6**	**4,821.1**	**286.0**	**267.5**	**95.6**	**78.5**	**59.7**	**49.3**

Revenue

BLL enters into a variety of contract types from Fee Services contracts, where only the fee is recorded as revenue, to Construction Services contracts, where the full value of the project (including third-party costs) is recorded as revenue. For this reason, recorded revenues do not provide an accurate measure of the volume of work undertaken and the ratio of operating profit to revenue is not considered to be a useful measurement of profit margin. The level of revenue is a reasonable indicator of two important value drivers of the business: the level of cash generation or surplus working capital, and the level of construction services contracts in the business.

Total revenues for the financial period ended December 2002 declined to $4.5 billion from $4.8 billion reported in the corresponding period due to a decline in the number of Construction Service contracts, relative to Fee Service contracts, and the movement in the average US dollar foreign exchange rates applied for each period.

Operating Profit After Tax

BLL's operating profit after tax was $59.7 million for the financial period ended December 2002, a 21% increase on the period ended December 2001. Lend Lease uses forward exchange contracts to hedge a portion of projected revenue after expenses from foreign operations. The exchange gains or losses on contracts that relate to the current financial period are applied to the results of the respective businesses. The effect is to record profit from foreign operations at the effective hedged exchange rate. Similarly, Realised GPM has been adjusted to reflect the effective hedge rate. BLL generates significant UK Pounds Sterling and US Dollar earnings. The exchange rates used in the financial period ended December 2002 compared to those used in the prior financial period reflects the relative movement in effective hedge rates of the Australian Dollar against both these currencies. The movement between the two hedge rates increased Operating Profit after Tax by $2.7 million for the period ended 31 December 2002. For further discussion of hedging policies refer to the Group Treasury section of the MD&A.

Asia Pacific

Operating profit after tax for the Asia Pacific business declined from $18.3 million in the period ended December 2001 to $11.6 million in the period ended December 2002. Realised GPM declined by $5.0 million to $61.5 million due to the timing of work on large projects.

Americas

Operating profit after tax for the Americas increased from $17.3 million in the period ended December 2001 to $23.1 million in the period ended December 2002, an increase of $5.8 million of which $1.7 million is due to exchange rate movements. Realised GPM of $104.6 million is slightly higher than the corresponding period due to ongoing work on a number of large projects.

Europe

Operating profit after tax of the European business increased from $22.3 million in the period ended December 2001 to $30.0 million in the period ended December 2002, an increase of $7.7 million of which $1.0 million is due to exchange rate movements. Realised GPM increased from $80.8 million in the period ended December 2001 to $95.5 million in the period ended December 2002 due a number of commercial projects in London.

Global Markets

The Global Markets Group operates in the pharmaceutical sector. Operating profit after tax of the business increased from $3.8 million in the period ended December 2001 to $4.1 million in the period ended December 2002. Realised GPM increased from $19.1 million to $24.4 million. The increase in Realised GPM was partly offset by increased overhead expenses.

Real Estate Solutions (RES) continued

Bovis Lend Lease continued

Global Management and Project Costs

Global Management and project costs for the financial period reflect the expenses of the global executive management team and costs incurred on global projects such as IT systems and the BLL international safety programme (Incident and Injury Free).

Profitability Ratio

A detailed review of overheads was carried out last financial year which then resulted in an improvement in BLL's profitability ratio which increased from 29% in the prior year period to 33% in the current period.

New Work Secured and Backlog GPM

New Work Secured is the value of GPM procured in the financial period. Backlog GPM is the expected GPM to be realised in future periods from the total contracts committed at the end of a financial period. The following table provides a summary of New Work Secured for the financial period ended December 2002 and the Backlog GPM at that date.

	Opening Backlog GPM at June 2002 A$m	Plus:Foreign Exchange Adjustment [1] A$m	Plus: New Work Secured (GPM) to Dec 2002 A$m	Less: Realised GPM [2] to Dec 2002 A$m	Equals: Closing Backlog GPM at Dec 2002 A$m
Asia Pacific	68.9		88.9	(61.5)	96.3
Americas	195.2	16.5	131.0	(104.6)	238.1
Europe	186.4	7.3	173.3	(95.5)	271.5
Global Markets	53.5	(3.3)	15.1	(24.4)	40.9
	504.0	**20.5**	**408.3**	**(286.0)**	**646.8**
Actus Lend Lease [3]	62.2	4.6	2.7	(5.9)	63.6
PFI FM [3][4]	30.2	1.3	6.4	(0.1)	37.8
Total	**596.4**	**26.4**	**417.4**	**(292.0)**	**748.2**
Projects preferred but not reached financial close					153.1
Total preferred and reached financial close					**901.3**

(1) The foreign exchange adjustment arises due to different exchange rates used at June 2002 to those used at December 2002.
(2) Realised GPM flows through to profit before tax for the financial period before the allocation of indirect overheads.
(3) Although included in the above table the Realised GPM in respect of Actus Lend Lease and PFI (FM) is reported within Integrated Development Businesses.
(4) The Closing Backlog GPM for FM contracts includes only the next 10 years of income, although the contracts run for longer periods.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Solutions (RES) continued

Bovis Lend Lease continued

BLL had a closing Backlog GPM of $646.8 million as at December 2002, an increase of 29% over the balance as at June 2002. The value of New Work Secured (including Actus Lend Lease and PFI FM) for the financial period ended December 2002 was $417.4 million, a 10% increase on the prior corresponding period. In addition, RES has further projects in Europe and the Americas which are designated preferred bidder. These projects are expected to contribute a further $153.1 million to Backlog GPM on the assumption they reach financial close.

The Backlog GPM as at December 2002 is expected to emerge or be realised over future reporting periods as follows:

	Six months to June 2003 %	Year Ending June 2004 %	Post June 2004 %	Total %
Asia Pacific	40	42	18	100
Americas	43	39	18	100
Europe	25	33	42	100
Global Markets	52	42	6	100
Total BLL	**36**	**37**	**27**	**100**
Actus Lend Lease [1]	29	23	48	100
PFI FM [1]	4	6	90	100
Total	**34**	**34**	**32**	**100**
Projects preferred but not reached financial close	**1**	**18**	**81**	**100**
Total preferred and reached financial close	**28**	**32**	**40**	**100**

(1) The GPM in respect of Actus Lend Lease and PFI (FM) is reported within Integrated Development Businesses.

The above table shows that of the Backlog GPM at December 2002, 34% is projected to be realised as profit in the six months ending June 2003. The proportion of secured Backlog GPM to be realised beyond an eighteen month time frame increased from 27% at 31 December 2001 to 32% at 31 December 2002 which reflects an increase in long term projects such as the SLAM military project, PFIs in the UK and Actus Lend Lease in the Americas.

Working Capital
BLL is a significant generator of cash for Lend Lease. The level of cash/working capital is subject to the construction activity on individual projects and therefore can vary throughout the financial period.

Performance Guarantees
Lend Lease provides performance guarantees to BLL clients in certain circumstances which usually relate to the guarantee that BLL will complete its obligations under its contracts with those clients. These guarantees have been provided in the ordinary course of business. The Directors do not believe that there is currently any material exposure in relation to these guarantees other than as disclosed in the December 2002 Consolidated Financial Statements.

BLL Definitions

Backlog Gross Profit Margin (Backlog GPM): represents the expected GPM to be earned for the balance of work to be completed under existing construction contracts (including ongoing facilities management). As construction contracts are progressively completed, Backlog GPM declines. As New Work is secured, Backlog GPM is replenished. Backlog GPM is translated to Australian dollars using the current effective profit hedge rate.

Despite their long-term nature, only ten years of Backlog GPM from facilities management contracts is recognised although a number of those contracts extend beyond 25 years.

Construction Services: BLL commits to the delivery of a completed project to the client, in accordance with negotiated time, cost and quality specifications. Typically, BLL is paid a fixed fee for its services, but may also be entitled to all or a share of any construction cost savings. Conversely, BLL has the risk of any cost overruns. These contracts may involve BLL undertaking some performance risk. Given the increased risk profile of such projects, a higher contract margin is typically negotiated. BLL enters into a number of types of construction services contracts including guaranteed maximum price and lump sum.

Fee Services: BLL provides management services on construction projects for clients. Under a standard form of Fee Services contract, BLL has no contractual responsibility for the overall construction of a project. Fees negotiated for this type of contract usually have a lower margin (in respect of the total project value) than those received for Construction Services contracts, reflecting the lower level of risk. BLL enters into a number of types of Fee Services contracts, including consultancy, project management/program management and construction management/management contracting.

Real Estate Solutions (RES) continued

Bovis Lend Lease continued

Integrated Opportunities: BLL in conjunction with another RES business provides, in addition to construction/project management services, one or more of the following services: capital raising; development services; design; and the ongoing management of the asset.

Realised Gross Profit Margin (Realised GPM): represents total project revenue less direct project related costs such as payments to subcontractors and staff, site and other costs incurred by BLL that are directly attributable to the project. It does not include the allocation of any general (or indirect) overheads. Realised GPM as per the table of Key Financial Results disclosure is based on a percentage of completion realisation.

During project construction it is Lend Lease's policy not to recognise profit on projects until the outcome of the contracts can be reliably determined and they are at least 50% complete, other than to cover overheads. Provisions are made for unrealised profit in arriving at profit before tax, to offset the GPM on projects that are below this threshold. Once a project passes its relevant recognition threshold the related unrealised profit provision is released.

New Work Secured – Gross Profit Margin (New Work Secured): represents the estimated total project profit margin to be earned by BLL from projects which were secured during a financial period. When a written offer and acceptance occurs, the New Work Secured becomes part of Backlog GPM.

Profitability Ratio: represents the relationship of Realised GPM to overheads. Overheads for the purpose of this calculation include movement in provisions.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB)

IDB pursues integrated opportunities providing a range of services to clients including capital raising, project design and development as well as the ongoing management of the assets.

Key Financial Results

The financial results for the period ended December 2002, are set out below.

	Operating Revenue		Operating (Loss)/Profit Before Tax		Operating (Loss)/Profit After Tax		Assets	
	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	June 2002 A$m
Asia Pacific	142.9	231.1	40.4	43.5	30.2	28.5	540.7	485.3
Americas	133.5	92.0	(12.4)	11.9	(5.6)	5.1	85.3	73.1
Europe	51.5	478.2	(30.9)	5.0	(21.7)	0.4	125.2	148.3
Global Management			(5.0)		(3.5)			
Total	**327.9**	**801.3**	**(7.9)**	**60.4**	**(0.6)**	**34.0**	**751.2**	**706.7**

Asia Pacific

Revenue

Revenue for the financial period ended December 2002 principally relates to Delfin Lend Lease sales of $87.1 million, Inner City Residential sales of $9.1 million and proceeds on the sale of North Lakes of $42.5 million. A total of 2,060 lots were sold by Delfin Lend Lease and 260 units by Inner City Residential.

Revenue for the financial period ended December 2001 related to Delfin Lend Lease sales of $74.4 million, Inner City Residential sales of $147.6 million largely comprising Olympic Village, Newington Precinct 2 and sales at Admiralty Industrial Park (AIP) in Singapore of $9.1 million.

Operating Profit After Tax

Operating profit after tax for the financial period ended December 2002 was $30.2 million compared to $28.5 million in the prior financial period. In Australia, Inner City Residential projects, principally Jacksons Landing and Olympic Village/Newington, contributed $4.6 million via a share of equity accounted profits (2001 $16.4 million). Delfin Lend Lease projects contributed a further $23.3 million (2001 $12.1 million), including a $11.2 million profit after tax on the sale of our interest in the North Lakes project. The Asian operation contributed an operating profit after tax in the financial period ended December 2002 of $2.1 million (December 2001 $0.3 million) principally due to the recovery of assets previously written down. No development activity is currently being undertaken in Asia. The operating profit after tax for the financial period ended December 2001 also included a profit of $2.2 million from the sale of equity in Da Chang.

Overview of Businesses

Delfin Lend Lease

Delfin Lend Lease has 21 projects, encompassing approximately 36,700 residential lots, in the major growth corridors along the Eastern seaboard of Australia as well as in South Australia and the Northern Territory. This portfolio is expected to be developed over the next 15-20 years. While the ultimate level of profits is dependent on market demand at the time the developments are sold, the scale of the portfolio provides certainty of inventory. Delfin Lend Lease is a market leader in Australia for the creation (the master plan, design and construction) of Urban Communities. The business is focused on the creation of large scale urban centres through community building and development. The emphasis is on sustainable social, environmental and economic solutions through planning, urban design and infrastructure provision. Generally, BLL is not involved in construction of dwellings for the projects. The developments are usually carried out in partnership with a landowner and the payments for land are linked to the proceeds from the sale of land lots. This achieves a lower risk profile as the development and resulting cash flows can be phased according to market conditions.

The following table summarises the Delfin Lend Lease projects.

	6 mths to Dec 2002	12 mths to June 2002
Number of projects	21	21
Number of lots sold	2,060	4,758
Sales Backlog (number of lots)	36,700	42,900

During the period Delfin Lend Lease sold its interest in the North Lakes project to its joint venture partner, Lensworth, for consideration of $42.5 million, reducing Backlog by 6,000 lots. This reduction in Backlog was partly offset by finalisation of arrangements with Boral Limited to undertake the Nelson Ridge project in Sydney, which includes approximately 1,500 residential lots.

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Inner City Residential

RES is currently involved in three principal development projects, two in Sydney and one in Melbourne. The two established projects, Jacksons Landing and Olympic Village/Newington, are primarily residential developments but also include commercial, industrial and retail precincts. The development at Victoria Harbour in Melbourne is a waterfront regeneration project and will include residential, commercial and retail precincts. A further project, St Patrick's, is a smaller premium residential project in Sydney.

The Inner City Residential business has a backlog of approximately 3,500 units.

A brief summary of the key projects is set out below.

Project	Current Status	Investment/ Inventory as at 31 Dec 2002 A$m	Expected Profit Emergence
Olympic Village/Newington, Sydney	– Total development of 2,014 residential units and 2 industrial/retail precincts. – All industrial/retail precincts have been completed and sold. – A total of 104 residential units were sold in the period. – The project is 67% sold by number of lots at 31 December 2002. – There were 121 residential units completed and under construction available for sale at 31 December 2002. – There is the capacity to develop a further 550 units on the site.	12.0	Precinct 2, 4 and 5 completed, sold and profits recognised. Precinct 1 and 3 up to 2005.
Jacksons Landing, Sydney	– Total development of 1,341 residential units and commercial/retail precincts. – Completion of two residential towers in the period, approximately 95% sold. – 119 units sold in the period. – Market release of two towers during the period. – Construction of The Distillery has commenced and is expected to be completed in early 2004. – There is the capacity to develop a further 480 units on the site.	87.8	Staged development up to 2007.
Victoria Harbour, Melbourne	– Land management arrangement with Docklands Authority. – First development a 56,000 square metre commercial building pre-let to National Australia Bank and pre-sold to General Property Trust. – Dock 5, the first residential tower, comprising 148 apartments, was released to the market during December. – Project is of a staged nature that can be contracted or expanded in line with prevailing market conditions.	24.0	Staged development over the next 20 years.
St Patricks, Sydney	– Staged development with the Catholic Church. – First precinct of 8 houses, 10 apartments and 3 land lots was 78% sold at December 2002.	7.4	Staged development over the next 5 years.

Other Projects

Real Estate Solutions has an interest in three other development-led projects in Sydney, namely Fox Studios (carrying value $3.8 million), Darling Park III (carrying value $15.0 million) and Hickson Road (carrying value Nil). Hickson Road is to be the new office for Lend Lease in Sydney and has been pre-sold to Deutsche Office Trust.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Americas

Revenue
Revenue for the period ended December 2001 and December 2002 principally relates to Actus Lend Lease. There was no other significant revenue in the Americas.

Operating Profit/(Loss) After Tax
The loss after tax for the financial period ended December 2002 of $5.6 million is largely attributable to Actus Lend Lease and includes costs of bidding for new military housing projects of $5.3 million where the incremental GPM is not recognised until these projects reach financial close. There was no significant income recognised in the period as financial close was not reached on any new projects. In addition minimal construction GPM was recognised during the period in relation to the Fort Hood project as it is in the early stages of completion. Fort Campbell and Beaufort Paris Island projects have both reached preferred bidder status.

Profit after tax for the financial period ended December 2001 of $5.1 million principally relates to fees earned on Fort Hood.

Actus Lend Lease
The main focus of Actus Lend Lease is the privatised military housing program for all branches of the US military. In the corresponding prior year period Actus Lend Lease finalised the contract with the US Army in relation to the privatisation of Fort Hood. In May 2002, Actus Lend Lease was named preferred bidder on the Beaufort Parris Island project, a joint Navy and Marine base in South Carolina which includes the upgrade and ongoing maintenance of 1,600 homes and construction of a number of new homes. The base has an estimated capital spend of US$110.0 million and includes a 45 year management contract. Actus Lend Lease expects to reach financial close on this project during the 2003 financial year. In May 2002, Actus Lend Lease was also named preferred bidder on Fort Campbell, an army base located in Kentucky, which has an estimated capital spend of US$290.0 million and approximately 4,800 homes.

Piers Development Project, San Francisco
The main development project in North America is The Piers on the waterfront in San Francisco. Lend Lease holds a joint venture interest in the San Francisco Cruise Terminal Company. This venture has an exclusive right to negotiate with the Port of San Francisco to develop Piers 30-32.

Europe

Revenue
European revenue in the period ended December 2002 of $51.5 million relates to facilities management income and consultancy. There were no significant asset sales in the period.

European revenue of $478.2 million in the period ended December 2001 mainly comprised the sale of Touchwood, Solihull to the Lend Lease Retail Partnership ($439.1 million) and additional revenue recognised from the sale of Overgate, Dundee due to additional space being let in the period.

Operating Profit After Tax
The operating loss after tax for the period ended December 2002 was $21.7 million. There were no significant capital transactions in the period. The loss is principally due to the full provision against costs incurred on Shell Centre, London of $10.5 million and continued costs of pursuing new projects, principally PFI's of $12.0 million offset by profit after tax recognised on Touchwood, Solihull of $2.1 million.

The operating profit after tax for the period ended December 2001 of $0.4 million included the profit on the sale of Touchwood, Solihull of $19.8 million offset by overheads and the cost of pursuing new, principally PFI related, projects. The profit on the sale of Solihull represents the profit on the development calculated by reference to the level of rentals achieved.

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Europe continued

Overview of Businesses

Urban Regeneration

The European business is pursuing a number of urban regeneration schemes, details of which are set out below:

Project	Current Status/Risks	Investment /Inventory 31 Dec 2002 A$m	Expected Profit Emergence
Greenwich Peninsula, East London	– RES is in joint venture with Quintain Estates and English Partnerships, to regenerate approximately 190 acres of land at Greenwich Peninsula, East London, including the Millennium Dome. – The outline master plan proposes a total development of around 1.3 million square metres, comprising an arena, approximately 10,000 new homes, 0.5 million square metres of office accommodation, shops, restaurants, open spaces and leisure facilities. – The scheme is in accordance with Lend Lease's strategy of leveraging capital. Under the terms of the agreement RES is able to manage the drawdown of land to coincide with demand. – The deal was signed in May 2002 and the first profit is expected to be recognised in 2006.	12.9	2006 - 2018
Bluewater Valley, Kent	– Early stages of development. – Land is adjacent to Bluewater Shopping Centre and is currently waiting rezoning by Local Council and planning will then be submitted.	14.3	Subject to development plan

Retail and Other Projects

Lend Lease's ongoing development activities are structured to reduce risk by increasingly operating on a fee for work basis with incentive fees linked to increases in asset value. A summary of the key developments is set out below:

Project	Current Status/Risks	Investment /Inventory 31 Dec 2002 A$m	Expected Profit Emergence
Tres Aguas / Carlos III Madrid	– The centre opened in September 2002. – Currently let 92% by space and 93% by value. – Centre is being marketed for sale. Interest has been received from a number of parties and the sale is expected to be completed in the second half of the 2003 financial year.	25.1	2002/03
Chapelfield, Norwich	– Conditionally forward sold to Capital Shopping Centres plc. – In the period Capital Shopping Centres contributed $111 million of funding towards development. – A second payment will be made following practical completion (expected in 2005), subject to the Centre being 70% let by space and value. – The Centre is currently 25% pre-let by value and 45% by space.	104.4	2005/06
Shell Centre, London	– Joint venture with Shell to develop a 22,000 square metre commercial tower with associated retail and leisure on the Southbank, London. – Planning application was refused by the local Council in December 2002. An appeal is currently pending. In light of the recent refusal, all costs incurred on this project have been provided for in the current financial period. – Commitment to commence construction is contingent on achieving the required planning, acceptable pre-leasing and pre-sale.	-	2004/05

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Solutions (RES) continued

Integrated Development Businesses (IDB) continued

Europe continued

Private Finance Initiative (PFI) Projects
Catalyst Healthcare, a 100% owned subsidiary, is established in the European PFI healthcare sector. It currently has six health PFI projects awarded or as preferred bidder in the UK and one in Italy. RES also has four education PFI projects, two government accommodation PFI projects and is pursuing opportunities in the military sector.

IDB recently secured its first large military contract in the UK having been appointed, in joint venture with Babcock SGI, to build, refurbish and maintain living accommodation at 50 Army, Navy and Air Force bases across the UK. The contract is expected to generate $2 billion of revenue for BLL over the next seven years. The project, named SLAM (Single Living Accommodation Modernisation) has procurement similarities to PFI projects in that IDB is required to both build and maintain the barracks for a contracted period of time. However, unlike PFI projects, the private sector will not finance this project.

The PFI projects are managed by specialist subsidiaries (eg. Catalyst Healthcare) who engage BLL to carry out the construction activities.

The status of IDB's PFI projects as at 31 December 2002 is set out below:

	Construction Revenue A$m	FM Backlog Revenue(1) A$m	Current Status	Contract Length Years	End Date
Health					
Calderdale Hospital (UK)	223 (2)	46	Operational	33	May 2031
Worcester Hospital (UK)	214 (2)	91	Operational	33	Dec 2031
Hexham Hospital (UK)	72	18	Under construction	32	Apr 2033
Roehampton Hospital (UK)	119	5	Preferred bidder	30	Apr 2033
Brescia Hospital (Italy)	40		Preferred bidder	22	Jun 2024
Manchester (UK)	816	62	Preferred bidder	35	Dec 2037
Havering (UK)	477	48	Preferred bidder	33	Sep 2035
Education	**1,961**	**270**			
Newcastle Schools (UK)	116	40	Under construction	27	Mar 2029
Lincoln Schools (UK)	46	16	Under construction	29	Sep 2030
Lilian Baylis Schools (UK)	32	12	Preferred bidder	27	Jun 2029
Cork Maritime Schools (Ireland)	66	13	Preferred bidder	27	Dec 2028
Other	**260**	**81**			
Treasury 1 (UK)	294 (2)	57	Operational	37	Aug 2037
Treasury 2 (UK)	369	75	Under construction	35	Aug 2037
	663	**132**			
	2,884	**483**			

(1) FM Backlog Revenue disclosed is for 10 years. All contracts run for 20-35 years.
(2) Construction phase of these projects has been completed.

RES is committed to further investment in the PFI market and is currently actively bidding for further projects in the health and military sectors. The Backlog GPM in respect of PFI FM contracts which are either operational or have reached financial close at December 2002 is $37.8 million.

A key issue in the PFI market in the UK is the high cost associated with bidding for new projects due to the requirement for detailed design to be submitted as part of the bidding process. No costs associated with the bidding process were capitalised on Lend Lease's balance sheet at December 2002 unless Lend Lease or its consortium had been declared preferred bidder and is therefore in sole negotiation on the project. A total of $25.5 million of bid costs were capitalised during the six months to December 2002 in relation to the projects for which Lend Lease is the preferred bidder. The most significant project, in terms of capitalised costs, is Havering Hospital, (of which $12.2 million was capitalised during the current financial period), which is expected to reach financial close in the current financial year.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Investments (REI) *

The principal activities of this business segment are management of real estate investment funds (which may be partnerships, trusts or other entities), and separate accounts on behalf of clients (including acquiring, managing and disposing of investments and in some cases, includes co-investment in funds or real estate assets), portfolio management, originating and servicing of commercial mortgages and mezzanine loans, resolution of sub-performing and non-performing commercial mortgages, the leasing, management and redevelopment of retail centres and acting as financial advisor and arranger of project finance and related services.

Key Financial Results

	Operating Revenue		Operating Profit/(Loss) Before Tax (1)		Operating Profit/(Loss) After Tax (1)		Assets	
	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	Dec 2001 A$m	Dec 2002 A$m	June 2002 A$m
North America	338.5	370.4	64.5	65.9	50.8	48.8	2,256.1	2,728.2
Australia and Pacific	49.4	44.1	24.8	18.0	17.7	14.1	153.7	156.8
Asia	17.6	31.4	(3.2)	3.8	(2.7)	2.1	210.7	264.0
Europe	64.0	76.6	31.3	33.2	22.5	21.7	1,045.1	709.8
Global management			(4.2)		(2.5)			
Total REI	**469.5**	**522.5**	**113.2**	**120.9**	**85.8**	**86.7**	**3,665.6**	**3,858.8**
% of Total Group	8.8	8.4	80.9	55.3	85.6	68.6	45.4	44.9
% period movement	(10.1)		(6.4)		(1.0)		(5.0)	1.2

* Definitions in respect of the terms used in this section are included on page 18.

(1) Excludes the write-down of the REI US businesses.

Global REI profit after tax decreased 1.0% to $85.8 million for the period ended December 2002 compared to $86.7 million for December 2001.

Global Management Costs

Global management costs for the period ended December 2002 reflect the expenses of the global executive management team and certain costs associated with the Strategic Review of the Global REI business.

An analysis of the Global REI Assets Under Management, Assets Under Resolution, Loans Under Servicing and regional results follows.

Strategic Review

In May 2002, the Board and management of Lend Lease commenced a detail strategic review of the REI businesses with the objective of optimising the performance of the business and its returns to shareholders.

Key issues prompting the review included:

- Weak economic conditions in the US making meaningful growth in the US in the short term a challenge;
- Intensified competition as a result of industry consolidation by major financial institutions;
- Disappointing performance of certain businesses;
- Significant co-investment requirements for certain funds; and
- Below benchmark investment performance for certain funds and separate accounts.

The Strategic Review is being conducted by the Board and management, working with external advisors. An assessment of a range of alternatives is progressing with the objective of ensuring that shareholders' value from the businesses is maximised.

On 23 January 2003, an announcement was made that a write-down in the order of US$300 million ($526 million) after tax will be made reflecting a diminution in the carrying value of US REI businesses and associated restructuring as a result of reduced medium term earnings expectations. The factors contributing to the reduced earnings outlook include problematic US real estate markets, record low US interest rates and a continuing weak US economy.

Real Estate Investments (REI) continued

Global Assets Under Management (AUM)

Global AUM increased 5.6% to $90.9 billion at December 2002 compared to $86.1 billion at June 2002. Excluding the impact of currency changes, Global AUM at December 2002 increased 4.9% compared to June 2002 ($90.3 billion December 2002 as compared to $86.1 billion at June 2002).

		Period ended 31 December 2002					June 2002
		North America US$b	Aust & Pacific A$b	Asia US$b	Europe £b	Total A$b	Total A$b
AUM at beginning of financial period		38.4	11.8	1.0	2.0	86.1	92.1
Additions		3.3	0.8	0.4	0.7	9.2	11.5
Reductions		(2.4)	(0.3)	(0.4)		(5.3)	(9.7)
Net revaluations		(0.1)	0.2		0.1	0.3	(0.8)
Exchange gains/(loss) (1)						0.6	(7.0)
AUM at end of financial period		**39.2**	**12.5**	**1.0**	**2.8**	**90.9**	**86.1**
Period movement in AUM	%	2.1	5.9		40.0	5.6	(6.5)
AUM at end of financial period	**A$b**	**68.8**	**12.5**	**1.8**	**7.2**	**90.3**	**93.1**
Exchange gain/(loss) (1)					0.6	0.6	(7.0)
AUM at end of financial period	**A$b**	**68.8**	**12.5**	**1.8**	**7.8**	**90.9**	**86.1**
Period movement in AUM (excluding currency changes)						**4.9%**	**1.1%**

(1) Exchange gains/(loss) arises from exchange rate movements for translation of local currency AUM between June 2002 and December 2002.

The US REI AUM of $68.8 billion represents approximately 76% of the total Global REI AUM.

Further details of AUM are outlined in the regional analysis following.

Global Assets Under Resolution (AUR)

Global AUR decreased 31.2% to $9.9 billion at December 2002.

		Period ended 31 December 2002			June 2002
		Nth America US$b	Asia US$b	Total A$b	Total A$b
AUR at beginning of financial period		**0.9**	**7.3**	**14.4**	**13.1**
Additions		0.2	0.4	1.1	5.3
Reductions		(0.1)	(3.4)	(6.1)	(2.9)
Net revaluations/other			0.3	0.5	0.2
Exchange (loss)/gain (1)					(1.3)
AUR at end of financial period		**1.0**	**4.6**	**9.9**	**14.4**
Period movement in AUR	%	11.1	(37.0)	(31.2)	9.9
AUR at end of financial period	**A$b**	**1.8**	**8.1**	**9.9**	**15.7**
Exchange (loss)/gain (1)					(1.3)
AUR at end of financial period	**A$b**	**1.8**	**8.1**	**9.9**	**14.4**
Period movement in AUR (excluding currency changes)				**(31.2)%**	**19.8%**

(1) Exchange (loss)/gain arises from exchange rate movements for translation of local currency AUM between June 2002 and December 2002.

Further details of AUR are outlined in the regional analysis following.

Real Estate Investments (REI) continued

Global Loans Under Servicing (LUS)

Global LUS increased 0.9% to $123.3 billion at December 2002.

		December 2002 Nth America US$b	June 2002 Nth America US$b
LUS at beginning of financial period		69.7	**50.1**
Additions		4.4	25.7
Loan run-offs		(3.8)	(6.1)
LUS at end of financial period		70.3	**69.7**
Period movement in LUS	%	0.9	39.1
LUS at end of financial period	A$b	123.3	**134.0**
Exchange gain/(loss) [1]			(11.7)
LUS at end of financial period	A$b	123.3	122.3

(1) Exchange (loss)/gain arises from movements exchange rates for translation of local currency AUM between June 2002 and December 2002.

Further details of LUS are outlined in the regional analysis following.

REI Definitions

Assets Under Management (AUM) – Equity: represents the gross market value of real estate assets managed in an advisory capacity on behalf of investors.

Assets Under Management (AUM) – Commercial Credit: represents the outstanding principal balance of commercial mortgage loans and mortgage backed securities where mortgage loans are actively managed in an advisory capacity on behalf of investors.

Assets Under Resolution (AUR): represents the outstanding principal balance (legal loan balance) of non-performing and sub-performing loans that are being resolved and the investment balance of foreclosed real estate administered on behalf of investors. AUR consists of delinquent loans in CMBS pools (Special Serviced loans) and non-performing and sub-performing loans acquired by investors. Non-performing portfolios are typically purchased at a significant discount to the legal loan balances.

Loans Under Servicing (LUS): represents the legal balances of mortgage loans that are serviced on behalf of investors.

Real Estate Investments (REI) continued

Global Funds Investment Performance

Detailed below are the latest available returns for certain REI funds compared to appropriate benchmarks, where applicable. Specific separate account returns are not disclosed due to confidentiality obligations to clients.

Investment	Benchmark Reference	Region	Before fees leveraged returns % 1 year	3 years	5 years	AUM [(1)] A$b
Core Funds						
Private Equity Composites at 30 September 2002						
Total composite	A	Americas	0.8	7.8	10.8	22.1
Co-mingled Fund composite	A	Americas	(1.7)	6.6	10.1	11.0
Separate Account composite	A	Americas	2.7	8.7	11.4	11.1
Industry Benchmark at 30 September 2002						
NCREIF Composite Property Index	A	Americas	5.6	9.1	11.4	
Private Equity Flagship Funds at 31 December 2002						
Prime Property Fund	C	Americas	5.3	7.3	10.7	4.6
LL Rosen Total Return Strategy Composite	D	Americas	4.4	16.0	6.5	1.9
Australian Prime Property Fund – Retail	E	Australia	13.2	11.1	10.0	1.2
Australian Prime Property Fund – Commercial	E	Australia	7.5	8.9	8.8	0.3
Australian Prime Property Fund – Industrial	E	Australia	12.8	12.0	11.9	0.2
Real Estate Securities	F	Australia	13.6	15.9	11.8	2.5
Lend Lease Retail Partnership	G	Europe	12.3	10.1	n/a	1.6
Lend Lease Overgate Partnership	G	Europe	6.1	n/a	n/a	0.4
Industry Benchmark at 31 December 2002						
NCREIF Property Index	C	Americas	6.8	8.7	10.7	
Wilshire REIT Index	D	Americas	3.6	15.1	4.3	
Mercers Diversified Property Fund Index	E	Australia	10.7	10.6	10.2	
S&P/ASX 200 Property Accumulation Index	F	Australia	11.8	14.7	11.1	
Investment Property Database	G	Europe	9.5	9.9	11.4	
Public Equity Flagship Funds at 31 December 2002						
General Property Trust [(3)]	B	Australia	12.8	14.2	9.2	6.7
LL US Office Trust [(3)]	B	Australia	6.7	14.4	n/a	1.4
Industry Benchmark at 31 December 2002						
S&P/ASX 200 LPT Property Accumulation Index [(3)]	B	Australia	11.8	14.7	11.1	
Private Debt Flagship Funds at 31 December 2002 [(2)]						
Core Mortgage Fund I	H	Americas	7.9	9.3	7.8	0.2
Core Mortgage Fund II	H	Americas	9.1	n/a	n/a	0.1
Industry Benchmark at 31 December 2002						
Giliberto-Levy (Loss adjusted)	H	Americas	n/a [(2)]	n/a [(2)]	n/a [(2)]	n/a [(2)]

(1) Represents amounts included in Assets Under Management at December 2002 of $90.9 billion.
(2) The industry benchmark Giliberto-Levy (loss adjusted) at 31 December 2002 is not currently available.
(3) Returns are calculated after fees.

Flagship Funds – Enhanced and Opportunistic

The return profile for enhanced and opportunistic investment vehicles differs from that of core funds. They tend to have greater focus on capital growth at the expense of income yield. Enhanced and opportunistic funds are generally fixed life vehicles.

Enhanced and opportunistic funds target total return over the life of the fund with each having its own particular target rate of return set at the commencement of the fund. Benchmarks are therefore not normally applied to enhanced and opportunistic funds. Fund strategies are aligned to achieving target returns over the life of the fund. These strategies include an investment phase, development activity and property and portfolio repositioning which can result in a substantial portion of a funds assets not being revalued for a period of time. Accordingly, interim fund returns are not provided.

No enhanced and opportunistic funds were liquidated during the period ended December 2002.

Real Estate Investments (REI) continued

Co-Investments

Lend Lease co-invests in funds alongside clients, where appropriate. Such investments are often seed capital to establish a fund. The majority of funds in which Lend Lease co-invests are closed-ended funds that are weighted towards capital growth rather than income generation. As Australian Accounting Standards prohibit recording unrealised capital gains as profit, Lend Lease's total return on the investment (including incentive fees, if any) is generally only recognised on liquidation of the funds. Until liquidation, Lend Lease receives its share of the net operating income when distributed by each fund.

The following table summarises co-investments at December 2002, as well as future commitments to co-investments.

Investment	Region	Investment December 2002 A$m	Future Commitments A$m	Total Commitments A$m	Indicative Fund Liquidation	Lend Lease Share of Income December 2002 A$m
Core						
Australian Prime Property Fund	Australia	49.0		49.0	Open ended	1.6
Lend Lease Retail Partnership	Europe	66.8	2.6	69.4	2011	1.9
Lend Lease Overgate Partnership	Europe	109.7	5.4	115.1	2008	3.0
Lend Lease European Real Estate Securities SICAV	Europe	18.1		18.1	Open ended	
Lend Lease US Real Estate Securities Fund	Americas	23.1		23.1	Open ended	1.0
Enhanced						
Asia Pacific Investment Company I and II	Asia	87.7		87.7	2004 and 2009	
German Industrial Property Fund	Europe	2.8		2.8	2009	
Real Estate Partners I	Australia	1.8	1.9	3.7	2005	0.2
Value Enhancement Fund III	Americas	19.7		19.7	2005	8.0
Value Enhancement Fund IV	Americas	22.2		22.2	2007	(4.1)
Value Enhancement Fund V	Americas	35.9	53.2	89.1	2008	1.5
Yarmouth Capital Partners Limited Partnership II	Americas	59.5		59.5	2003	(8.8)
Tactical Office Partnership	Americas		17.5	17.5	2006	
Mezzanine Debt Co-investment	Americas	4.7	31.2	35.9	Various	0.6
Debt Asset Management Portfolios	Americas	10.2		10.2	Various	7.1
Debt Co-investments	Americas	6.9		6.9	Various	0.2
Multi-Family & Tax Credit Fund Co-investments	Americas	15.8	22.9	38.7	Various	0.1
CMBS Co-investments	Americas	19.3		19.3	Various	0.5
LL Enhanced Yield Fund	Americas	1.0	16.0	17.0	2007	(0.6)
Other	Americas	9.4		9.4	Various	0.5
Opportunistic						
Lend Lease Global Properties Fund SICAF	Global	175.4		175.4	2009	
Lend Lease International Distressed Debt Fund	Asia	38.8	128.2	167.0	2008	(6.3)
Total		**777.8**	**278.9**	**1,056.7**		**6.4**

Real Estate Investments (REI) continued

North America

The REI North America business consists broadly of real estate equity investment management, real estate associated debt services and certain related real estate activities.

Real Estate Equity

The real estate equity investment management businesses engage in the raising of investor capital, the acquisition/disposition of real estate assets and the investment/asset management of real estate assets for clients.

Investment Management – Equity provides services for investors in real estate equity. There are three main categories of real estate assets under management.

- Financial Institutions maintain separate accounts with Lend Lease. The Equitable General Account is the largest client.
- Co-mingled Funds are multi-investor funds and include the Prime Property Fund (PPF), Value Enhancement Fund (VEF) series, Arch Street (multi-family) series, and other smaller funds.
- Separate Accounts represent individual direct investment holdings by domestic pension funds, foundations and endowments, family offices and foreign institutions.

Housing and Community Investing (HCI) syndicates and asset manages multi-family investment funds and separate accounts which primarily provide income tax benefits to investors resulting from their investment in affordable multi-family housing (tax credit-supported) products.

Real Estate Debt

The real estate debt businesses raise investor capital, originate real estate loans, invest in real estate debt related products, manage real estate loans and service real estate loans for clients.

Commercial Credit provides services for investors in real estate debt. There are four main business segments within Commercial Credit:

- The Fixed Income Group originates and manages commercial mortgage loans and mezzanine loans and invests in Commercial Mortgage Backed Securities (CMBS) on behalf of clients. The Fixed Income Group includes the businesses of Lend Lease Mortgage Capital (LLMC), the Debt Advisory Group, Program Lending and Structured Finance. Primary clients include Fannie Mae, Freddie Mac, Teachers Insurance and Annuity Association (TIAA) and The Equitable General Account. In addition, Lend Lease is a sponsor of several funds that originate and manage commercial mortgage loans and mezzanine loans, and is a partner in a joint venture that advises clients on investments in CMBS.
- Lend Lease Agri-Business originates, manages and services agricultural mortgage loans for The Equitable General Account, Farmer Mac and Farm Credit Services.
- Lend Lease Asset Management provides special servicing for CMBS and acquires, manages and resolves non-performing and sub-performing loan portfolios for institutional investors, banks, insurance companies and private investors. This business currently operates in the US and Mexico.
- CapMark Services (CapMark) services commercial mortgage loans originated from external sources including CMBS issuers and owners of whole loan portfolios as well as commercial mortgages originated internally by other Commercial Credit businesses and Holliday Fenoglio Fowler (HFF).

The services provided by the four main Commercial Credit business segments is summarised as follows:

	Origination of Mortgage Loans	Manage Lender/ Investor Capital	Asset Management of Mortgage Loans	Mortgage Loan Servicing (1)	Resolution of Non/Sub-Performing Loans
Fixed Income Group	✓	✓	✓	✓	✓
Lend Lease Agri-Business	✓	✓	✓	✓	✓
Lend Lease Asset Management		✓	✓		✓
CapMark Services			✓	✓	

(1) The servicing function for The Fixed Income Group loans is largely performed by CapMark.

Holliday Fenoglio Fowler (HFF) provides financial brokerage services for commercial real estate owners, including sales of properties and the arrangement of first-lien mortgages and mezzanine capital.

Real Estate Investments (REI) continued

North America continued

Analysis of Result

	Period ended December 2002						Period ended December 2001					
	Investment Mgt – Equity US$m	HCI US$m	Comm-ercial Credit US$m	HFF US$m	Total US$m	Total A$m	Investment Mgt – Equity US$m	HCI US$m	Comm-ercial Credit US$m	HFF US$m	Total US$m	Total A$m
Annuity Fees												
Asset management/Advisory fees	36.4	8.5	5.2		50.1	90.3	42.0	5.7	5.4		53.1	103.7
Property management fees	1.1				1.1	2.0	0.9				0.9	1.8
Mortgage servicing revenue			30.5	2.9	33.4	60.2			34.0	2.4	36.4	71.1
Total annuity fees	**37.5**	**8.5**	**35.7**	**2.9**	**84.6**	**152.5**	**42.9**	**5.7**	**39.4**	**2.4**	**90.4**	**176.6**
Transaction fees												
Acquisition fees	6.1	16.5			22.6	40.7	3.6	11.5			15.1	29.5
Disposition fees	4.2	0.7	1.5		6.4	11.5	10.7	2.5			13.2	25.8
Origination fees			9.4	46.4	55.8	100.5			9.2	35.8	45.0	87.9
Incentive fees	1.3	0.6	1.2		3.1	5.6	2.7	0.2	0.5		3.4	6.6
Other fees and income	4.7	1.4	2.3		8.4	15.1	4.8	1.4	2.3		8.5	16.6
Total transaction fees	**16.3**	**19.2**	**14.4**	**46.4**	**96.3**	**173.4**	**21.8**	**15.6**	**12.0**	**35.8**	**85.2**	**166.4**
Total operational revenue	**53.8**	**27.7**	**50.1**	**49.3**	**180.9**	**325.9**	**64.7**	**21.3**	**51.4**	**38.2**	**175.6**	**343.0**
Investment income	6.6		4.3		10.9	19.6	9.4		3.4		12.8	25.0
Equity accounted profits	0.3		1.0		1.3	2.3	1.4		0.9		2.3	4.5
Total income before expenses	**60.7**	**27.7**	**55.4**	**49.3**	**193.1**	**347.8**	**75.5**	**21.3**	**55.7**	**38.2**	**190.7**	**372.5**
Direct business expenses					(143.0)	(257.7)					(136.4)	(266.4)
Enterprise amortisation					(3.7)	(6.7)					(3.7)	(7.2)
REI corporate overheads					(9.5)	(17.1)					(9.6)	(18.9)
Profit before tax and loss on FX hedge					**36.9**	**66.3**					**41.0**	**80.0**
Loss on FX hedge						(1.8)						(14.1)
Profit before tax					**36.9**	**64.5**					**41.0**	**65.9**
Income tax expense [(1)]					(7.7)	(13.3)					(10.8)	(16.7)
Profit after tax before minorities					**29.2**	**51.2**					**30.2**	**49.2**
Minority interests					(0.2)	(0.4)					(0.2)	(0.4)
Net profit after tax					**29.0**	**50.8**					**30.0**	**48.8**

(1) Income tax expense in A$m is net of the tax benefit on the foreign exchange hedge loss.

The above table details the financial result for the period ended December 2002 compared to the period ended December 2001.

Real Estate Investments (REI) continued

North America continued

Profit before tax decreased US$4.1 million (10.0%) to US$36.9 million for the period ended December 2002 compared to US$41.0 million for December 2001.

The decrease in profit before tax reflected:

- A net US$5.3 million (3.0%) increase in total operating revenue to US$180.9 million for the period ended December 2002 compared to US$175.6 million for December 2001.
- Total business expenses (incorporating Direct business expenses, Enterprise amortisation and REI Corporate overheads) increased US$6.5 million (4.3%) to US$156.2 million for the period ended December 2002 compared to US$149.7 million for the period to December 2001.
- Total business investment income decreased US$1.9 million (14.8%) to US$10.9 million for the period ended December 2002 compared to US$12.8 million for December 2001. The reduction was principally due to a share of partnership losses on co-investments in YCPII and VEFIV.

Profit after tax for the period ended December 2002 decreased US$1.0 million (3.3%) to US$29.0 million compared to US$30.0 million for December 2001.

Assets Under Management (AUM) Summary

	AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluation US$b	AUM at December 2002 US$b
Investment Management – Equity	17.1	1.5	(1.7)	(0.1)	16.8
HCI	8.6	0.8	(0.1)		9.3
Commercial Credit	12.7	1.0	(0.6)		13.1
Total AUM	**38.4**	**3.3**	**(2.4)**	**(0.1)**	**39.2**
Period movement in AUM					**2.1%**

AUM increased US$0.8 billion (2.1%) to US$39.2 billion for the period ended December 2002 compared to US$38.4 billion at June 2002. The increase included a net US$0.3 billion reduction in AUM of Investment Management – Equity, offset by net increases in AUM for Commercial Credit (US$0.4 billion) and HCI (US$0.7 billion).

Further detailed analysis of the movements in AUM is contained in the discussion of each business unit.

Assets Under Resolution (AUR) Summary

	AUR at June 2002 US$b (1)	Additions US$b	Reductions US$b	AUR at December 2002 US$b
Commercial Credit	**0.9**	**0.2**	**(0.1)**	**1.0**
Period Movement in AUR				**11.1%**

AUR increased US$0.1 billion (11.1%) to US$1.0 billion for the period ended December 2002 compared to US$0.9 billion at June 2002.

Further detailed analysis of the movements in AUR is contained in the discussion of Commercial Credit.

Loans Under Servicing (LUS) Summary

	LUS at June 2002 US$b	Additions US$b	Run Off US$b	LUS at December 2002 US$b
Commercial Credit	68.2	4.3	(3.7)	68.8
HFF	1.5	0.1	(0.1)	1.5
Total LUS	**69.7**	**4.4**	**(3.8)**	**70.3**
Period movement in LUS				**0.9%**

LUS increased US$0.6 billion (0.9%) to US$70.3 billion for the period ended December 2002 compared to US$69.7 billion at June 2002. The increase was principally due to internal and life company loan originations during the period.

Further detailed analysis of the movements in LUS is contained in the discussion of Commercial Credit.

Real Estate Investments (REI) continued

North America continued

Revenues

A detailed discussion of the revenues by each business follows. There are broadly three main types of revenue:

- **Annuity Fees** – chiefly earned from managing clients' real estate equity and debt portfolios; the management and servicing of commercial mortgages, the resolution of sub-performing and non-performing loans, and net interest earned on cash float balances held in CapMark.
- **Transaction Fees** – earned principally from the acquisition, disposition and financing of clients' real estate equity portfolios and the origination of commercial mortgage loans. Transaction fees also include incentive fees based upon the performance of clients' portfolios in excess of agreed hurdle or benchmark returns and net interest income on the portfolio of agency multi-family loans held for sale.
- **Investment Income** – income and capital returns from co-investments in funds, loan assets and direct investment in real estate.

Investment Management – Equity

Annuity Fees

Total annuity fees decreased US$5.4 million (12.6%) to US$37.5 million for the period ended December 2002 compared to December 2001. The reduction was largely attributable to a decline in asset management/advisory fees.

Asset Management/Advisory Fees

Asset management/advisory fees decreased US$5.6 million (13%) to US$36.4 million for the period ended December 2002 compared to December 2001. The level of AUM is a significant driver of asset management/advisory fees.

	AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at December 2002 US$b
Investment Management – Equity					
Financial Institutions	1.7		(0.1)		1.6
Co-mingled funds	6.5	0.1	(1.2)	(0.1)	5.3
Separate Accounts	7.9	0.8	(0.3)		8.4
Real Estate Securities	1.0	0.6	(0.1)		1.5
Total Investment Management – Equity	**17.1**	**1.5**	**(1.7)**	**(0.1)**	**16.8**
Period Movement in AUM					**(1.8)%**

AUM decreased US$0.3 billion (1.8%) to US$16.8 billion for the period ended December 2002 compared to US$17.1 billion at June 2002.

The decrease in asset management/advisory fees was also impacted by the prior year's decrease in AUM of 13% from US$19.6 billion to US$17.1 billion.

Financial Institutions' AUM decreased US$0.1 billion (6%) to US$1.6 billion for the period ended December 2002 due principally to property disposals for The Equitable General Account.

Co-mingled funds' AUM decreased US$1.2 billion (18%) to US$5.3 billion for the period ended December 2002. The reduction in AUM includes redemptions from the Prime Property Fund (PPF) (US$0.2 billion), YCPII (US$0.1 billion), Regional Mall Partners (US$0.1 billion) and net downward revaluations within the VEF series of US$0.1 billion.

Separate Accounts' AUM increased US$0.5 billion (6%) to US$8.4 billion for the period ended December 2002. The net increase is largely attributable to acquisitions for clients.

Real Estate Securities AUM increased US$0.5 billion (50%) to US$1.5 billion for the period ended December 2002. The increase primarily relates to the acquisition of an additional 27.5% of Lend Lease Rosen.

Property Management Fees

Property and facilities management fees increased US$0.2 million to US$1.1 million for the period ended December 2002 compared to December 2001. Fees for the period ended December 2002 were largely derived from Cordia Senior Living.

Cordia Senior Living is the operating company, which provides the day-to-day management of the senior living facilities owned by clients of the Investment Management – Equity group. Cordia Senior Living currently manages eight facilities and reported a small operating loss in the period ended December 2002.

Transaction Fees

Total transaction fees decreased US$5.5 million to US$16.3 million for the period ended December 2002 compared to December 2001. Transaction fees are largely dependent on the level of acquisitions and disposition activity for clients and incentive fees earned.

Real Estate Investments (REI) continued

North America continued

Acquisition Fees
Acquisition fees increased US$2.5 million to US$6.1 million for the period ended December 2002 on US$0.8 billion of acquisition volume compared to acquisition fees earned of US$3.6 million on US$0.5 billion of acquisition volume for the period ended December 2001.

Disposition Fees
Disposition fees decreased US$6.5 million to US$4.2 million for the period ended December 2002 on disposition volume of US$1.7 billion compared to disposition fees earned of US$10.7 million on US$1.8 billion of disposition volume for the period ended December 2001. The decrease in fees is mainly attributable to lower Equitable General Account dispositions. No disposition fees are earned from PPF and the VEF series funds.

Incentive Fees
Incentive fees decreased US$1.4 million to US$1.3 million for the period ended December 2002 compared to December 2001. Incentive fees for the current financial period include a number a small incentives fees from separate accounts and co-mingled funds. The timing and quantum of incentive fees is difficult to predict as they are dependent upon real estate market investment performance, and are generally paid towards the end of a fund's life cycle. (Refer to the Fund Incentive Fees section).

Other Fees and Income
Other Fees and Income of US$4.7 million were relatively stable for the period ended December 2002 compared to December 2001 and largely consist of development, financing and consulting fees.

Other Income

	Period ended December 2002 Total		Period ended December 2001 Total	
	US$m	A$m	US$m	A$m
Investment Income				
King of Prussia	7.5	13.4	6.0	11.7
YCPII	(4.9)	(8.8)	1.1	2.1
VEF Series	3.0	5.4	1.8	3.5
Other	1.0	2.0	0.5	1.1
Total Investment income	**6.6**	**12.0**	**9.4**	**18.4**
Equity Accounted Profits/Gain on Sale of Investments/Distributions				
Real Estate Securities [(1)]	**0.3**	**0.5**	**1.4**	**2.7**

(1) Lend Lease Rosen consolidated from 1 August 2002.

Investment income decreased US$2.8 million to US$6.6 million for the period ended December 2002 compared to December 2001. The movement is largely attributable to an increase in investment income from the VEF series (net of share of partnership losses) and King of Prussia offset by a reduction in income from YCPII due to the recent under performance and write-downs of hotel assets held by the fund.

Lend Lease Rosen Real Estate Securities (Lend Lease Rosen)
On 1 August 2002, Lend Lease increased its 50% ownership stake in Lend Lease Rosen to 74.9% (which was subsequently increased to 77.5%) and has entered into a three-year agreement to purchase the remainder of the company from its partner, Rosen Financial Services II. Equity accounting of profits from Lend Lease Rosen ceased from 1 August 2002 and earnings were included on a consolidated basis from this date.

Housing and Community Investing (HCI)
Total operating revenue increased US$6.4 million (30%) to US$27.7 million for the period ended December 2002 compared to December 2001. The increase was mainly a result of higher acquisition and asset management fees offset by lower disposition fees earned during the financial period.

HCI has traditionally earned a greater portion of its revenues in the December quarter as investors and developers seek to complete transactions within their fiscal and tax year, which is predominately December based. In calendar 2001, however, changes to Federal legislation delayed the allocation of tax credits from April to October consequently deferring revenues that would normally have been generated by HCI in the December 2001 quarter, and magnifying the differences on a comparable basis.

Real Estate Investments (REI) continued

North America continued

Annuity Fees

Asset Management Fees
Asset management fees relate to the revenue earned on the portfolios of tax credit assisted properties. Asset management fees increased US$2.8 million (49%) to US$8.5 million for the period ended December 2002 compared to December 2001. Although AUM increased 8.1% relative to June 2002, the basis of revenue recognition is dependent on available cash flows and interest income earned on excess cash reserves within each fund. Accordingly, there is only an indirect correlation between growth in AUM and asset management fees.

Assets Under Management (AUM)

	AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at December 2002 US$b
Housing and Community Investing – AUM	8.6	0.8	(0.1)	-	9.3
Period movement in AUM					8.1%

HCI's AUM has a longer expected holding period than Investment Management – Equity's AUM due to the nature of tax credit investments. The properties must be maintained and held in qualified tax credit structures for at least 15 years, which results in lower dispositions within the HCI portfolios.

Transaction Fees

Acquisition Fees
Acquisition fees increased US$5.0 million to US$16.5 million for the period ended December 2002 compared to December 2001. The increase relates to additional sales volume primarily attributable to investor demand for affordable housing tax credit products.

Disposition Fees
Disposition fees represent revenue generated from the sale of assets acquired in private placement portfolios. Disposition fees decreased US$1.8 million to US$0.7 million for the period ended December 2002 compared to December 2001. These transactions occur irregularly and involve individual properties and are not necessarily a result of the closing of a fund.

Incentive Fees
Incentive fees increased US$0.4 million to US$0.6 million for the period ended December 2002 compared to December 2001. Incentive fees are contingent upon a fund achieving certain performance hurdles, usually two to three years into a fund's life. The fluctuation in fee generation is related to the timing of when funds were originally syndicated and the period of the fund's life in which it is earned.

Other Fees and Income
Other fees and income of US$1.4 million for the period ended December 2002 were stable compared to December 2001 and consisted of a variety of miscellaneous items of income earned from the operations of the HCI business.

Commercial Credit

	December 2002			December 2001		
	Commercial Credit excl. CapMark US$m	CapMark US$m	Total US$m	Commercial Credit excl. CapMark US$m	CapMark US$m	Total US$m
Operating Revenue						
Annuity Fees						
Asset management fees	5.2		5.2	5.4		5.4
Mortgage servicing revenue	14.5	16.0	30.5	14.3	19.7	34.0
Total annuity fees	**19.7**	**16.0**	**35.7**	**19.7**	**19.7**	**39.4**
Transaction fees	**14.4**		**14.4**	**12.0**		**12.0**
Total operating revenue	**34.1**	**16.0**	**50.1**	**31.7**	**19.7**	**51.4**
Other Income						
Investment income	4.3		4.3	3.4		3.4
Equity accounted profits	1.0		1.0	0.9		0.9
Total other income	**5.3**	**-**	**5.3**	**4.3**	**-**	**4.3**
	39.4	**16.0**	**55.4**	**36.0**	**19.7**	**55.7**

Total operating revenue for the Commercial Credit business decreased US$1.3 million (2.5%) to US$50.1 million for the period ended December 2002 compared to December 2001.

Real Estate Investments (REI) continued

North America continued

Annuity Fees
Annuity Fees related to asset management fees and mortgage servicing revenue, which included servicing float interest revenues earned.

Annuity Fees decreased US3.7 million (9.4%) to US$35.7 million for the period ended December 2002 compared to December 2001. The reduction was largely attributable to a reduction in Mortgage Servicing revenue due to a decline in servicing float interest revenues earned in the lower short term interest rate environment during the financial period (US$3.0 million).

Asset Management Fees
Asset management fees are earned by Lend Lease Asset Management (LLAM), Lend Lease Agri-Business (LLAG) and the Fixed Income Group (FIG). The fees earned by LLAM and LLAG are earned from managing and resolving non-performing loan portfolios, special servicing loans and managing foreclosed real estate on behalf of clients. Fees earned by FIG relate to advisory income for managing a co-mingled fund and fees for managing mezzanine investments and below investment grade CMBS investments on behalf of clients. Asset management fees marginally decreased US$0.2 million to US$5.2 million (4%) for the period ended December 2002 compared to December 2001.

Assets Under Resolution (AUR)

	AUR at June 2002 US$b	Additions US$b	Reductions US$b	AUR at December 2002 US$b
Lend Lease Asset Management – US Special Servicing	0.5	0.2	(0.1)	0.6
Lend Lease Asset Management – US Non-performing loans	0.2			0.2
Lend Lease Asset Management – Mexico	0.2			0.2
Total Commercial Credit	**0.9**	**0.2**	**(0.1)**	**1.0**
Period movement in AUR				**11.1%**

AUR represents the legal loan balances of mortgage loans and the investment balance of foreclosed real estate administered on behalf of investors and is only indicative of the level of activity in the business and not the revenue earned. Special servicing fees are generally based on the legal loan balances, but fees for servicing non-performing loan portfolios are generally based on loan and foreclosed real estate investment balances or cash collections rather than legal loan balances. Accordingly, asset management fees are only indirectly correlated to movements in the AUR balance.

AUR increased US$0.1 billion (11.1%) to US$1.0 billion for the period ended December 2002 compared to US$0.9 billion at June 2002.

Mortgage Servicing Revenue
Mortgage servicing revenue is earned by The Fixed Income Group, Lend Lease Agri-Business and CapMark. CapMark, for a fee, provides the servicing function for loans originated by The Fixed Income Group. Agricultural mortgages are serviced and managed by Lend Lease Agri-Business, with Lend Lease Agri-Business retaining all servicing income related to agricultural mortgages.

Mortgage servicing revenue earned by The Fixed Income Group and Lend Lease Agri-Business marginally increased to US$14.5 million for the period ended December 2002 compared to December 2001. The increase is largely attributable to origination volumes for the period being greater than the run-off in the loan portfolios being serviced.

AUM for Commercial Credit represents the outstanding principal balance of commercial mortgage loans and market value of mortgage backed securities that are actively managed in an advisory capacity on behalf of investors.

AUM is one driver of mortgage servicing revenues and is indicative of the level of activity in the business. However, due to the multiple types of servicing revenues recognised, movements in mortgage servicing revenues are not directly correlated to movements in AUM. Changes in origination volume, servicing asset amortisation and ancillary activities, for example assumptions, modifications, prepayments and collateral releases, may impact the servicing revenues recognised in any given year.

Real Estate Investments (REI) continued

North America continued

Assets Under Management (AUM) – Commercial Credit

	AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at December 2002 US$b
LL Agri-Business	2.6				2.6
Fixed Income Group	10.1	1.0	(0.6)		10.5
Total AUM	**12.7**	**1.0**	**(0.6)**	**-**	**13.1**
Period movement in AUM					**3.1%**

AUM increased US$0.4 billion (3.1%) to US$13.1 billion for the period ended December 2002 compared to US$12.7 billion at June 2002. The increase primarily reflects Fixed Income Group origination volume for the period ended December 2002, which exceeded portfolio run-off for the same period.

Loans Under Servicing (LUS)

	Loans at June 2002 No.	Loans at December 2002 No.	LUS at June 2002 US$b	Additions US$b	Run Off US$b	LUS at December 2002 US$b
Agri-Business	4,935	4,870	2.6			2.6
CapMark (1)						
Securitised	3,817	3,671	31.9	0.6	(1.4)	31.1
Agency	746	773	4.7	0.4	(0.1)	5.0
Life Companies	2,344	2,338	25.5	3.1	(1.7)	26.9
Other	278	268	3.5	0.2	(0.5)	3.2
Total	**12,120**	**11,920**	**68.2**	**4.3**	**(3.7)**	**68.8**
Period movement in LUS		(1.7)%				**0.9%**

(1) Includes The Fixed Income Group and certain HFF loans serviced under sub-servicing agreements. Excludes other HFF loans where HFF performs the servicing functions instead of CapMark.

CapMark

LUS increased US$0.6 billion (0.9%) to $66.2 billion for the period ended December 2002 compared to US$65.6 billion at June 2002. The increase was primarily due to internal and life company loan originations during the period that exceeded run-off. The Agri-Business servicing portfolio remained flat for the period ended December 2002.

There are four major categories of LUS within CapMark. Securitised LUS includes groups of pooled commercial mortgages packaged and re-sold as bond issues either privately or in a public debt placement. Agency LUS represents mortgages originated for and in conjunction with US government sponsored/backed housing agencies including Fannie Mae, Freddie Mac or the Federal Housing Administration (FHA). Life Companies LUS includes portfolios of commercial mortgage loans held directly by life insurance companies on their balance sheets. Other LUS includes miscellaneous contracts.

CapMark's new loan servicing business for the period was derived approximately 38% from internal sources and 62% from external sources. HFF and The Fixed Income Group are internal sources for CapMark's new servicing volumes. External sources include CMBS issues and third party whole loan portfolios. Both sources of external business are generally obtained in a competitive bid process. CMBS issuers, primarily Wall Street investment banks, award CMBS servicing assignments. Some life insurance companies and other financial institutions seeking to improve the quality of their servicing and lower their costs have outsourced servicing on their whole loan portfolios.

CapMark loan servicing revenue comprises; mortgage servicing fees, which are the base fees earned for servicing loans; servicing float interest revenues which represent earnings on cash advances; cash balances and escrow accounts managed by CapMark; and ancillary revenues, which consist of late payment fees, default penalties and fees earned through loan assumptions and modifications.

	Revenue December 2002 US$m	Revenue December 2001 US$m
Mortgage Servicing Fees	9.9	10.3
Servicing Float Interest Revenues	3.6	6.6
Ancillary Revenues	2.5	2.8
Total CapMark Mortgage Servicing Revenues	**16.0**	**19.7**

Real Estate Investments (REI) continued

North America continued

CapMark mortgage servicing fees decreased US$0.4 million to US$9.9 million for the period ended December 2002 compared December 2001 despite an increase in LUS. The decrease is attributable to newer portfolios within the LUS balance earning lower basis point servicing fee than older portfolios.

Servicing float interest revenues, which include interest earned on advances, decreased US$3.0 million to US$3.6 million for the period ended December 2002 compared to December 2001. Float earnings were lower as a result of lower average US short-term interest rates in the period ended December 2002 financial period compared to December 2001. The average 30 day LIBOR rate for the period ended December 2002 was 1.69% compared to an average 30 day LIBOR rate of 2.87% for the period ended December 2001. Ancillary revenue marginally decreased by US$0.3 million to US$2.5 million for the period ended December 2002 compared to December 2001 due to lower late fees and default interest received during the period.

Transaction Fees

Transaction fees are principally earned from the origination of commercial mortgage loans and net interest income earned on the portfolio of loans held for sale. Transaction fees increased US$2.4 million to US$14.4 million for the period ended December 2002 compared to December 2001. The increase was mainly due to higher disposition fees, incentive fees and a small increase in origination fees.

Disposition Fees

Disposition fees of US$1.5 million were earned from Lend Lease Agri-Business related to the sale of foreclosed real estate for a client.

Origination Fees

Origination fees of US$9.4 million were earned on origination volume of US$1.1 billion for the period ended December 2002 compared to origination fees of US$9.2 million on origination volume of US$1.0 billion for December 2001.

The increase in origination volume for the period ended December 2002 was primarily driven by Lend Lease Agri-Business.

Incentive Fees

Incentive fees of $US1.2 million were earned for the period ended December 2002. The US$0.7 million increase in incentive fees relative to the prior period was primarily a result of income received on investments in mezzanine loans made by the Fixed Income Group.

Other Fees and Income

Other fees and income remained flat at US$2.3 million for the period ended December 2002 compared to December 2001. The majority of this income is net interest income of US$2.0 million for the period ended December 2002.

Investment Income and Equity Accounted Profits

	Period ended December 2002 Total		Period ended December 2001 Total	
	US$m	A$m	US$m	A$m
Investment Income				
Lend Lease Asset Management	3.9	7.0	3.2	6.3
Fixed Income Group	0.5	0.9	0.2	0.4
Other	(0.1)	(0.2)		
Total investment income	**4.3**	**7.7**	**3.4**	**6.7**
Equity Accounted Profits				
Lend Lease Hyperion (Fixed Income Group)	1.0	1.8	0.9	1.8
Total equity accounted profits	**1.0**	**1.8**	**0.9**	**1.8**

Investment income increased US$0.9 million to US$4.3 million for the period ended December 2002 compared to December 2001. The increase is largely attributable to the recognition of a discount applied at purchase of an investment in non performing loan assets in Mexico. Equity accounted profits represent income earned on Lend Lease's 50% interest in Lend Lease Hyperion. The increase in profit for the period ended December 2002 relative to December 2001 is principally due an increase in AUM fees.

Holliday Fenoglio Fowler (HFF)

HFF is the largest originator of mortgages in the United States and recorded a small profit after payment of commissions and other expenses for the period ended December 2002 compared to a small loss in the period to December 2001. HFF total operational revenue increased by US$11.1 million (29.1%) to US$49.3 million compared to December 2001.

Mortgage Servicing Fees

HFF originates loans and typically contracts CapMark to perform much of the servicing on a fee-sharing basis. Mortgage Servicing fees increased by US$0.5 million to US$2.9 million for the period ended December 2002 compared to December 2001 which was generally in line with the level of LUS for the financial period.

Real Estate Investments (REI) continued

North America continued

Origination Fees
Origination fees increased US$10.6 million to US$46.4 million on loan origination and sales transaction volume of US$7.8 billion for the period ended December 2002 compared to origination fees of $35.8 million on origination volume of US$6.8 billion for the period ended December 2001.

Expenses
Total expenses of US$156.2 million, including US$3.7 million amortisation of Project Enterprise (see below), increased US$6.5 million (4%) for the period ended December 2002 compared to US$149.7 million for December 2001. Of the net US$6.5 million increase in total business expenses, US$5.3 million related to increased commissions earned by HFF on higher origination volumes than for the period ended December 2001 and US$2.3 million related to the consolidation of the Lend Lease Rosen business. Excluding the expense increases noted above, total business expenses declined US$1.1 million for the period ended December 2002 compared to December 2001.

The gross capitalised cost for Project Enterprise at December 2002 was US$37.5 million, which is being amortised over a 5 year period (i.e. US$7.5 million per annum beginning in the 2002 financial period). The net book value of Project Enterprise decreased to US$12.3 million at December 2002 as part of the write-down of REI US businesses. Enterprise will continue to be amortised over the remaining portion of its 5 year estimated life.

Income Tax Expense
The following table analyses the North American REI income tax expense:

	Period ended December 2002 Total		Period ended December 2001 Total	
	US$m	A$m	US$m	A$m
Profit before tax	**36.9**	**64.5**	**41.0**	**65.9**
Prima facie tax expense (US REI average rate 41.5%)	15.3	26.8	17.0	27.3
Tax benefit from amortisation of intangible assets	(7.9)	(14.2)	(7.9)	(15.4)
Other tax expense adjustments[1]	0.3	0.7	1.7	4.8
Income tax expense	**7.7**	**13.3**	**10.8**	**16.7**
Effective tax rate	21%		26%	

(1) Includes permanent tax differences and under-provision for tax in previous periods.

The effective income tax rate was 21% for the period ended December 2002 as compared to 26% for December 2001. The decrease in effective tax rate results from the tax deduction for amortisation being unchanged whilst profit before tax declined from December 2001 to December 2002.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Investments (REI) continued

Australia and Pacific

The REI Australia and Pacific business is conducted through two business units:

- Investment Management – Equity which includes the management of General Property Trust (GPT), Australian Prime Property Fund (APPF), the Lend Lease US Office Trust (LLUSOT) and the Real Estate Securities business.
- Retail Property Management which manages a number of Australian retail centres on behalf of investors such as GPT, APPF and external owners.

Analysis of Result

	Period ended December 2002			Period ended December 2001		
	Investment Management – Equity A$m	Retail Property Management A$m	Total A$m	Investment Management – Equity A$m	Retail Property Management A$m	Total A$m
Annuity Fees						
Asset management fees	25.8		25.8	22.2		22.2
Investment management fees	1.0		1.0	2.3		2.3
Retail property management fees		8.6	8.6		7.7	7.7
Total annuity fees	**26.8**	**8.6**	**35.4**	**24.5**	**7.7**	**32.2**
Transaction Fees						
Leasing fees		5.2	5.2		3.5	3.5
Development management fees		5.6	5.6		4.0	4.0
Project/Structured Finance fees				0.8		0.8
Other	0.5	0.1	0.6	0.2		0.2
Total transaction fees	**0.5**	**10.9**	**11.4**	**1.0**	**7.5**	**8.5**
Total operational revenues	**27.3**	**19.5**	**46.8**	**25.5**	**15.2**	**40.7**
Other income						
Investment income before tax	1.8		1.8	1.8		1.8
Equity accounted profits	0.8		0.8	1.6		1.6
Gain on sale of investments						
Total income before expenses	**29.9**	**19.5**	**49.4**	**28.9**	**15.2**	**44.1**
Expenses			(24.6)			(26.1)
Profit before tax			**24.8**			**18.0**
Income tax expense			(7.1)			(3.9)
Profit after tax			**17.7**			**14.1**

Investment Management – Equity

Annuity Fees

Asset management fees increased $3.6 million (16%) to $25.8 million for the period ended December 2002 compared to December 2001. The increase is partly due to growth in AUM for GPT, APPF and LLUSOT. In addition, for the period ended December 2002, the treatment of revenue and expenses in relation to the Suncorp-Metway Retail Property Fund was revised and resulted in an increase in asset management fees of $1.0 million (offset by a corresponding increase in expenses). Also LLUSOT contributed increased asset management fees of $1.8 million as a result of an increase in the basis points charged to the Fund to the full entitlement following the expiry of the fee waiver period which applied subsequent to listing.

Investment management fees relate to the Real Estate Securities business. Although Real Estate Securities AUM grew by 14% for the period ended December 2002, investment management fees decreased $1.3 million compared to December 2001 due to a review of fee structures in the latter part of the June 2002 financial year which was backdated to 1 July 2001, resulting in a current period one-off adjustment to revenue of $1.5 million.

Real Estate Investments (REI) continued

Australia and Pacific continued

Assets Under Management (AUM)

	AUM at June 2002 A$b	Additions A$b	Reductions A$b	Net Revaluations A$b	AUM at December 2002 A$b
Investment Management – Equity					
General Property Trust (including Darling Park Trust)	6.6	0.3	(0.2)		6.7
Australian Prime Property Fund	1.6	0.1			1.7
Lend Lease US Office Trust	1.1	0.2		0.1	1.4
Real Estate Securities	2.2	0.2		0.1	2.5
Other accounts [1]	0.3		(0.1)		0.2
Total AUM	**11.8**	**0.8**	**(0.3)**	**0.2**	**12.5**
Period movement in AUM					**5.9%**

(1) Incudes Real Estate Partners and private clients

AUM increased $0.7 billion (6%) to $12.5 billion for the period ended December 2002. The increase is largely due to investments in Real Estate Securities, capital expenditure by GPT and APPF on major retail projects and acquisitions by LLUSOT, offset by a reduction in AUM from the sale of Bankstown Square by GPT.

Transaction Fees

The Project Finance business unit was transferred to the Real Estate Solutions business in Australia in the June 2002 year resulting in a decrease in Project/Structured Finance fee revenue of $0.8 million for the period ended December 2002 compared to December 2001.

Other Income

	December 2002 Total A$m	December 2001 Total A$m
Investment Income		
Australian Prime Property Fund	1.6	1.6
Real Estate Partners I	0.2	0.2
	1.8	**1.8**
Equity Accounted Profits		
Kiwi Property Group	0.1	0.9
Darling Park Trust Operators	0.7	0.7
	0.8	**1.6**

Equity Accounted Profits

Equity accounted profits from Kiwi Property Group (Kiwi) decreased by $0.8 million for the period ended December 2002 compared to December 2001 following the sale of Lend Lease's 50% interest in Kiwi on 28 March 2002. The equity accounted profit of $0.1 million in the current period for Kiwi relates to the reversal of a provision for wind up costs provided at June 2002.

Equity accounted profit for Darling Park Trust Operators related to a 50% interest in the management company.

Retail Property Management

Annuity Fees

Retail Property Management fees are generally based on a percentage of gross rental income generated from the management of shopping centres on behalf of GPT, APPF and external joint owners. Retail Property Management fees increased by $0.9 million (12%) to $8.6 million for the period ended December 2002 compared to December 2001. The increase was largely due to increased rental income from the centres as a result of strong retail trading performance, the addition of three shopping centres following the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund in November 2001 and reflects the performance of the Homemaker portfolio of assets for the full six month period to December 2002. Lend Lease managed 19 shopping centres as at December 2002.

Real Estate Investments (REI) continued

Australia and Pacific continued

Transaction Fees

Leasing fees increased $1.7 million to $5.2 million for the period ended December 2002, compared to December 2001. The increase in leasing fees mainly relates to increased activity arising from the addition of three centres acquired as part of the acquisition by APPF Retail of Suncorp-Metway Retail Property Fund, the renewal of specialty leases across the portfolio and increased retail development activities in centres managed on behalf of GPT and APPF.

Development management fees increased $1.6 million to $5.6 million in the period ended December 2002 compared to December 2001. The increase was a result of increased retail development activities in retail centres managed on behalf of GPT and APPF. Major projects that continued redevelopment during the financial period included Erina Fair for $210 million, Floreat Forum $42 million and Sunshine Plaza $50 million. In addition, GPT has announced the commencement of a $226 million redevelopment of Melbourne Central.

Other transaction fees decreased $0.9 million to $0.1 million for the period ended December 2002 compared to December 2001 and was largely related to one-off recoveries for marketing initiatives that were pursued in the period ended December 2001.

Expenses

Total expenses decreased $2.7 million (10%) to $24.6 million for the period ended December 2002 compared to December 2001. The decrease is largely attributable to the transfer of the Project Finance business unit to the Real Estate Solutions business in Australia during the June 2002 year ($0.8 million) and savings achieved by the Group-wide business re-positioning project.

Profit After Tax

The profit after tax of the Australian and Pacific REI business increased $3.6 million (26%) to $17.7 million for the period ended December 2002 compared to December 2001. Income tax expense increased 82% due to the utilisation of tax benefits $0.3 million in relation to the Lend Lease's investments in the Kiwi Property Group and Morrisons Group and the reversal of an over provision for tax of $1.0 million, thus reducing income tax expense, in the period ended December 2001.

Revised GPT Management Fee

As announced on 30 January 2003, Lend Lease changed the basis upon which the GPT management fee is calculated effective 1 January 2003.

The new fee structure includes a base management fee of 0.40% per annum of gross assets (previously 0.55%) and the introduction of performance fee component calculated six monthly as 5% of the total return performance above the S&P/ASX Property 200 Accumulation Index. The total fee will be capped at 0.55% per annum. The fee restructure reflects changes in the market in the past 12 months, including a trend in the listed property trust industry towards the inclusion of a performance bonus component to fees.

The unrecorded valuation of the GPT management agreement has been revised to $150.6 million (June 2002 $263.0 million). Refer to Note 14 of the Lend Lease December 2002 Consolidated Financial Statements.

Real Estate Investments (REI) continued

Asia

The REI Asia business is conducted through two business units:

- **Investment Management – Equity** includes the management of the Asia Pacific Investment Company (APIC) and Asia Pacific Investment Company No 2 (APIC II), capital transactions and asset management services provided to the Lend Lease Global Properties Fund (Global Fund) in relation to its Asian investments and property management services provided to APIC II for its retail assets.
- **Commercial Credit** relates to the Asian asset management business, which is involved in the acquisition, management, servicing and resolution of sub-performing and non-performing loan and real estate portfolios. The focus of this business is management of the Lend Lease International Distressed Debt Fund (IDDF). This Fund achieved final closing in December 2001, having raised US$350.0 million of capital including US$100.0 million of Lend Lease commitments.

Analysis of Result

	Period ended December 2002			Period ended December 2001		
	Investment Management – Equity A$m	Commercial Credit A$m	Total A$m	Investment Management – Equity A$m	Commercial Credit A$m	Total A$m
Annuity Fees						
Advisory fees	5.0	3.9	8.9	5.9	3.9	9.8
Asset management & servicing fees	0.4	4.2	4.6	0.4	5.8	6.2
Property management fees	0.6		0.6	0.6		0.6
Total annuity fees	**6.0**	**8.1**	**14.1**	**6.9**	**9.7**	**16.6**
Transaction fees						
Development management fees	1.4		1.4			
Leasing fees	1.5		1.5			
Acquisition fees				3.2		3.2
Incentive fees		6.1	6.1		3.5	3.5
Financing/Consulting/Other	0.3	0.3	0.6	3.7	0.4	4.1
Total transaction fees	**3.2**	**6.4**	**9.6**	**6.9**	**3.9**	**10.8**
Total operational revenues	**9.2**	**14.5**	**23.7**	**13.8**	**13.6**	**27.4**
Other Income						
Investment income		(6.1)	(6.1)		5.8	5.8
Total income before expenses	**9.2**	**8.4**	**17.6**	**13.8**	**19.4**	**33.2**
Expenses			(20.8)			(29.4)
(Loss)/profit before tax			**(3.2)**			**3.8**
Income tax expense			0.8			(1.7)
(Loss)/profit after tax before minorities			**(2.4)**			**2.1**
Minority interests			(0.3)			
(Loss)/profit after tax			**(2.7)**			**2.1**

Investment Management – Equity

Annuity Fees

Annuity fees relate to advisory fees for the management of APIC, asset management fees earned from investments made by the Global Fund and property management fees derived from a major retail asset owned by APIC II (Parkway Parade).

Advisory/asset management fees decreased $0.9 million (14%) to $5.4 million for the period ended December 2002 compared to December 2001. The decline was mainly attributable to a decrease in advisory fees relating to the management of APIC and APIC II, due to a review of fee structures effective from October 2002.

Property management fees remained constant for the period ended December 2002 compared to December 2001.

Real Estate Investments (REI) continued

Asia continued

Assets Under Management (AUM)

	AUM at June 2002 US$b	Additions US$b	Reductions US$b	Net Revaluations US$b	AUM at December 2002 US$b
APIC	0.6		(0.4)		0.2
APIC II		0.4			0.4
Lend Lease Global Fund	0.4				0.4
Total AUM	**1.0**	**0.4**	**(0.4)**	**-**	**1.0**
Period movement in AUM					**0.0%**

AUM remains unchanged net of a transfer of retail assets from APIC to APIC II.

APIC/APIC II
APIC II was incorporated on 30 August 2002 and will primarily focus on the retail sector and accordingly the retail assets of APIC have been transferred to APIC II during the period. The existing office, residential and industrial assets in APIC will be divested over time in accordance with the APIC Board strategy.

Transaction Fees
Development management fees of $1.4 million were derived from the management of development activities on assets owned by APIC including Parkway Parade.

Leasing fees of $1.5 million represent income generated from leasing of retail and office space at Parkway Parade.

Acquisition fees of $3.2 million for the period ended December 2001 represent acquisition and financing fees derived from services provided to the Global Fund during that period. No acquisitions were made in the period ended December 2002.

Financing/Consulting/Other transaction fees relate to the provision of capital transaction consultancy services for the Global Fund. The Retail Consultancy business unit was transferred to the Real Estate Solutions business in Asia in the June 2002 year resulting in a decrease in fee revenue of $3.7 million for the period ended December 2002 compared to December 2001.

Tokyu Business Alliance
In June 2001, Tokyu Corporation, Tokyu Land Corporation and Lend Lease signed a Memorandum of Understanding to examine the feasibility of creating a joint venture to establish a real estate investment trust (J-REIT) management business in Japan. On 20 August 2002, the parties announced the termination of formal negotiations to establish the joint venture.

Profit After Tax
The Investment Management – Equity business recorded a small profit after tax for the period ended December 2002, a slight increase on the December 2001 profit after tax result. The profit for the period ended December 2002 includes expenditure of $0.5 million relating to the suspension of the Tokyu Joint Venture and exploration of other REI business opportunities in Japan.

Commercial Credit

Annuity Fees
Advisory fees are fees earned from IDDF and are based on investor commitments (US$350.0 million) to IDDF during the investment period (a three year period ending 31 December 2004). After the investment period fees are based on the outstanding investment balance and as such, advisory fees will decrease over time. Advisory Fees for the period ended December 2002 are in line with those for December 2001.

Lend Lease derives asset management and servicing fees from the management, servicing and resolution of non-performing loan portfolios on behalf of IDDF, its investment partners and other third party clients. Asset management and servicing fees are principally based on the amount invested and therefore reduce as particular investments are resolved. Asset management and servicing fee rates vary by country and by portfolio composition.

Asset management and servicing fees decreased by $1.6 million to $4.2 million for the period ended December 2002 compared to December 2001. The reduction is largely attributable to the successful resolution and wind-up of a number of third party portfolios offset by fees earned on additional IDDF investments in Japan and Korea. Since the launch of IDDF, third party opportunities have been limited to investments in which IDDF has an interest.

Real Estate Investments (REI) continued

Asia continued

Investment Balance

	Investment Balance at June 2002 US$m	Additions US$m	Reductions US$m	Currency translations US$m	Investment Balance at December 2002 US$m
IDDF and its investment partners	125.3	73.3	(96.6)	(1.4)	100.6
Third parties (non IDDF mandates)	181.0		(56.7)	(1.9)	122.4
Total investment balances	**306.3**	**73.3**	**(153.3)**	**(3.3)**	**223.0**
Period movement					**(27.1)%**

The investment balance represents the carrying value of the investments and is based on the lower of amortised cost or net realisable value. The amount invested on behalf of clients decreased by US$83.3 million to US$223.0 million at December 2002 due to the successful resolution of third party mandates and the resolution of IDDF investments in Korea. The reduction also incorporates a write down of US$21.9 million in the carrying value of IDDF's investments in Japan at December 2002 which reflects Lend Lease's assessment of the market value of the Japanese portfolios at that date. The results for the period include Lend Lease's proportional share of the US$21.9 million provision taken against IDDF's Japanese investments and is shown in investment income below.

Assets Under Resolution (AUR)

	AUR at June 2002 US$b	Additions US$b	Reductions US$b	Currency translations US$b	AUR at December 2002 US$b
IDDF and its investment partners	1.9	0.4	(0.2)	0.1	2.2
Third parties (non IDDF mandates)	5.4		(3.2)	0.2	2.4
Total AUR	**7.3**	**0.4**	**(3.4)**	**0.3**	**4.6**
Period movement in AUR					**(37.0)%**

Assets under Resolution represents the legal loan balances of assets managed and serviced on behalf of investors and serves only as a broad indication of the volume of activity in the business. Actual amounts invested can vary depending on the type and quality of the underlying loans. Fees are earned on dollars invested not loan balances and thus movements in AUR values do not directly correlate with the movements in underlying revenue streams.

AUR decreased US$2.7 billion (37%) to US$4.6 billion for the period ended December 2002 compared to US$7.3 billion at December 2001. The decrease in AUR has been driven by the resolution of a large third party mandate which had a material legal loan balance but small investment value.

Transaction Fees

Incentive fees are earned from the successful resolution of portfolios serviced for IDDF, its investment partners and third party clients. Lend Lease may earn incentive fees in two capacities, as servicer and as advisor. Fees earned as servicer are based on achieving returns above predetermined return hurdles. In addition, Lend Lease has the potential to earn incentive fees in its role as advisor to IDDF based on a pre-determined return above certain preferred investor hurdles.

Incentive fees increased $2.6 million to $6.1 million for the period ended December 2002 relating to fees earned from servicing IDDF portfolios in Korea ($4.7 million) and third party portfolios in Japan ($1.4 million). The incentive fees for the period ended December 2001 were earned from servicing third party portfolios in Japan.

Other Income

	December 2002 Total A$m	December 2001 Total A$m
Investment Income		
International Distressed Debt Fund	(6.3)	5.4
Other	0.2	0.4
Total	**(6.1)**	**5.8**

Real Estate Investments (REI) continued

Asia continued

IDDF investment income has declined $11.7 million for the period ended December 2002 compared to December 2001. The decline is largely attributable to a provision of $11.3 million taken against the carrying value of Lend Lease's investment in IDDF due to adverse movements in the underlying value of IDDF's Japanese investment portfolio at December 2002. The downward assessment of the Japanese portfolios principally arises from the continuing depressed economic conditions in Japan resulting in significant erosion in the market values of real estate during the period, particularly in real estate assets outside metropolitan Tokyo to which the IDDF portfolio has significant exposure.

Excluding the impact of the provision noted above, Lend Lease earned $5.0 million in investment income from IDDF during the period ended December 2002. This investment income is a function of target returns, the velocity with which capital can be invested and the timing and amount of loan resolutions. IDDF has two years remaining in its investment period (through to December 2004) and at December 2002 has US$263.5 million of maximum equity capital available for further investment.

Despite the challenges in Japan, IDDFs other investment portfolios in Korea and Mexico are exceeding original expectations. With US$263.5 million of maximum equity capital available to be invested over two remaining years of the investment period, it is difficult to predict final returns from IDDF.

Profit after Tax
The Commercial Credit business recorded a small loss after tax for the period ended December 2002 compared to a profit after tax result for December 2001. The result for December 2002 was significantly impacted by the provision against the carrying value of Lend Lease's investment in IDDF at December 2002.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Real Estate Investments (REI) continued

Europe

The REI Europe business is conducted through two business units:

- **Investment Management** – Equity includes the following:
  - management of Bluewater, Overgate and Touchwood on behalf of investors (including Lend Lease's 30% direct ownership in Bluewater);
  - management of the Lend Lease Retail Partnership and the Lend Lease Overgate Partnership (LLOP);
  - provision of real estate securities services to investors through Lend Lease Houlihan Rovers (LLHR);
  - management of assets on behalf of the First Islamic Investment Bank;
  - sub-advisor to the Lend Lease Global Properties Fund (Global Fund); and
  - the entity Lend Lease Global Real Estate Advisors which relates to the dedicated investment management of the Global Fund and its sister fund, Lend Lease Asia Properties.

  The fees derived from the above services comprise advisory/asset management fees, funds management fees, and transaction fees earned in connection with acquisitions, dispositions and arranging finance.

  In addition, Lend Lease receives investment income from co-investments in funds, direct investment in assets, and equity accounted profits from Generali Lend Lease.

- **Retail Property Management** includes the management of UK retail shopping centres (Bluewater in Kent, Overgate in Dundee and Touchwood in Solihull) and the Larry Smith Retail Centre management business in Spain.

Analysis of Result

	Period ended December 2002				Period ended December 2001			
	Investment Mgt – Equity £m	Retail Property Mgt £m	Total £m	A$m	Investment Mgt – Equity £m	Retail Property Mgt £m	Total £m	A$m
Annuity Fees								
Advisory/Asset management fees	5.2		5.2	14.7	2.2		2.2	6.2
Funds management fees	0.5		0.5	1.4	0.5		0.5	1.4
Property management fees		1.3	1.3	3.7		1.1	1.1	3.1
Larry Smith revenue		1.0	1.0	2.8		1.6	1.6	4.5
Total annuity fees	**5.7**	**2.3**	**8.0**	**22.6**	**2.7**	**2.7**	**5.4**	**15.2**
Transaction fees	**3.0**		**3.0**	**8.5**	**0.9**		**0.9**	**2.5**
Total operational revenues	**8.7**	**2.3**	**11.0**	**31.1**	**3.6**	**2.7**	**6.3**	**17.7**
Investment income	11.3		11.3	31.9	10.1		10.1	28.4
Equity accounted profit	0.2		0.2	0.6	1.3		1.3	3.7
Gain on sale of investments					6.0		6.0	16.8
Total income before expenses	**20.2**	**2.3**	**22.5**	**63.6**	**21.0**	**2.7**	**23.7**	**66.6**
Expenses			(10.7)	(30.2)			(11.6)	(32.7)
Profit before tax			**11.8**	**33.4**			**12.1**	**33.9**
Loss on FX hedge				(2.1)				(0.7)
Hedged profit before tax			**11.8**	**31.3**			**12.1**	**33.2**
Income tax expense [(1)]			(3.3)	(8.8)			(4.2)	(11.5)
Profit after tax			**8.5**	**22.5**			**7.9**	**21.7**

(1) Income tax expense in A$m is net of the tax benefit on the fx hedge loss.

Investment Management – Equity

Annuity Fees

Advisory/Asset management fees increased £3.0 million to £5.2 million in the period ended December 2002 compared to December 2001. The increase is largely attributed to the inclusion of asset management fees from the Lend Lease Overgate Partnership and the Touchwood centre for the whole six month period whereas the prior period to December 2001 only included asset management fees for the three month period from September 2001 (£0.2 million), increased asset management fees from LLHR (£0.1 million) and increased advisory fees from the Global Fund (£2.4 million).

Real Estate Investments (REI) continued

Europe continued

Lend Lease Houlihan Rovers (LLHR)
Lend Lease holds an 80% interest in LLHR, a Belgium-based European listed real estate equities management company. LLHR made a small loss for the period ended December 2002. The LLHR results are fully consolidated into the results of Lend Lease Europe.

First Islamic Investment Bank (FIIB)
On 11 November 2002, Lend Lease entered into a services agreement with First Islamic Investment Bank for the purpose of providing asset management, capital transaction and disposition services in relation to a selection of industrial properties in Germany. Lend Lease has a 4.8% stake in the German industrial assets. The value of the various properties acquired was £72.3 million at December 2002.

Lend Lease Global Properties SICAF (LLGP) and Lend Lease Asia Properties SICAF (LLAP)
LLGP and LLAP are advised by the Luxembourg-based Lend Lease Global Real Estate Advisers (LLGREA) and Lend Lease Asia Real Estate Advisers (LLAREA) respectively. LLGP is a private co-mingled opportunistic real estate investment company. Launched in February 1999, LLGP closed to new investors in December 2000 with total capital raised of US$590 million, including US$60 million allocated to its sister vehicle LLAP. Lend Lease committed US$100.0 million in equity as part of the total US$590 million capital raised, which was fully drawn down at December 2002, to co-invest along with 13 other institutional investors from the US, Canada, Australia, Middle East and Europe. LLGP became fully invested in October 2002 and LLAP has US$13.2 million invested.

LLGP and LLAP pay LLGREA and LLAREA advisory fees for providing portfolio management, asset management and other services, broadly based on the level of assets under management. Gross advisory fees increased £2.4 million to £3.5 million for the period ended December 2002 compared to December 2001.

Several acquisitions were made by LLGP during the period increasing AUM by US$1.0 billion. On 5 August 2002, LLGP acquired Akeler Holdings SA (Akeler), a real estate investment and development company, for £294 million specialising in the office and business park sector in the UK. On 8 October 2002, LLGP acquired Banimmo Real Estate, a real estate investment and development company with real estate assets of Euro280 million.

On 14 October 2002, LLGP acquired the Meadow office and industrial portfolio for £124 million with assets situated in England, Scotland and Wales.

Assets Under Management (AUM)

	AUM at June 2002 £b	Additions £b	Reductions £b	Net Revaluations £b	AUM at December 2002 £b
Bluewater	1.3			0.1	1.4
Touchwood [1]	0.2				0.2
Overgate [2]	0.1				0.1
Joint ventures/Separate Accounts [3]	0.3	0.1			0.4
Lend Lease Global Properties SICAF	0.1	0.6			0.7
Total AUM	**2.0**	**0.7**		**0.1**	**2.8**
Period movement in AUM					**40.0%**

(1) Includes Lend Lease's 4.95% indirect interest in the Touchwood, Solihull retail centre via the Lend Lease Retail Partnership.
(2) Includes Lend Lease's 30.7% indirect interest in the Overgate, Dundee retail centre via the Lend Lease Overgate Partnership.
(3) Includes Lend Lease's proportional share of AUM from the Generali Lend Lease, Lend Lease Houlihan Rovers and German industrial property assets.

AUM increased £0.8 billion (40.0%) to £2.8 billion for the period ended December 2002 compared to £2.0 billion at June 2002.

Additions to AUM of £0.7 billion largely reflect the purchases by the Global Fund of assets in Europe (see detail below). The joint venture/separate account additions comprise investments managed by Lend Lease Houlihan Rovers (LLHR), Generali Lend Lease and acquisitions of German industrial property assets on behalf of FIIB.

Net revaluations reflect the increased valuation of Bluewater Shopping centre. The centre was re-valued to £1.421 billion as at December 2002.

Real Estate Investments (REI) continued

Europe continued

LLGP / LLAP Assets Under Management (AUM)
Gross LLGP and LLAP AUM at December 2002 includes investments in the UK, Hong Kong, Korea, Belgium, Luxembourg and Germany. LLGP / LLAP AUM is included in the AUM reported by the regional REI businesses.

	AUM at June 2002 US$	Additions (1) US$	Reductions US$	Net Revaluations US$	AUM at December 2002 US$
Europe	0.1	1.0			1.1
Asia	0.4				0.4
Total AUM	**0.5**	**1.0**	-	-	**1.5**
Period movement in AUM					**200.0%**

The Global Fund purchased a number of properties during the period as part of the Akeler, Banimmo and Meadow acquisitions discussed above.

AUM increased US$1.0 billion to US$1.5 billion for the period ended December 2002 compared to US$0.5 billion at June 2002 reflecting the purchase of Akeler, Banimmo and Meadow.

Transaction Fees
Transaction fees (being acquisition/incentive/consulting/financing/disposition fees) increased £2.1 million to £3.0 million for the period ended December 2002. The fees for the six months to December 2002 include incentive fees derived from the sale of Lend Lease Retail Partnership performance fee shares which were awarded to Lend Lease based on the performance of the Partnership over a 3 year period to 2001 (£1.6 million). The balance of the fee income comprised acquisition and asset management fees from the German industrial property assets (£0.9 million), fee income for managing the sale of shares in the Lend Lease Retail Partnership (£0.2 million) and disposition fees earned on disposal of certain Global Fund assets in Asia (£0.3 million).

Retail Property Management

Annuity Fees
Retail Property Management fees are generated from the management of retail centres (Bluewater, Overgate and Touchwood). Retail Property Management fees increased £0.2 million to £1.3 million for the period ended December 2002 compared to December 2001. The increase is mainly due to increased cost recoveries from the retail centres under management.

Larry Smith revenue decreased £0.6 million to £1.0 million for the period ended December 2002 compared to December 2001. The decrease is largely attributable to the loss of the property management and leasing contract for the Arrábida centre pursuant to the sale of Lend Lease's 50% share in the centre in December 2001(£0.4 million) and to the termination of certain unprofitable asset management contracts (£0.1 million).

Other Income

	Period ended December 2002 Total		Period ended December 2001 Total	
	£m	A$m	£m	A$m
Investment Income				
Bluewater, Kent	9.2	26.0	8.7	24.5
Overgate, Dundee			1.9	5.3
Lend Lease Retail Partnership	0.7	1.9	0.4	1.1
Lend Lease Overgate Partnership	1.1	3.0	0.5	1.4
Investment expense			(1.4)	(3.9)
Other	0.3	1.0		
Total investment income	**11.3**	**31.9**	**10.1**	**28.4**
Equity Accounted Profits				
Lend Lease Porto Retail			1.3	3.7
Generali Lend Lease	0.2	0.6		
Total equity accounted profits	**0.2**	**0.6**	**1.3**	**3.7**
Gain on Sale of Investments				
Arrábida/Larry Smith Italy			6.0	16.8
	-	-	**6.0**	**16.8**

Real Estate Investments (REI) continued

Europe continued

Investment Income
Bluewater investment income of £9.2 million for the period ended December 2002 relates to the net operating income (NOI) of Bluewater, derived from Lend Lease's remaining 30% direct interest (30% at December 2001).

The NOI of Bluewater is largely comprised of a base rent and therefore is not dependent upon sales turnover rent. However, some tenants are subject to a turnover rent "top-up". The increased NOI is due to the improved performance of the retail centre. The majority of market rent reviews for Bluewater's tenants will occur during the financial year ending June 2004.

The Overgate investment income of £1.9 million for the period ended December 2001 related to the NOI derived from Lend Lease's interest in the Centre. Lend Lease received 100% of Overgate's NOI up to the point at which forward sale pre conditions relating to lease targets had been met and the investors in the Lend Lease Overgate Partnership made their final payment. From 28 September 2001, the investors in the Lend Lease Overgate Partnership (including Lend Lease which holds a 30.7% interest) received 100% of the NOI. Accordingly, investment income earned for December 2001 related to the period from 1 July 2001 to 28 September 2001. No NOI was directly earned in the December 2002 period.

The Lend Lease Retail Partnership (LLRP) investment income of £0.7 million for period ended December 2002 related to Lend Lease's 5.02% interest in the Partnership which owns a 25% interest in Bluewater and, throughout the financial period, progressively increased its ownership interest in Touchwood, Solihull. Up to December 2002, 98% of the Centre had been purchased by LLRP for a total £195.0 million. The final payment for the Centre is expected by March 2003. The increase in investment income is attributed to the improved operating performance from Bluewater and the inclusion of Touchwood centre income for the whole period (the period to 31 December 2001 only included three months).

The Lend Lease Overgate Partnership (LLOP) investment income of £1.1 million for the period ended December 2002 relates to Lend Lease's 30.7% interest in the Partnership. From 28 September 2001 LLOP owned 100% of Overgate, Dundee. The increase in income is due largely to the investment income being earned for the six month period to December 2002 as compared to only three months for the prior period.

The investment expenses incurred in the period to December 2001 primarily related to a deferred return payable to investors in the LLOP. Prior to 29 September 2001 (28 September 2001 being the date of sale of the Overgate retail centre into the LLOP), Lend Lease was required to pay the investors a return of 8.5% per annum on the deposit.

Other investment income includes £0.9 million relating to the part reversal of a previous provision against the carrying value of Lend Lease's 30.7% interest in the Overgate partnership. This was offset by Lend Lease's share of a write down to net realisable value of real estate securities in a new European based mutual fund (European SICAV) managed by LL Houlihan Rovers at December 2002.

Equity Accounted Profits
Equity accounted profits of £0.2 million for Generali Lend Lease (GLL) related to Lend Lease's 40% interest in a Joint Venture with the Assicurazioni Generali S.P.A. group. In December 2001, Lend Lease sold its interest in Lend Lease Porto Retail and accordingly, no equity accounted profit was attributable to Lend Lease during the period ended December 2002.

Gain on Sale of Investments
In December 2001, Lend Lease sold its interests in Lend Lease Porto Retail and Larry Smith & Associates SRL. The profit before tax on these sales was recorded in the December 2001 period.

Expenses
Excluding net investment income, the business operated at a small profit during the period to December 2002 and included costs associated with the establishment of a real estate services infrastructure (capital raising, transactions and fund structuring) to complement the existing retail investment management base. Expenses decreased £0.9 million to £10.7 million for the period to December 2002 compared to December 2001. The decrease is primarily due to a reduction in new business set-up costs (£1.0 million) off set by increased Global Fund establishment costs (£0.3 million) and foreign exchange losses (£0.3 million) incurred in the December 2002 period relative to December 2001 and cost reductions arising from the group-wide business re-positioning project (£0.5 million).

Other

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets, asset fund manager and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments.

Results

	Operating Revenue		Operating Profit/(Loss) Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	June 2002 A$m
Australia and Pacific		3.2	(0.2)	1.2	(0.5)	0.9	2.1	8.2
Asia	0.9		0.9		0.6		9.3	9.3
Europe	14.0		7.7		4.7		25.8	19.3
Total	**14.9**	**3.2**	**8.4**	**1.2**	**4.8**	**0.9**	**37.2**	**36.8**

Australia and Pacific

The Australian Capital Services business holds no material investments.

Asia

The segment assets in Asia related to the investment in Lend Lease Asia Water Trust (16.5%) on which a distribution was received during the period.

Europe

The European Capital Services business consists of investments in Chelverton and THI. Profit after tax of $4.7 million comprises reversal of provisions following the receipt of proceeds from the THI plc liquidation.

Segment assets of $25.8 million is comprised of loans to the Chelverton Group. The status of each investment is summarised below.

Chelverton Group

Lend Lease had a 50% interest in Chelverton Group. The initial investment was made in April 1996. Lend Lease also had a 50% interest in Chelverton Properties International, which is a property developer in Poland. Both investments were sold during the period for $14.0 million. However, a continuing interest is held in certain underlying assets of the now sold Chelverton entities.

All known exposures in respect of this investment in, and guarantees provided on behalf of, the Chelverton Group have been fully provided in the financial statements.

THI plc (THI)

Lend Lease has a 14.3% interest in THI which was placed in administrative receivership on 4 April 2001. Provisions were raised in prior periods to recognise the diminution in the value of the investment and associated debt exposures. No additional provisions have been raised since 30 June 2002.

The receiver is in the process of disposing of THI's investments and projects.

Investments – IT+T and eBusiness Investments

These investments related to holdings in information technology and telecommunication (IT+T) services companies and various eBusiness ventures. IT+T and eBusiness initiatives have been discontinued and focus is now on maximising the value of Lend Lease's investment in IBM Global Services Australia (IBMGSA).

Results

	Operating Revenue		Operating Profit Before Tax		Operating Profit After Tax		Segment Assets	
	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	June 2002 A$m
Australia and Pacific								
IBM Global Services Australia (IBMGSA)	5.3	10.4	5.3	10.4	3.8	8.5	58.9	73.5
Total IT+T and eBusiness investments	**5.3**	**10.4**	**5.3**	**10.4**	**3.8**	**8.5**	**58.9**	**73.5**

Other continued

Profit After Tax
IT+T and eBusiness investments made a profit after tax of $3.8 million for the period to December 2002 from royalty distributions from IBMGSA. No dividends were received for the six months to December 2002. In the period to December 2001 Lend Lease received a royalty distribution of $6.3 million and a dividend of $4.1 million.

Segment Assets
Segment assets includes the investment in, and loan to, IBMGSA ($58.9 million).

Investments – Equity (Listed) Investments

Results

	Operating Revenue		Operating Profit Before Tax		Operating Profit After Tax		Segment Assets	
	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	June 2002 A$m
Australia and Pacific								
Sales of Investments								
Westpac Banking Corporation:								
Sale of shares subject to hedge arrangements		61.9		39.3		28.2		
Total Equity Investments	**-**	**61.9**	**-**	**39.3**	**-**	**28.2**	**-**	**-**

Profit After Tax

Equity Investments' contribution to the profits of the Group was nil after tax for the period ended 31 December 2002. In the prior corresponding financial period, the realisation of previously hedged Westpac shares contributed $28.2 million after tax.

The remaining interest in Westpac shares was realised in the six months to December 2002.

Corporate
Corporate consists of Group Services (which includes corporate administration), Group Amortisation and Group Treasury (which includes all financing costs that are not directly related to real estate development projects or investments, irrespective of where those costs are incurred).

Group Services

	Operating Revenue		Operating Loss Before Tax		Operating Profit/(Loss) After Tax		Segment Assets	
	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	June 2002 A$m
Corporate Services	6.0	5.7	(4.5)	(27.7)	4.9	(27.9)		
Group IT Costs			(6.6)	(16.3)	(4.5)	(11.4)		
Total Group Services	**6.0**	**5.7**	**(11.1)**	**(44.0)**	**0.4**	**(39.3)**	**-**	**-**

Other continued

Corporate Services

	December 2002 A$m	December 2001 A$m
Revenue		
Revenue in relation to Lend Lease Foundation	2.9	2.6
Shared Services provided to external parties	1.5	2.3
Other revenue	1.6	0.8
Total revenue	**6.0**	**5.7**
Expenses		
Net corporate costs[1]	8.3	18.3
Net movement in provisions	(2.1)	10.9
Lend Lease Foundation costs	4.3	4.2
Total expenses	**10.5**	**33.4**
Loss before tax	**(4.5)**	**(27.7)**
Tax benefit/(expense)	9.4	(0.2)
Profit/(loss) after tax	**4.9**	**(27.9)**

(1) Net corporate costs comprises:

	December 2002 A$m	December 2001 A$m
Gross corporate costs	26.4	38.2
Shared Services	8.8	8.1
Less: recoveries	(26.9)	(28.0)
Net corporate costs	**8.3**	**18.3**

Corporate Services revenue increased to $6.0 million for the December 2002 period from $5.7 million in the December 2001 period. This is due to Foundation revenue increasing due to the increase in dividend revenue. Shared Services provided to external parties reduced during the financial year as the majority of services were transferred back to MLC.

Net corporate costs for the December 2002 period decreased by $10.0 million from December 2001 largely due to a reduction in gross corporate costs of $11.8 million.

Group IT Costs
Group IT costs relate to IT costs that are not incurred directly by the operating businesses. The reduction in costs in the current period is due to the realisation of cost saving initiatives.

Group Amortisation
Amortisation charges largely in respect of management agreements and goodwill are reported at the Group, not business unit, level.

	Amortisation Charge December 2002 A$m	December 2001 A$m
Management Agreements		
REI US	9.2	9.8
REI Australia	0.6	0.4
	9.8	**10.2**
Goodwill		
Bovis Group	21.0	21.5
REI US	11.6	11.6
Larry Smith	0.9	0.6
Delfin Group	1.9	1.6
	35.4	**35.3**
Other intangible assets	**0.9**	**0.5**
Total Group amortisation	**46.1**	**46.0**
Gain on foreign exchange hedges	(2.3)	(5.6)
Amortisation adjusted for foreign exchange hedges	**43.8**	**40.4**

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Other continued

Group Treasury

	Operating Revenue		Operating (Loss)/Profit Before Tax		Operating Profit/(Loss) After Tax		Assets	
	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	December 2001 A$m	December 2002 A$m	June 2002 A$m
Net FX hedge benefits			13.3	9.3	9.3	6.5		
Interest revenue	22.7	19.6	22.2	19.1	15.3	12.7		
Borrowing costs			(36.7)	(36.1)	(21.6)	(20.7)		
Total Group Treasury	**22.7**	**19.6**	**(1.2)**	**(7.7)**	**3.0**	**(1.5)**	**615.3**	**519.8**

Foreign Exchange Hedge Benefits/Costs

Net FX hedge benefits are earned on the Group's hedging of net assets and transactions. The current financial period amount of $13.3 million compared to $9.3 million in the prior financial period is primarily due to the favourable increase in interest rate differentials between the US and Australia, earned mainly on hedging the Group's US Dollar net asset position (which includes intercompany loans).

Overall the impact of foreign exchange on the consolidated statement of financial performance was a gain of $8.1 million pre tax compared to a loss of $1.8 million, in the period ended 31 December 2001. Included in this gain are foreign exchange losses of $2.7 million incurred on current financial periods profit hedges[1] due to the rate of the original hedges being higher than the current average rate. These losses are excluded from the Group Treasury result (except to the extent that they relate to Group Treasury) and are allocated to business unit segment profit and Group interest and amortisation.

The impact of foreign exchange movements on the Group's net assets is recorded in the Foreign Currency Translation Reserve (FCTR). In the current financial period, the FCTR balance improved by $34.4 million, mostly due to the fall of the Australian dollar in the period to December 2002 relative to the UK Pound.

(1) Projected revenues less expenses from foreign operations (mainly US Dollars and Pounds Sterling) are hedged within predetermined bands for the current and subsequent 2 years.

Interest

Operating profit before tax in respect of interest revenue increased by $3.1 million to $22.2 million for the period ended 31 December 2002. This was primarily due to higher average cash balances during the period ended 31 December 2002.

Borrowing costs comprise $37.5 million offset by the apportionment of foreign exchange gains of $0.8 million before tax ($6.9 million before tax for the period ended 31 December 2001) on interest incurred primarily on the US borrowings. Borrowing costs were broadly in line with the corresponding financial period.

Statement of Financial Position (Balance Sheet)

Balance Sheet Summary by Major Component

	December 2002 A$m	June 2002 A$m	Increase/ (Decrease) A$m
Cash	988.0	904.1	83.9
Real Estate Development Inventories	952.4	857.6	94.8
Real Estate Development Investments	86.9	140.9	(54.0)
Real Estate Co-Investments	777.8	663.7	114.1
Other Real Estate Investments	559.2	648.9	(89.7)
Other Investments	52.1	52.1	
Goodwill	853.4	1,043.9	(190.5)
Management Agreements	662.2	881.1	(218.9)
Borrowings	(938.6)	(938.6)	
Other Net Assets/(Liabilities) [1]	(570.0)	(501.6)	(68.4)
Shareholders' Equity	**3,423.4**	**3,752.1**	**(328.7)**

(1) Other net assets/liabilities includes trade creditors and receivables, provisions and other liabilities including deferred tax.

Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Other continued

The Balance Sheet continues to be strong; key features of which are as follows:

- Cash was $988.0 million at December 2002 (refer Cash Flow section below).
- The increase in Real Estate Co-Investments of $114.1 million was largely due to an increase in the Lend Lease Global Property Fund, SICAF of $92.0 million.
- Goodwill and Management Agreements decreased largely as a result of the write-down of the REI US businesses.
- Total equity decreased from $3.8 billion to $3.4 billion primarily due to the write-down of the REI US businesses offset by current period profits from normal operations.

Credit Strength

Management analyses credit strength in terms of interest coverage and continues to target approximately 7 times EBITDA to interest expense ratio.

		December 2002	June 2002
Capital Structure			
Shareholders			
Shares on Issue	m	435.3	434.5
Weight Average Shares on Issue	m	434.9	431.7
Credit Strength			
Cash	A$m	988.0	904.1
Borrowings	A$m	938.6	938.6
Total Equity	A$m	3,423.4	3,752.1
Borrowings to Total Assets	%	11.6	10.8
Gross Debt to Shareholders' Equity	%	27.4	25.0
Net (Cash)/Debt to Shareholders' Equity	%	(1.4)	0.9
Debt to Shareholders' Equity plus Debt	%	21.5	20.0
Credit Rating	Rating	A-/Baa2	A-/Baa2
Interest Coverage [1]	Times	7.3	7.6
Interest Coverage Target	Times	7	7

(1) Calculated as EBITDA (before the write-down of REI US businesses of $447.4 million) plus interest revenue divided by net borrowing costs excluding foreign exchange benefit.

Borrowings were $938.6 million at December 2002 (June 2002 $938.6 million). The ratio of borrowings to Shareholders' Equity was 27.4% at December 2002, compared to 25.0% at 30 June 2002. The ratio of Net Debt to Shareholders' Equity December 2002 was (1.4)% due to the level of cash exceeding borrowings (June 2002 0.9%).

Other continued

Cash Flow

The following table summarises the major cash flows for the period ended 31 December 2002.

	A$m
Cash at the beginning of the period	**904.1**
Summary of Major Cash Transactions During the Financial Period	
Operating Activities	
Net receipts in the course of operations	124.4
Net property development receipts	73.0
Tax payments	(39.7)
Net interest paid	(13.2)
Other operating cash receipts	46.5
Net cash provided by operating activities	**191.0**
Other Cash Transactions	
Payment of dividends	(38.3)
Net REI Co-investments	(101.4)
Mortgage Loans	135.3
Tax credit properties	(52.7)
Proceeds on sale of investments (including North Lakes)	44.2
Net repayment of loans (associates/related parties)	(45.8)
Purchase of controlled entities (including Lend Lease Rosen Real Estate Securities)	(25.6)
Other net cash flows	(22.8)
Net cash generated for the financial period	**83.9**
Closing cash balance at end of the financial period	**988.0**

Net property development cash flows mainly relates to payment received from Capital Shopping Centres in relation to Chapelfield, Norwich.

Commitments

Lend Lease has capital commitments over the next 12 months including payment for REI Co-Investments of $278.9 million (including IDDF $128.2 million, VEF Series $55.1 million and other Co-Investments $95.6 million).

Taxation – Effective Tax Rate

The effective tax rate on operating profit (excluding the write-down of REI US businesses) was 30.1% in the December 2002 financial period as compared to 38.9% in the prior financial period. The decrease is primarily due to an over provision for tax relating to previous financial years of $5.5 million while the corresponding financial period included an under provision of tax of $7.5 million

Prospects

Excluding the write-down of the REI US businesses, the company continues to expect a slight increase in after tax profit from operations for the year ended 30 June 2003 (over $226.3 million after tax reported for the year ended 30 June 2002). For the six month period to June 2003, RES results are expected to strengthen based on analysis of emerging GPM and forecast development sales, while REI results are expected to decline in light of weak US economic conditions and the seasonality of HCI and HFF revenues which are traditionally skewed to the December quarter. It must be stressed that the future profit of Lend Lease will depend on a range of factors including the outcome of the REI US strategic review, the state of the global economy and property markets, competitive and regulatory pressures, future deployment of capital and other relevant factors that are not possible to predict with confidence.

Five Year Profile

		Half Year Ended December 2002	Half Year Ended December 2001	Half Year Ended December 2000	Half Year Ended December 1999	Half Year Ended December 1998
Profitability						
Operating revenue	A$m	**5,312**	**6,246**	**5,758**	**5,337**	**1,797**
Operating profit before tax (excluding write-down of REI US business) [1]	A$m	**159**	**219**	**186**	**526**	**226**
Operating profit after tax (excluding write-down of REI US businesses) [1]	A$m	**113**	**126**	**109**	**276**	**206**
Operating (loss)/profit after tax (including write-down of REI US businesses)	A$m	**(369)**	**126**	**109**	**276**	**206**
Divisional Contribution						
Bovis Lend Lease	A$m	60	49	41	26	24
Integrated Development Businesses	A$m	(1)	35	3	90	(4)
Real Estate Investments [1]	A$m	86	87	78	58	37
Capital/Real Estate Services	A$m	5	1	9	6	19
Financial Services	A$m				111	118
IT+T and eBusiness Investments	A$m	4	8	(28)	3	3
Equity Investments	A$m		28	43	36	20
Corporate Amortisation	A$m	(46)	(46)	(44)	(17)	(3)
Corporate Other [2]	A$m	5	(36)	7	(37)	(8)
Total	A$m	**113**	**126**	**109**	**276**	**206**
Operating profit after tax to revenue [1]	%	2.1	2.0	1.9	5.2	11.5
Operating profit after tax per full-time employee [1]	$000's	11	12	11	26	58
EBITDA [1]	A$m	249	315	293	593	245
Earnings per share [1]	cents	26.0	29.4	23.1	54.6	40.7
Operating profit after tax to shareholders' equity (ROE) for the half year [1]	%	2.9	3.4	3.0	12.9	5.9
Dividend per share [3]	cents	10	9	13	32	29

(1) Based on operating results excluding the write-down of REI US businesses of A$447.4 million before tax (A$482.5 million after tax).
(2) Includes Group Treasury and corporate administration services.
(3) December 2002 is calculated using the interim dividend declared since 31 December 2002 to be paid 19 March 2003.

Five Year Profile

		Half Year Ended December 2002	Financial Year Ended June 2002	Financial Year Ended June 2001	Financial Year Ended June 2000	Financial Year Ended June 1999
Profitability continued						
Corporate Strength						
Total assets	A$m	8,072	8,587	9,060	10,942	7,291
Cash	A$m	988	904	1,119	3,484	621
Borrowings	A$m	939	939	1,081	1,046	1,210
Current assets	A$m	3,665	4,015	4,278	6,266	2,234
Current liabilities	A$m	3,025	3,245	3,568	3,800	2,452
Shareholders' equity	A$m	3,423	3,752	3,667	5,307	3,469
Cash Flows from operations	A$m	191	557	287	726	303
Net asset backing per share	A$	7.86	8.63	8.54	10.38	6.88
Ratio of current assets to current liabilities	times	1.21	1.24	1.20	1.65	0.91
Debt to shareholders' equity	%	27.4	25.0	29.5	19.7	34.9
Debt to shareholders' equity plus debt	%	21.5	20.0	22.8	16.5	25.9
Net debt to shareholders' equity	%	(1.4)	0.9	(1.0)	(45.9)	17.0
Debt to total market capitalisation	%	22.2	20.5	20.0	9.6	11.6
Shares on issue	m	435	435	430	512	504
Number of shareholders	No.	81,549	86,003	87,516	59,553	45,113
Number of equivalent full-time employees	No.	10,369	10,554	10,484	9,774	4,627
Assets Under Management	$b	90.3	86.1	92.1	71.1	73.2
Assets Under Resolution	$b	9.9	14.4	13.1	10.7	
Loans Under Servicing	$b	123.3	122.3	96.3	82.7	
Shareholders' Returns and Statistics						
Proportion of shares on issue to top 20 shareholders	%	61.9	59.9	54.3	60.6	64.4
Staff shareholdings	%	13.3	13.7	14.1	13.7	13.4
Total dividends declared[1]	A$m	44	78	90	327	303
Share price as at 31 December as quoted on the Australian Stock Exchange	A$	9.72	10.54	12.55	21.31	20.74

(1) December 2002 interim dividend declared since 31 December 2002 to be paid 19 March 2003.

Five Year Profile

		Half Year Ended December 2002	Half Year Ended December 2001	Half Year Ended December 2000	Half Year Ended December 1999	Half Year Ended December 1998
Real Estate Services (RES)						
Bovis Lend Lease						
No. of equivalent full-time employees[1]	No.	**6,776**	**7,678**	**6,889**	**6,895**	**1,240**
Operating Profit After Tax						
Asia Pacific	A$m	12	18	13	21	25
Americas	A$m	23	17	9	3	
Europe	A$m	30	22	5	2	(1)
Global Markets	A$m	4	4	14		
Global Management		(9)	(12)			
Total	A$m	**60**	**49**	**41**	**26**	**24**
New Work Secured – Gross Profit Margin (GPM)						
Asia Pacific	A$m	89	67	54		
Americas	A$m	131	174	104		
Europe	A$m	173	111	47		
Global Markets	A$m	15	28	44		
Total	A$m	**408**	**380**	**249**	-	-
Backlog GPM						
Asia Pacific	A$m	96	61	50		
Americas	A$m	238	267	158		
Europe	A$m	272	226	125		
Global Markets	A$m	41	53	140		
Total	A$m	**647**	**607**	**473**	-	-
Integrated Development Businesses						
No. of equivalent full-time employees[1]	No.	**1,013**	**473**	**219**	**176**	**176**
Operating Profit After Tax						
Australia and Pacific	A$m	28	26	(40)	11	6
North America	A$m	(6)	(1)	(1)		
Asia	A$m	2	1	2	(2)	(16)
Europe	A$m	(22)	9	42	81	6
Global Management	A$m	(3)				
Total	A$m	**(1)**	**35**	**3**	**90**	**(4)**

		Half Year Ended December 2002	Financial Year Ended June 2002	Financial Year Ended June 2001	Financial Year Ended June 2000	Financial Year Ended June 1999
Property Inventories						
Australia						
Commercial Offices	A$m	39	29	23	243	361
Retail	A$m					2
Residential	A$m	140	128	138	211	257
Total Australia	A$m	**179**	**157**	**161**	**454**	**620**
International						
Commercial	A$m	3	12	10		
Industrial	A$m		13	23	12	16
Retail	A$m	746	724	778	920	1,333
Residential	A$m	24	18	8		
Total International	A$m	**773**	**767**	**819**	**932**	**1,349**
Total	A$m	**952**	**924**	**980**	**1,386**	**1,969**

(1) Movement in number of employees at 31 December 2001 primarily reflects transfer of employees from Bovis Lend Lease to Integrated Development Businesses.

Five Year Profile

		Half Year Ended December 2002	Half Year Ended December 2001	Half Year Ended December 2000	Half Year Ended December 1999	Half Year Ended December 1998
Real Estate Investments						
No. of equivalent full-time employees	No.	2,160	2,352	2,657	1,566	1,307
Operating Profit After Tax (1)						
Australia and Pacific	A$m	18	14	8	7	5
North America	A$m	51	49	57	36	40
Asia	A$m	(3)	2	(2)	3	(6)
Europe	A$m	23	22	15	12	(2)
Global Management	A$m	(3)				
Total	A$m	86	87	78	58	37

		Half Year Ended December 2002	Financial Year Ended June 2002	Financial Year Ended June 2001	Financial Year Ended June 2000	Financial Year Ended June 1999
Assets Under Management (2)						
Australia						
General Property Trust	A$b	6.7	6.6	5.7	5.2	4.6
Other	A$b	5.8	5.2	5.3	4.8	2.4
Total Australia	A$b	12.5	11.8	11.0	10.0	7.0
International						
North America	A$b	68.2	67.4	74.7	57.5	36.4
Asia	A$b	1.8	1.8	1.5	0.8	0.3
Europe	A$b	7.8	5.1	4.9	2.8	1.4
Total International	A$b	77.8	74.3	81.1	61.1	38.1
Total	A$b	90.3	86.1	92.1	71.1	45.1
Assets Under Resolution						
International						
North America	A$b	1.8	1.6	1.9	2.0	
Asia	A$b	8.1	12.8	11.2	8.7	
Total	A$b	9.9	14.4	13.1	10.7	-
Loans Under Servicing						
International						
North America	A$b	123.3	122.3	96.3	82.7	12.0
Total	A$b	123.3	122.3	96.3	82.7	12.0

(1) Based on operating results excluding the write-down of REI US businesses of A$482.5 million after tax.
(2) Lend Lease Corporation recognises Assets Under Management where an asset management fee is received. Where partial ownership exists Lend Lease recognises a proportion of the asset owned.

Directors' Report

The Directors present their report together with the Half Year Financial Report and the Consolidated Financial Statements of the economic entity, Lend Lease Corporation Limited ("Lend Lease") for the six months ended 31 December 2002.

1. Directors

The name of each person who has been a Director of Lend Lease between 1 July 2002 and the date of this report is:

J K Conway, Chairman	Director since 1992, Deputy Chairman since 1998, appointed Chairman in November 2000
G A Clarke, Managing Director	Appointed 9 December 2002
A Aiello	Retired 31 December 2002
Y H Chua, BBM	Retired 8 November 2002
D A Crawford	Appointed July 2001
G G Edington	Director since 1999
P C Goldmark	Director since 1999
D J Grady	Retired 1 July 2002
D H Higgins	Retired 31 January 2003
R A Longes, Deputy Chairman	Director since 1986, Deputy Chairman since 2000
R G Mueller, CBE	Retired 8 November 2002
R E Tsenin	Director since 1997

2. Review of Operations and Consolidated Results

Review of operations is included in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included with the Consolidated Financial Statements.

For the six months to 31 December 2002, Lend Lease reported an operating loss after tax of $369.4 million as compared to the profit after tax for the six months ended 31 December 2001 of $126.4 million.

An increased franked interim dividend of $43.5 million (December 2001 $38.8 million franked) has been approved by the Directors. The interim dividend of 10 cents per share will be paid on 19 March 2003 (prior period 9 cents per share paid on 20 March 2002).

3. Rounding Off

Lend Lease is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that class order amounts in the financial statements and this report have been rounded off to the nearest tenth of a million dollars, or where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Sydney, 20 February 2003.

J K Conway
Chairman

G A Clarke
Managing Director

Lend Lease Corporation Limited
Half Year Consolidated Financial Report 31 December 2002

Consolidated Financial Statements

Statement of Financial Performance
Half Year Ended 31 December 2002

	Note	December 2002 6 months A$m	Consolidated December 2001 6 months A$m	June 2002 12 months A$m
Revenue from Ordinary Activities				
Revenue from the sale of development properties	3(a)	82.2	670.2	818.8
Revenue from the provision of services	3(b)	5,086.8	5,349.2	11,220.9
Other revenues from ordinary operating activities	3(c)	142.9	226.3	438.3
Total revenue from ordinary activities		**5,311.9**	**6,245.7**	**12,478.0**
Expenses from Ordinary Activities				
Integrated property development activities		(356.7)	(638.7)	(806.6)
Project and construction management activities		(4,392.2)	(4,855.6)	(10,269.8)
Real estate equity and debt management activities				
Recurring expenses		(352.0)	(413.6)	(866.7)
Write-down REI US businesses	4	(447.4)		
Investment activities			(22.6)	(22.4)
Administration expenses		(37.7)	(76.5)	(73.6)
Borrowing costs		(37.5)	(43.0)	(81.8)
Total expenses from ordinary activities		**(5,623.5)**	**(6,050.0)**	**(12,120.9)**
Share of net profit of associates accounted for using the equity method	32	11.6	17.7	29.8
Share of net profit of joint venture entities using the equity method	33	11.1	5.2	4.2
(Loss)/profit before tax from ordinary activities		**(288.9)**	**218.6**	**391.1**
Income tax expense relating to ordinary activities	5(a)	(82.8)	(80.3)	(152.3)
(Loss)/profit after tax from ordinary activities		**(371.7)**	**138.3**	**238.8**
Ordinary loss/(profit) after tax attributable to outside equity interests		2.3	(11.9)	(12.5)
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		**(369.4)**	**126.4**	**226.3**
Non owner transaction changes in equity				
Increase/(decrease) in Foreign Currency Translation Reserve	23	34.4	0.7	(60.9)
Increase/(decrease) in retained profits on initial adoption of:				
Revised AASB 1028 "Employee Benefits"	24	(1.1)		
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	24	39.1		
Total changes in equity from non owner related transactions attributable to the members of Lend Lease Corporation Limited		**(297.0)**	**127.1**	**165.4**
Dividend per share[1] (cents)	6	10.0	9.0	18.0
Basic earnings per share (cents)	6	(84.9)	29.4	52.4
Diluted earnings per share (cents)	6	(84.9)	29.4	52.4
Dividend payout ratio – excluding expenses relating to write-down of REI US businesses[2] (%)		38.5	30.7	34.4
Basic earnings per share – excluding expenses relating to write-down of REI US businesses[2] (cents)	6	26.0	29.4	52.4
Diluted earnings per share – excluding expenses relating to write-down of REI US businesses[2] (cents)	6	26.0	29.4	52.4

(1) December 2002 represents the interim dividend declared since 31 December 2002 but not brought to account for the period ended 31 December 2002 as a result of the change in accounting policy for providing for dividends on adoption of AASB 1044 "Provisions, Contingent Liabilities & Contingent Assets".

(2) The alternative dividend payout ratio, and basic and diluted earnings per share amounts have been calculated excluding the impact of the write-down as at 31 December 2002 of the REI US businesses.

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements

Statement of Financial Position
As at 31 December 2002

	Note	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current Assets			
Cash and cash equivalents	7	988.0	904.1
Receivables	8	1,844.7	2,177.4
Inventories	9	401.8	392.3
Other investments	11	270.3	350.7
Other assets	16	160.4	190.3
Total current assets		**3,665.2**	**4,014.8**
Non Current Assets			
Receivables	8	120.6	75.6
Inventories	9	886.2	791.4
Equity accounted investments	10	129.3	166.1
Other investments	11	1,076.4	922.0
Future income tax benefit	5(d)	403.9	388.1
Property, plant and equipment	12	124.7	128.7
Goodwill	13	853.4	1,043.9
Management agreements	14	662.2	881.1
Other intangibles	15	62.5	58.9
Other assets	16	87.1	116.3
Total non current assets		**4,406.3**	**4,572.1**
Total assets		**8,071.5**	**8,586.9**
Current Liabilities			
Creditors	17	2,600.1	2,799.5
Current tax liabilities	5(b)	84.7	10.8
Provisions	19	236.7	318.3
Other interest bearing liabilities	20	22.8	31.2
Other non interest bearing liabilities	21	100.9	85.1
Total current liabilities		**3,025.2**	**3,244.9**
Non Current Liabilities			
Creditors	17	20.7	6.8
Borrowings	18	938.6	938.6
Provisions	19	116.8	107.7
Provision for deferred income tax	5(c)	207.5	193.1
Other interest bearing liabilities	20	273.2	267.7
Other non interest bearing liabilities	21	66.1	76.0
Total non current liabilities		**1,622.9**	**1,589.9**
Total liabilities		**4,648.1**	**4,834.8**
Net Assets		**3,423.4**	**3,752.1**
Equity			
Contributed equity	22	805.8	797.7
Reserves	23	85.9	51.5
Retained profits	24	2,529.4	2,899.1
Total parent equity interest		**3,421.1**	**3,748.3**
Outside equity interests in controlled entities	25	2.3	3.8
Total Equity	26	**3,423.4**	**3,752.1**

The accompanying notes form part of these consolidated financial statements.

Consolidated Financial Statements

Statement of Cash Flows
Half Year Ended 31 December 2002

	Note	December 2002 6 months A$m	Consolidated December 2001 6 months A$m	June 2002 12 months A$m
Cash Flows from Operating Activities				
Cash receipts in the course of operations		5,511.9	5,483.6	11,982.7
Cash payments in the course of operations		(5,387.5)	(5,454.5)	(11,808.9)
Integrated property development receipts	29(b)	229.9	796.8	1,165.6
Integrated property development expenditure	29(b)	(156.9)	(453.2)	(647.1)
Interest received		22.9	23.1	31.1
Dividends received		41.0	17.6	37.4
Distributions from partnerships received	29(b)	5.5	11.7	22.0
Income tax paid in respect of operations		(39.7)	(89.9)	(142.0)
Interest paid		(36.1)	(51.0)	(83.4)
Net cash provided by operating activities	29(a)	**191.0**	**284.2**	**557.4**
Cash Flows from Investing Activities				
Proceeds from sale/redemption of investments	29(b)	647.5	81.7	126.7
Purchases of investments	29(b)	(642.5)	(300.3)	(361.5)
Repayment of (loans to)/loans from (associates/related parties)	29(b)	(45.8)	19.4	34.0
Proceeds from sale of controlled entities	29(d)		5.7	5.7
Payment for acquisition of controlled entities	29(c)	(38.2)	(173.9)	(173.9)
Proceeds from sale of property, plant and equipment		0.2	0.2	3.1
Purchases of property, plant and equipment		(13.4)	(20.4)	(32.7)
Purchases of management agreements			(8.4)	(21.7)
Proceeds from sale of management agreements and goodwill				7.0
Net cash used in investing activities		**(92.2)**	**(396.0)**	**(413.3)**
Cash Flows from Financing Activities				
Proceeds from borrowings	29(b)	633.0	306.4	1,936.9
Repayment of borrowings	29(b)	(633.0)	(543.5)	(2,180.5)
Net proceeds from share issues	22	8.1	13.7	32.7
Dividends paid		(38.3)	(34.5)	(73.3)
Return of capital to outside equity interest			(11.3)	(37.2)
Net cash used in financing activities		**(30.2)**	**(269.2)**	**(321.4)**
Other Cash Flow Items				
Effect of exchange rate changes on cash and cash equivalents		7.4	3.8	(26.8)
Cash balances in controlled entities acquired		7.9	1.3	1.3
Cash balances in controlled entities sold			(9.3)	(11.7)
Net increase/(decrease) from other items		**15.3**	**(4.2)**	**(37.2)**
Net increase/(decrease) in cash and cash equivalents		**83.9**	**(385.2)**	**(214.5)**
Cash and cash equivalents at the beginning of the financial period		**904.1**	**1,118.6**	**1,118.6**
Cash and cash equivalents at the end of the financial period	7	**988.0**	**733.4**	**904.1**

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Principal Accounting Policies

(a) Basis of Preparation

The Half Year Financial Report is a general purpose financial report, which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The Half Year Financial Report is to be read in conjunction with the 30 June 2002 Annual Consolidated Financial Report and any public announcements by Lend Lease Corporation Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001. The Financial Statements have been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial period, except where otherwise noted.

The Half Year Financial Report does not include full note disclosures of the type normally included in an annual financial report. In addition, the financial reports of Lend Lease Corporation Limited, the holding company, have not been disclosed.

Basis of Consolidation

The Lend Lease Group (Lend Lease) consolidation comprises all entities controlled by Lend Lease Corporation Limited (Lend Lease Corporation).

Where an entity either began or ceased to be controlled during the financial period, the results are included only from the date control commenced or up to the date control ceased.

The balances, and effects of transactions, between controlled entities included in the Consolidated Financial Statements, have been eliminated.

Outside interests in the equity and results of the entities that are controlled by Lend Lease are shown as a separate item in the Consolidated Financial Statements.

(b) Revenue

Revenue from the Sale of Development Properties represents:

- for residential land sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built-form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

Revenue from the Provision of Services represents:

- for property construction, the value of work performed using the percentage complete method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract; and
- for property and funds management, capital services and property development, management fee entitlement for services rendered.

Dividends

Dividends are recognised when declared.

Rental Income

Rental income is recognised on an accruals basis.

Proceeds on Sale of Investments

Proceeds on sale of investments are recognised when an unconditional contract is in place.

(c) Profits

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined (Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete);
- for residential land sales, upon settlement of contract;
- for non residential land sales, upon exchange of contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non residential built-form property development sales, upon exchange of sales contracts when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion on the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

(d) Income Tax

Lend Lease applies the liability method of tax effect accounting whereby income tax expense is calculated on the pre-tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the Statement of Financial Position as "Future income tax benefit" or "Provision for deferred income tax". Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

1. Summary of Principal Accounting Policies
continued

(e) Recoverable Amount of Non Current Assets Valued on a Cost Basis

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts of non current assets, the relevant net cash flows have been discounted to their present value, except where specifically stated.

(f) Investments

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least annually by an independent valuer for assets carried in the Statement of Financial Position at over A$100.0 million and for assets carried in the Statement of Financial Position at over A$20.0 million where the last independent valuation was less than 10% higher than Statement of Financial Position value; for other assets carried in the Statement of Financial Position between A$20.0 million and A$100.0 million at least bi-annually; and for other assets at least once every 3 years.

The independent valuers determine the recoverable amount of each.asset using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

(g) Associates

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Group's Statement of Financial Performance and consolidated reserves respectively.

Dividends from associates represent a return of the Group's investment and as such are applied as a reduction to the carrying value of the investment.

(h) Partnerships

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus Lend Lease's share of the partnership's result less any drawings or distributions made to Lend Lease. Lend Lease's share of the partnership's result is included in the Statement of Financial Performance for the period.

(i) Joint Venture Entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

Lend Lease's share of joint venture entities' net profit or loss after tax is recognised in the Statement of Financial Performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(j) Joint Venture Operations

A joint venture operation is a joint venture that is not in the form of an entity. Lend Lease's interest in an unincorporated joint venture is brought to account by including its interest in the following amounts in the appropriate categories in the Statements of Financial Position and Financial Performance:

- each of the individual assets employed in the joint venture;
- liabilities incurred by the consolidated entity in relation to the joint venture and the liabilities for which it is jointly and/or severally liable;
- expenses incurred in relation to the joint venture; and
- revenue earned in relation to the joint venture.

(k) Receivables

Trade debtors are carried at amounts due and are generally due for settlement within 30 days. The collectability of debts is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. Specific provisions are made for doubtful accounts.

(l) Pre-Contract and Project Bidding Costs

Lend Lease expenses all pre-contract and project bidding costs unless there is a high degree of certainty that a contract will be entered into (at least sole or preferred bidder status) and the costs will be fully recoverable from contract revenues. Costs previously expensed are not subsequently reinstated when a contract award is achieved.

(m) Inventories

Property Held for Sale
Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net realisable value of each holding is assessed at each reporting period and a provision for diminution in value is raised by the Directors where cost (including costs to complete) exceeds net realisable value. In determining net realisable value the Directors have regard to independent valuations obtained in accordance with Note 1(f).

Construction and Development Work in Progress
The gross amount of construction and development work in progress consists of costs attributable to work performed together with emerging profit and after providing for any foreseeable losses.

1. Summary of Principal Accounting Policies
continued

(n) Property, Plant and Equipment
Land, buildings and leasehold improvements are carried at the lower of cost or recoverable amount.

Except for investment properties, depreciation is provided on cost or valuation over the economic lives of the assets. Amortisation is provided on leasehold improvements over the remaining period of the lease. Most plant is depreciated over a period not exceeding 10 years, furniture and fittings over 15 years, motor vehicles over 8 years and computer equipment over 3 years. The straight-line method of depreciation/amortisation is used.

The carrying amount of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the financial period in which it occurs.

(o) IT Software Systems
Direct costs incurred in the development of major IT Systems are capitalised on the Statement of Financial Position. A major IT Software System is one that has a total cost in excess of A$10.0 million and that will provide demonstrable ongoing benefits to Lend Lease.

IT Systems are amortised on a straight-line basis over a period not exceeding 5 years. The carrying amount is reviewed to determine whether it is in excess of recoverable amount (refer Note 1(e)).

(p) Management Agreements
Management agreements are held at lower of cost or recoverable amount. These agreements are independently valued annually in accordance with the Lend Lease policy using discount rates and methodologies appropriate to the particular management agreement. Management agreements are amortised over their estimated useful lives, assessed to be no more than 50 years.

(q) Goodwill
Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight-line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the Statement of Financial Performance.

(r) Employee Benefits
Employees' superannuation funds and retirement plans provide benefits for employees. In addition, Lend Lease provides an employee profit sharing scheme and share plans for employees, subject to eligibility. Contributions by Lend Lease companies are charged against current income.

The provisions for employee entitlements to wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that Lend Lease expects to pay as at each reporting date including related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date. Consideration is given to expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history.

(s) Trade Creditors
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to Lend Lease. Trade accounts payable are normally settled within 60 days.

(t) Borrowings
Borrowings are carried on the Statement of Financial Position at the sum of the drawn principal and accrued interest, which is accrued at the contracted rate.

(u) Foreign Currency
Lend Lease's international currency management strategy and policy is detailed in Note 30.

Assets and liabilities of self-sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at reporting date and the resulting foreign currency gains and losses are recorded net of income tax in the Foreign Currency Translation Reserve. Other Foreign Currency Translation Reserve amounts are transferred to retained earnings when the underlying assets change in nature or are realised.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at reporting date and the resulting foreign currency gains and losses are taken to the Statement of Financial Performance in the financial period in which they arise.

1. Summary of Principal Accounting Policies continued

(u) Foreign Currency continued

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations (refer Note 30). These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the Statement of Financial Performance for hedge contracts that relate to the current financial period, or held on the Statement of Financial Position as an asset or liability for hedge contracts that relate to future financial periods, provided that sufficient excess of revenue over expenses are anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

(v) Derivatives

Lend Lease is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the Statement of Financial Performance as an adjustment to interest expense during the financial period, or capitalised within inventories when incurred in relation to property acquired for development and sale (refer Note 1(m)).

Group policy permits the purchase and sale of options. Purchased options are treated as effective hedges. Sold options are not treated as effective hedges for accounting purposes and therefore these options are immediately recognised on the Statement of Financial Position. Changes in the value of such options are recognised in the Statement of Financial Performance. As at 31 December 2002, there were no such options outstanding. The same treatment is given to any other form of derivative transaction entered into which is not classified as an effective hedge. As 31 December 2002, there were no such derivatives outstanding.

The accounting policy for forward foreign exchange contracts is set out in Note 1(u).

(w) Provisions

Provisions are raised to recognise future obligations as a result of a past event where it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Where the carrying amount of a non current asset is determined to be in excess of its recoverable amount at balance date, then a provision against this asset is raised.

Provisions for dividends payable are recognised in the reporting period in which they are declared.

(x) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

(y) Earnings Per Share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the financial period.

(z) Employee Share Plans

Lend Lease employee share plans are funded by Lend Lease contributions at the rate of:

- up to 7.5% of each individual employee's annual salary; and
- employee profit share calculated at the rate of up to 7.5% of profit before tax in accordance with a Profit Sharing Deed.

These contributions are expensed by the Company in the Statement of Financial Performance. The Lend Lease employee share plans utilise these contributions for on-market purchases of shares in Lend Lease Corporation. Shares acquired by the Lend Lease employee share plans are allocated to individual employees in accordance with their salary and profit share entitlements.

In addition, an annual allotment of 0.5% of the issued capital of Lend Lease Corporation is granted to various employee share plans for allocation to employees based on individual and departmental performance. These shares are issued to the plans at 50 cents per share and this amount is expensed in the Statement of Financial Performance at issue date. These shares may be allocated to individual employees either during the current financial period or future financial periods.

1. Summary of Principal Accounting Policies
continued

(aa) Change in Accounting Policy

Employee Benefits
Lend Lease has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

The liability for wages and salaries, annual leave, sick leave and long service leave is now calculated using the remuneration rates Lend Lease expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Lend Lease Consolidated Financial Report as at 1 July 2002 as a result of this change are A$1.5 million increase in provision for employee benefits, A$1.1 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. As a result of this change in accounting policy, employee benefits expense increased by A$0.3 million and income tax expense decreased by A$0.1 million for the reporting period to 31 December 2002.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$1.3 million increase in provision for employee benefits, A$0.9 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. Employee benefits would have increased by A$0.3 million and income tax expense decreased by A$0.1 million in the reporting period to 31 December 2001.

Provisions, Contingent Liabilities and Contingent Assets
Lend Lease has applied the new AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that financial period.

The adjustments to the Consolidated Financial Report as at 1 July 2002 as a result of this change is a A$39.1 million increase in opening retained profits and a A$39.1 million decrease in provision for dividends. There was no impact on profit or loss for the reporting period to 31 December 2002.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$38.8 million increase in opening retained profits and A$38.8 million decrease in provision for dividends. There would have been no impact on profit or loss for the reporting period to 31 December 2001.

2. Segment Reporting

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

Business Segment Summary

	Segment Revenue [1][2]		Other Unallocated Revenue [1]		Group Operating Revenue		Segment Result [1][2][3]		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses [1][3]		Group Operating (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax from Ordinary Activities [4]		Group Operating (Loss)/Profit After Tax	
	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m
Project and Construction Management [5]	4,465.6	4,912.2		22.7	4,465.6	4,934.9	95.3	76.6	1.7	2.2	(1.4)	2.6	95.6	81.4	59.7	52.9	59.7	48.8
Integrated Property Development [5]	285.4	687.5	42.5		327.9	687.5	(36.2)	32.0	10.0	8.7	18.3	16.8	(7.9)	57.5	(3.5)	41.8	(0.6)	34.5
Total Real Estate Solutions	4,751.0	5,599.7	42.5	22.7	4,793.5	5,622.4	59.1	108.6	11.7	10.9	16.9	19.4	87.7	138.9	56.2	94.7	59.1	83.3
REI – Equity	281.3	293.8	0.6	29.1	281.9	322.9	(243.3)	81.5	1.8	8.0	0.6		(240.9)	89.5	(296.3)	65.2	(296.6)	64.7
REI – Debt	187.6	199.6			187.6	199.6	(102.5)	27.4	9.2	4.0			(93.3)	31.4	(99.8)	22.0	(100.1)	22.0
Total Real Estate Investments	468.9	493.4	0.6	29.1	469.5	522.5	(345.8)	108.9	11.0	12.0	0.6	-	(334.2)	120.9	(396.1)	87.2	(396.7)	86.7
Total Core Real Estate	5,219.9	6,093.1	43.1	51.8	5,263.0	6,144.9	(286.7)	217.5	22.7	22.9	17.5	19.4	(246.5)	259.8	(339.9)	181.9	(337.6)	170.0
Non Core Businesses/ One-Off Items																		
Capital Services		3.2	14.9		14.9	3.2	9.0	1.2			(0.6)		8.4	1.2	4.8	0.9	4.8	0.9
IT+T and eBusiness Investments	5.3	6.3		4.1	5.3	10.4	5.3	6.3				4.1	5.3	10.4	3.8	8.5	3.8	8.5
Equity Investments		61.9				61.9		39.3						39.3		28.2		28.2
Total Non Core Businesses	5.3	71.4	14.9	4.1	20.2	75.5	14.3	46.8	-	-	(0.6)	4.1	13.7	50.9	8.6	37.6	8.6	37.6
Total Segment	5,225.2	6,164.5					(272.4)	264.3	22.7	22.9								
Unallocated Corporate			28.7	25.3	28.7	25.3					(56.1)	(92.1)	(56.1)	(92.1)	(40.4)	(81.2)	(40.4)	(81.2)
Total Group			86.7	81.2	5,311.9	6,245.7					(39.2)	(68.6)	(288.9)	218.6	(371.7)	138.3	(369.4)	126.4

(1) AASB 1005 "Segment Reporting" does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
(2) Segment revenues, expenses and results include inter-segment transfers between business segment of A$1.1 million. Inter-segment transfers are priced on an arm's length basis.
(3) Segment results include amortisation, of which A$44.2 million has been reclassified to Unallocated Corporate for MD&A purposes.
(4) Represents the Group net (loss)/profit before Outside Equity Interest.
(5) Private Finance Initiatives (PFIs), Actus Lend Lease and Integrated Development Consulting which were previously disclosed in the prior period as part of Project and Construction Management are now included in Integrated Property Development. This is in line with RES' revised management structure, as previously advised in the June 2002 MD&A. Had the revised management structure been applied in the previous financial period, the effects of the change would be a reduction to Project and Construction Management segment revenue of A$136.5 million, group operating revenue of A$113.8 million, and an increase in segment profit of A$1.9 million and group operating profit after tax of A$0.5 million, offset by the increase to Integrated Property Development revenue and results respectively.

2. **Segment Reporting** continued

Business Segment Summary continued

	Depreciation & Amortisation[2]		Non Cash Expenses other than Depreciation & Amortisation[3]		Segment Assets[1]		Equity Accounted Investments		Unallocated Corporate Assets[1]		Total Group Assets		Acquisition of Non Current Assets[4]		Segment Liabilities[1]		Unallocated Corporate Liabilities[1]		Total Group Liabilities	
	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m
Project & Construction Management[5]	29.4	31.5	8.4	31.4	2,887.1	3,404.7	0.7	4.8	55.5	52.8	2,943.3	3,462.3	6.6	26.1	2,305.8	2,678.6	30.2	19.2	2,336.0	2,697.8
Integrated Property Development[5]	3.6	3.1	12.7	1.7	618.5	481.3	102.4	124.3	30.3	30.1	751.2	635.7	0.9	78.3	620.6	203.6	40.8	16.7	661.4	220.3
Total Real Estate Solutions	**33.0**	**34.6**	**21.1**	**33.1**	**3,505.6**	**3,886.0**	**103.1**	**129.1**	**85.8**	**82.9**	**3,694.5**	**4,098.0**	**7.5**	**104.4**	**2,926.4**	**2,882.2**	**71.0**	**35.9**	**2,997.4**	**2,918.1**
REI – Equity	19.7	22.3	334.6	28.7	2,662.6	2,851.6	7.7	13.5	208.6	212.0	2,878.9	3,077.1	35.3	29.0	329.7	566.4	1,043.9	1,035.1	1,373.6	1,601.5
REI – Debt	6.9	11.1	114.0	5.9	762.5	754.1	18.5	23.5	5.7	4.1	786.7	781.7	0.8	27.2	110.2	127.7	2.1	1.8	112.3	129.5
Total Real Estate Investments	**26.6**	**33.4**	**448.6**	**34.6**	**3,425.1**	**3,605.7**	**26.2**	**37.0**	**214.3**	**216.1**	**3,665.6**	**3,858.8**	**36.1**	**56.2**	**439.9**	**694.1**	**1,046.0**	**1,036.9**	**1,485.9**	**1,731.0**
Total Core Real Estate	**59.6**	**68.0**	**469.7**	**67.7**	**6,930.7**	**7,491.7**	**129.3**	**166.1**	**300.1**	**299.0**	**7,360.1**	**7,956.8**	**43.6**	**160.6**	**3,366.3**	**3,576.3**	**1,117.0**	**1,072.8**	**4,483.3**	**4,649.1**
Non Core Businesses/ One-Off Items																				
Capital Services			(6.6)	1.9	29.2	0.3		14.1	8.0	22.4	37.2	36.8	0.2		5.1	45.3	5.8	2.2	10.9	47.5
IT+T and eBusiness Investments					58.9	58.9				14.6	58.9	73.5						0.2		0.2
Equity Investments																		10.5		10.5
Total Non Core Businesses	**-**	**-**	**(6.6)**	**1.9**	**88.1**	**59.2**	**-**	**14.1**	**8.0**	**37.0**	**96.1**	**110.3**	**0.2**	**-**	**5.1**	**45.3**	**5.8**	**12.9**	**10.9**	**58.2**
Total Segment	**59.6**	**68.0**	**463.1**	**69.6**	**7,018.8**	**7,550.9**	**129.3**	**180.2**					**43.8**	**160.6**	**3,371.4**	**3,621.6**				
Unallocated Corporate									**615.3**	**519.7**	**615.3**	**519.8**					**153.9**	**127.5**	**153.9**	**127.5**
Total Group									923.4	855.7	8,071.5	8,586.9					1,276.7	1,213.2	4,648.1	4,834.8

(1) AASB 1005 "Segment Reporting" does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities, borrowings and liabilities related to assets that are the subject of finance lease liabilities.
(2) Represents segment amortisation and depreciation.
(3) Non cash expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29).
(4) The acquisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.
(5) Private Finance Initiatives (PFIs), Actus Lend Lease and Integrated Development Consulting which were previously disclosed in the prior period as part of Project & Construction Management are now included in Integrated Property Development. This is in line with RES' revised management structure as previously advised in the June 2002 MD&A. Had the revised management structure been applied in the previous financial period, the effects of the change would be a reduction to Project and Construction Management assets of A$71.0 million, and liabilities of A$44.0 million offset by the increase to Integrated Property Development assets and liabilities respectively.

2. **Segment Reporting** continued

Geographical Segment Summary

	Segment Revenue		Group Operating Revenue		Group (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax		Segment Assets		Acquisition of Non Current Assets	
	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	As at December 2002 A$m	As at June 2002 A$m	As at December 2002 A$m	As at June 2002 A$m
Australia and Pacific	657.2	921.1	704.5	927.4	80.0	132.8	63.9	93.5	776.6	844.0	1.4	99.6
North America	3,072.8	3,315.2	3,090.7	3,315.2	(369.0)	98.4	(421.4)	65.3	3,725.3	4,403.6	40.5	53.0
Asia	201.7	193.3	204.4	193.3	5.9	8.1	1.4	3.5	385.5	454.7	0.3	1.1
Europe	1,293.5	1,734.9	1,289.6	1,784.5	53.2	71.4	37.4	45.3	2,131.4	1,848.6	1.6	6.9
Total Segment	**5,225.2**	**6,164.5**							**7,018.8**	**7,550.9**	**43.8**	**160.6**
Unallocated Corporate			22.7	25.3	(59.0)	(92.1)	(50.7)	(81.2)				
Total Group			**5,311.9**	**6,245.7**	**(288.9)**	**218.6**	**(369.4)**	**126.4**				

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Real Estate Solutions

The Group's Real Estate Solutions business encompasses two major business activities as follows:

Project and Construction Management

Real estate project management, construction management and engineering.

Integrated Property Development

All aspects of property development from concept through design, planning, construction, financing and leasing to eventual sale. In addition this business segment is responsible for the creation and management of Private Finance Initiatives (PFI's) including Build Operate Transfer (BOT) projects.

Real Estate Investments

Real Estate Investments – Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Real Estate Investments – Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub-performing and non-performing commercial mortgages.

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

2. Segment Reporting continued

Business Segments continued

IT+T and eBusiness Investments
Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

Equity Investments
Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

Unallocated Business Segments

Corporate
Group Treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

Geographical Segments

The Group's businesses operate on a global basis; segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

Australia and Pacific
Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

North America
Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

Asia
Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

Europe
Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

3. Revenue

	Consolidated December 2002 A$m	December 2001 A$m	June 2002 A$m
Revenue from sale of development properties	82.2	670.2	818.8
Revenue from the provision of services	5,086.8	5,349.2	11,220.9
Other revenue from ordinary operating activities	142.9	226.3	438.3
Total revenue	**5,311.9**	**6,245.7**	**12,478.0**
Total comprising:			
(a) Revenue from the Sale of Development Properties			
Touchwood, Solihull	4.0	439.1	481.9
Olympic Village/Newington, Sydney		147.6	156.3
Overgate Centre, Dundee		13.5	13.1
Admiralty Industrial Park, Singapore	0.6	8.9	10.4
Urban Communities projects	77.6	61.1	157.1
	82.2	**670.2**	**818.8**

3. Revenue continued

	December 2002 A$m	Consolidated December 2001 A$m	June 2002 A$m
(b) Revenue from the Provision of Services			
Real Estate Solutions			
Project and construction management	4,601.3	4,910.1	10,379.3
Integrated property development	18.7	12.7	49.1
	4,620.0	**4,922.8**	**10,428.4**
Real Estate Investments			
Property and funds management	465.3	424.4	788.0
Other	1.5	2.0	4.5
Total revenue from the provision of services	**5,086.8**	**5,349.2**	**11,220.9**
(c) Other Revenues from Ordinary Operating Activities			
Dividends Received			
Other related parties	0.9	4.2	0.3
Other corporations	3.5	3.6	30.8
	4.4	**7.8**	**31.1**
Rental Income			
Bluewater, Kent	26.0	24.5	48.3
Overgate, Dundee		5.3	5.6
Other	1.1	2.6	0.5
	27.1	**32.4**	**54.4**
Interest Received			
Other related parties	1.5	0.9	0.8
Other corporations	21.4	18.7	30.3
	22.9	**19.6**	**31.1**
Proceeds on Sale of Investments			
North Lakes (Urban Community)	42.5		
Chelverton Group Limited	10.3		
Lend Lease Chelverton International	3.7		
Westpac Banking Corporation		61.9	61.9
Bovis Thames Shanghai Limited (Da Chang)		22.7	22.7
Lend Lease Porto Retail (Arrábida)		21.2	21.2
Larry Smith, Italy		5.7	5.7
Morrisons		1.6	1.6
Lend Lease Real Estate Partners I		0.6	0.6
Kiwi Property Group			20.5
Lend Lease European Mutual Fund			20.3
Calderdale			13.2
CoolSavings, Inc			1.6
Larry Smith, Switzerland			0.1
Other	1.9		3.1
	58.4	**113.7**	**172.5**
Share of Partnerships' Result			
King of Prussia	13.4	11.7	27.3
Lend Lease Overgate Partnership	3.0		6.1
Lend Lease Retail Partnership	1.9	1.2	3.1
YCP II	(8.8)	2.1	3.3
Other		0.6	
	9.5	**15.6**	**39.8**
Other Revenue			
Guarantee fees			11.5
Distributions received	2.7	13.6	13.0
Other	17.9	23.6	84.9
	20.6	**37.2**	**109.4**
Total other revenues from ordinary activities	**142.9**	**226.3**	**438.3**

A more detailed analysis of revenue is included within Management's Discussion and Analysis of Financial Condition and Results of Operations.

4. Ordinary (Loss)/Profit Items

(Loss)/profit from ordinary activities before income tax is arrived at after including:

	Consolidated December 2002 A$m	December 2001 A$m	June 2002 A$m
Depreciation and Amortisation			
Depreciation of IT systems	6.8	7.2	13.2
Depreciation of property, plant and equipment and leasehold improvements	19.7	19.7	40.8
Less: Capitalised depreciation	(0.2)	(0.1)	(0.1)
Amortisation of goodwill	35.4	35.3	70.5
Amortisation of management agreements	9.8	10.2	20.4
Amortisation of other intangibles	4.5	3.5	6.6
	76.0	**75.8**	**151.4**
Borrowing Costs			
Non interest borrowing costs	**3.3**	**2.3**	**6.3**
Interest borrowing costs			
Related entities			1.2
Other corporations	35.5	43.3	76.9
Less: Capitalised interest borrowing costs	(1.3)	(2.6)	(2.6)
	34.2	**40.7**	**75.5**
Total borrowing costs	**37.5**	**43.0**	**81.8**
Loss on sale of property, plant and equipment	**1.4**		**0.8**
(Profit) on Sale of Investments			
North Lakes (Urban Community)	(16.0)		
Westpac Banking Corporation		(39.6)	(39.6)
Lend Lease Porto Retail (Arrábida)		(13.2)	(13.2)
Larry Smith, Italy		(3.6)	(2.6)
Bovis Thames Shanghai Limited (Da Chang)		(2.6)	(2.6)
Lend Lease European Mutual Fund			(1.8)
CoolSavings, Inc			(1.6)
Calderdale			(10.9)
Kiwi Property Group			(4.6)
Other	(1.7)		(1.0)
	(17.7)	**(59.0)**	**(77.9)**
Net foreign exchange (gain)/loss	**(8.1)**	**1.8**	**2.5**
Net bad and doubtful debts expense including write-back of provision for doubtful debts	**(6.1)**	**1.7**	**0.7**
Net provisions raised/(written back)			
Diminution in value of property inventories	14.2	2.2	(11.0)
Diminution in value of investments	(1.5)	6.1	(24.8)
Employee benefits	16.6	19.2	16.2
Construction risks	4.4	3.4	(4.3)
Restructuring provisions			(6.4)
Other provisions	9.7	6.6	42.7
	43.4	**37.5**	**12.4**
Operating lease rental expense	**32.7**	**46.2**	**73.1**
Finance lease expense	**0.5**	**2.0**	**2.1**
Individually significant expenses included in (loss)/profit from ordinary activities before income tax expense:			
Write-down of REI US businesses			
Goodwill (refer Note 13)	199.1		
Management agreements (refer Note 14)	223.7		
IT systems (refer Note 16)	24.6		
	447.4	**-**	**-**

4. Ordinary (Loss)/Profit Items continued

The capitalised interest borrowing costs relates to Olympic Village. The interest borrowing costs other corporations (A$35.5 million) mainly relates to the guaranteed notes.

The net foreign exchange gain of A$8.1 million (December 2001 A$1.8 million loss) comprises three elements. Firstly, during the financial period a portion of revenue after expenses derived from US and European operations were hedged resulting in a foreign exchange loss of A$2.7 million. Profits on the foreign operations are decreased by these losses on the hedges which resulted in foreign profits emerging at the hedged rate. Secondly, the net foreign exchange loss on transactions was A$2.7 million (December 2001 net loss of A$0.4 million). Thirdly, during the financial period, a net hedging benefit of A$13.5 million arose (December 2001 A$9.1 million) due to a favourable increase in interest rate differentials between the US and Australia.

5. Taxation

(a) Income Tax Expense

	Consolidated December 2002 A$m	December 2001 A$m	June 2002 A$m
(Loss)/profit before tax from ordinary activities	(288.9)	218.6	391.1
Prima facie income tax (benefit)/expense at 30% of (loss)/profit from ordinary activities	**(86.6)**	**65.6**	**117.3**
Tax effect of permanent differences:			
Rebateable dividends	(2.3)	(2.5)	(4.8)
Non assessable income	(0.7)	(1.0)	(4.9)
Amortisation expense	2.5	1.5	5.3
Equity accounted profits	(1.8)	(3.9)	(4.5)
Non allowable expenses	6.8	6.1	14.7
Non deductible provisions	1.8	3.6	11.1
Non assessable capital gains	(0.5)	(0.8)	(0.8)
Write-off of future income tax benefits previously recognised in prior years	1.1		7.0
Variation in overseas tax rates	(1.8)	1.3	(1.4)
Other	0.5	2.9	5.8
	5.6	**7.2**	**27.5**
Income tax (benefit)/expense for current financial period before individually significant permanent differences	**(81.0)**	**72.8**	**144.8**
Individually significant permanent differences:			
Write-off of future income tax benefits not able to be recognised relating to write-down of REI US businesses	185.7		
Variation in overseas tax rates in relation to REI US write-down	(51.5)		
Write-off of future income tax benefits previously recognised in prior years in relation to write-down of REI US businesses	35.1		
	88.3	**72.8**	**144.8**
Income tax (over)/under provided in previous financial periods	(5.5)	7.5	7.5
Total income tax expense	**82.8**	**80.3**	**152.3**

5. Taxation continued

(b) Current Tax Liabilities

Movements during the financial period were as follows:

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Balance at beginning of financial period	10.8	102.0
Income tax paid	(39.7)	(142.0)
Addition through acquisition of controlled entities	2.4	1.4
Prior financial period under/(over) provision	4.1	(15.8)
Current financial period income tax expense on (loss)/profit from ordinary activities after adjusting for timing differences	87.1	65.2
	64.7	**10.8**

(c) Provision for Deferred Income Tax

Provision for deferred income tax comprises the estimated liability at the applicable income tax rates on the following items:

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Development expenditure deductible prior to recognition of project profits	41.2	41.6
Deferred partnership income	47.1	34.9
Unrealised foreign exchange movements	64.0	54.3
Other	55.2	62.3
	207.5	**193.1**

(d) Future Income Tax Benefit

Future income tax benefit comprises the estimated future benefit at the applicable income tax rates on the following items:

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Provisions and accruals not currently deductible	176.5	145.6
Unrealised accounting profit on construction projects	4.2	3.4
Taxable profit on sale of investment not yet recognised for accounting purposes		3.8
Tax losses carried forward	149.1	153.6
Deferred interest costs	53.4	75.3
Unrealised foreign exchange movements	15.3	
Other	5.4	6.4
	403.9	**388.1**

6. Dividends and Earnings Per Share

Dividends

	Company December 2002 A$m	Company December 2001 A$m
Interim dividend declared subsequent to reporting date		
10¢ per share payable 19 March 2003 (March 2002 9¢ per share)	43.5	38.8
	43.5	**38.8**

Dividends not Recognised at Half Year End

Since 31 December 2002, the directors have declared an interim dividend of 10 cents per share, fully franked, to be paid on 19 March 2003.

The financial effect of this dividend has not been brought to account for the period ended 31 December 2002 as a result of the change in accounting policy for providing dividends (refer Note 1(aa)).

6. Dividends and Earnings Per Share continued

Dividend Franking

The interim dividend of 10 cents per share declared since 31 December 2002 will be fully franked with Class C (30%) franking credits. The interim dividend paid on 20 March 2002 (9 cents per share) was a fully franked dividend. The level of franking credits is dependent upon the level of tax paid in Australia.

The dividend franking account balance at 31 December 2002 of A$1.8 million (31 December 2001 A$0.9 million based on 30% tax rate) is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the interim dividend and tax losses utilised in the current period. The balance of the franking account has been calculated on a basis consistent with the Company's accounting policies.

	Consolidated		
	December 2002 Number m	December 2001 Number m	June 2002 Number m
Earnings Per Share (EPS)			
Weighted average shares and share equivalents	434.9	430.1	431.7

	December 6 mths 2002 A$m	December 6 mths 2001 A$m	June 12 mths 2002 A$m
Earnings			
Ordinary (loss)/profit after income tax attributable to members of Lend Lease Corporation Limited used in calculating basic and diluted EPS	(369.4)	126.4	226.3
Less: Significant expenses after tax relating to write-down of REI US businesses	482.5		
Earnings used in calculating alternative basic and diluted EPS	113.1	126.4	226.3
	Cents	Cents	Cents
Earnings per share (cents) (1)			
Basic	(84.9)	29.4	52.4
Diluted	(84.9)	29.4	52.4
Alternative Basic (excluding write-down of REI US businesses) (2)	26.0	29.4	52.4
Alternative Diluted (excluding write-down of REI US businesses) (2)	26.0	29.4	52.4

(1) An adjustment factor of 1.0001 has been applied to prior financial year comparatives. This is attributable to the bonus element for the prior financial period relating to the issue of shares at greater than market price, such as share election plan, share purchase plan and the dividend reinvestment plan.

(2) The alternative basic and diluted earnings per share amounts have been calculated excluding the impact of the write-down of the REI US businesses.

7. Cash and Cash Equivalents

	Consolidated	
	December 2002 A$m	June 2002 A$m
Cash	340.6	287.7
Short term investments	647.4	616.4
	988.0	904.1

Short term investments earn variable rates of interest which averaged 4.2% per annum during the half year period to 31 December 2002 (June 2002 4.7%) and are invested with parties approved by the Board of Lend Lease Corporation. These parties have acceptable credit ratings determined by recognised rating agencies.

8. Receivables

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Trade debtors	1,491.4	1,819.5
Less: Provision for doubtful debts	(46.1)	(44.7)
	1,445.3	**1,774.8**
Related party receivables		
Managed property trusts	27.1	37.6
Associate entities		
Pyrmont Trust (Jacksons Landing)	22.7	46.0
IBM Global Services Australia		15.8
International Distressed Debt Fund (IDDF)	11.4	
Lend Lease Retail Partnership	7.0	12.1
Other	49.7	39.9
	117.9	**151.4**
Other receivables		
CapMark advances	71.6	73.9
Advances to developers on Housing and Community Investing (HCI) projects	31.4	17.6
Millennium Partners advance	19.3	
Proceeds from sale of Lend Lease European Mutual Fund		20.3
Other	159.2	139.4
	281.5	**251.2**
	1,844.7	**2,177.4**
Non current		
Loans made to Directors of controlled entities of Lend Lease Corporation	0.4	0.4
Other loans to employees	4.7	6.1
Related party receivables		
Associate entities		
Pyrmont Trust (Jacksons Landing)	51.8	26.7
THI plc	20.6	30.3
Less: Provision for doubtful debt	(20.6)	(25.1)
IBM Global Services Australia	16.1	
Fox Studios	4.0	4.0
Less: Provision for doubtful debt	(4.0)	(4.0)
Other	34.1	22.6
Other receivables		
Other	13.5	14.6
	120.6	**75.6**
	1,965.3	**2,253.0**

Current

Unless otherwise stated, receivables do not carry interest and are not discounted to present values. They are carried at estimated amounts receivable in terms of contractual or other commercial arrangements and are recognised in accordance with the accounting policies as set out in Note 1(k). Receivables are subject to a review of collectability by the Board of the relevant group company. Provisions are made for any doubtful debts.

Trade Debtors

At balance date, trade debtors by division comprised Bovis Lend Lease 92.4%, Real Estate Investments 6.6%, Integrated Development Businesses 0.8% and Others 0.2%. Trade debtors outside Australia amounted to 96.3% of the balance.

The maximum exposure to an individual trade debtor is A$8.5 million (0.6% of total trade debtors), and to the five major trade debtors is A$34.4 million (2.3% of total trade debtors).

8. Receivables continued

Current continued

Related Party Receivables

The receivables from managed property trusts of A$27.1 million mainly relates to management and asset development fees accrued in relation to General Property Trust (GPT) and Australian Prime Property Fund (APPF).

The receivable from Pyrmont Trust of A$22.7 million includes trust distributions and development fees owing to Lend Lease in relation to the Jacksons Landing development at Pyrmont.

The receivables from Lend Lease International Distressed Debt Fund represents a capital return. This amount was received in January 2003.

The Lend Lease Retail Partnership receivable of A$7.0 million mainly relates to the balance of work performed on the Solihull Shopping Centre (UK) development.

Other Receivable of A$49.7 million primarily relates to management fees owing and various loans provided in the normal course of business.

Other Receivables

CapMark Commercial Mortgage Backed Securities (CMBS) advances are advances to CMBS bond holders in order to provide liquidity in accordance with servicing contracts. During the period interest was earned at a weighted average variable rate of 4.6% (June 2002 5.2%) the decrease due to the steady fall of the prime rate.

The receivable from the developers on the Housing and Community Investing (HCI) projects relates to short term loans to the developers of tax credit properties in the US, the major component of the loan is to be repaid by April 2003. The increase is mainly due to new deals with developers.

The Millennium Partners receivable of A$19.3 million is an advance which is expected to be repaid by July 2003.

The other receivables of A$159.2 million includes amounts due from recently established real estate funds (A$30.6 million), contract debtors relating to contracts of sale of built-form (i.e. "house and land" package) assets unconditionally exchanged before 31 December 2002 (A$8.0 million), prepaid taxes (A$9.6 million), recoverable costs made on behalf of employee share plan (A$17.3 million), UK VAT receivable (A$8.0 million), advances to landowners of development properties (A$4.4 million) and security deposits (A$3.0 million). The balance comprises a number of other smaller items.

Non Current

The loans made to Directors of Lend Lease Corporation or controlled entities are in accordance with a scheme approved by shareholders in the General Meeting. Other loans are loans provided to employees.

The receivable from Pyrmont Trust of A$51.8 million is a loan to the joint venture to fund development expenditure.

The receivable from THI plc relates to a loan. A provision of A$20.6 million has been raised.

The receivable from IBM Global Services Australia of A$16.1 million is a loan which has been extended to 2004.

The related party receivables Other of A$34.1 million mainly comprises loans in relation to Bovis Lend Lease Private Finance Initiatives (PFI) projects (A$14.2 million) and advances to partners of development projects (A$19.6 million). The balance comprises a number of other small items.

Other receivables of A$13.5 million are advances to landowners of development properties which are progressively payable each year. The advance to Woodlands Unit Trust (A$6.3 million) is expected to be fully recoverable by June 2005 and the advance to Springfield Land Corporation (A$6.7 million) is expected to be fully recoverable by June 2007. The balance of comprises of other small items.

	Consolidated	
	December 2002 A$m	June 2002 A$m
Non current receivables are due in accordance with the following schedule:		
Between 1 and 2 years	51.6	8.2
Between 2 and 5 years	47.5	46.3
After 5 years	21.5	21.1
	120.6	75.6

9. Inventories

	Note	Consolidated December 2002 A$m	June 2002 A$m
Current			
Property held for sale at cost		66.2	147.4
Less: Provision for diminution in value			(14.4)
		66.2	**133.0**
Construction work in progress		335.6	259.3
		401.8	**392.3**
Non Current			
Property held for sale at cost		916.1	806.3
Less: Provision for diminution in value		(29.9)	(14.9)
		886.2	**791.4**
Total inventories		**1,288.0**	**1,183.7**
Property Held for Sale			
Total cost of property held for sale includes:			
Cost of acquisition		111.3	126.3
Development expenses		370.0	368.4
Construction expenses		473.8	433.2
Rates and taxes capitalised		1.1	1.7
Borrowing costs capitalised		26.1	24.1
Total cost		**982.3**	**953.7**
Less: Provision for diminution in value		(29.9)	(29.3)
Book value		**952.4**	**924.4**
Book value comprises:			
Income producing		627.0	645.3
Non income producing		325.4	279.1
		952.4	**924.4**
Total property held for sale is comprised of:			
Bluewater, Kent	31(n)	626.8	578.5
Urban Communities, Australia	31(c)	133.0	113.9
Less: Provision for diminution			(0.8)
Chapelfield, Norwich	31(o)	104.4	76.0
Overgate, Dundee	31(r)		78.0
Less: Provision for diminution			(11.2)
Victoria Harbour/Docklands, Melbourne	31(d)	24.0	11.5
Darling Park Stage III, Sydney	31(b)	26.8	26.8
Less: Provision for diminution		(11.8)	(11.8)
Bluewater Valley, Kent		14.3	13.2
Greenwich Peninsula, London		12.9	8.4
Piers Project, San Francisco		11.2	9.7
St Patricks, Sydney		7.4	14.3
Shell Centre, London		18.1	12.2
Less: Provision for diminution		(18.1)	
Hickson Road, Sydney			3.0
Other		3.4	5.1
Less: Provision for diminution			(2.4)
Total		**952.4**	**924.4**

9. Inventories continued

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Construction and Development in Progress		
Current		
Contract costs incurred to date	37,654.6	36,563.3
Profit recognised to date	1,848.8	1,816.2
	39,503.4	**38,379.5**
Less: Progress billings received and receivable on completed contracts	(39,856.1)	(38,713.5)
Net construction work in progress	**(352.7)**	**(334.0)**
Net construction work in progress comprises:		
Amounts due from customers – inventories	335.6	259.3
Amounts due to customers – trade creditors (Note 17)	(688.3)	(593.3)
	(352.7)	(334.0)
Advances on construction projects in progress included in trade creditors	**104.4**	**118.3**
Retentions on construction projects included in progress billings	**303.1**	**288.1**

The amounts due from customers – inventories of A$335.6 million at 31 December 2002 relates to Bovis Lend Lease and represents costs incurred on projects in excess of that billed to clients.

The amounts due to customers – trade creditors of A$688.3 million at 31 December 2002 relates to Bovis Lend Lease and represents billings raised to clients in excess of costs and proportional profits on projects.

10. Equity Accounted Investments

	Note	Country of Origin	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Non Current				
Associates				
Retirement by Design Pty Ltd		Australia	22.3	21.3
Tres Aguas (Paseo Commercial Carlos III), Madrid	31(t)	Spain	18.6	18.6
LLM Inversiones I S.A. de C.V. (Mexican Distressed Loans)	31(j)	Mexico	10.0	15.1
LLM Inversiones II S.A. de C.V. (Mexican Distressed Loans)	31(j)	Mexico	6.3	
Forest Gardens Residential Land Development	31(c)	Australia	8.0	6.6
Darling Park Trust Operator Pty Limited		Australia	4.9	4.2
Generali Lend Lease		Germany	2.0	1.3
Wattle Grove Development	31(c)	Australia	2.0	4.1
Chelverton Properties Limited		UK		14.1
Lend Lease Rosen Real Estate Securities LLC		USA		7.1
Other			5.9	16.9
			80.0	**109.3**
Less: Provision for diminution			(0.5)	(17.5)
	32		**79.5**	**91.8**
Joint Ventures				
Caroline Springs Joint Venture	31(c)	Australia	13.5	12.9
Pyrmont Trust (Jacksons Landing)	31(f)	Australia	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington)	31(g)	Australia	12.0	8.0
Mawson Lakes Economic Development Project	31(c)	Australia	7.2	6.6
Fox Retail and Entertainment Precinct		Australia	3.8	4.7
North Lakes Development Joint Venture		Australia		24.5
Other				4.3
	33		**49.8**	**74.3**
Total equity accounted investments			**129.3**	**166.1**

11. Other Investments

	Note	Country of Origin	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current				
Mortgage loans		USA	107.7	239.3
Tax credit properties		USA	162.6	111.4
			270.3	**350.7**
Non Current				
Shares in other corporations				
Unquoted at cost			222.6	130.0
Interests in trusts and partnerships				
Unquoted at cost			853.8	792.0
			1,076.4	**922.0**
			1,346.7	**1,272.7**
Total other investments non current comprise:				
Shares in Other Corporations				
Unquoted at Cost				
IBM Global Services Australia Limited	31(e)	Australia	42.8	42.8
Thai Market Project		Thailand	11.8	11.8
Less: Provision for diminution			(11.8)	(11.8)
Lend Lease Global Property Fund, SICAF	31(p)	Luxembourg	175.4	83.4
Li Fung Distribution Centre		China		7.4
Less: Provision for diminution				(7.4)
Other			9.4	12.3
Less: Provision for diminution			(5.0)	(8.5)
			222.6	**130.0**
Interests in Trusts and Partnerships				
Unquoted at Cost				
King of Prussia Associates	31(k)	USA	237.2	232.3
Lend Lease Overgate Partnership	31(r)	UK	120.2	32.3
Asia Pacific Investment Company (APIC)	31(l)	Singapore	87.7	87.7
Lend Lease Retail Partnership	31(q)	UK	66.8	61.5
Yarmouth Capital Partners Limited Partnership II	31(i)	USA	59.5	83.4
Australian Prime Property Fund (APPF)	31(a)	Australia	49.0	48.8
Lend Lease International Distressed Debt Fund	31(m)	USA	38.8	65.5
Value Enhancement Fund V	31(h)	USA	35.9	32.0
Value Enhancement Fund IV	31(h)	USA	22.2	26.2
Value Enhancement Fund III	31(h)	USA	19.7	23.5
Lend Lease US Real Estate Securities Fund		USA	23.1	22.5
CMBS Bonds		USA	19.3	8.2
Lend Lease SICAV European Real Estate Securities Fund		Luxembourg	20.3	
Debt Management Fund Co-Investment		USA	10.2	14.9
Lend Lease Asia Water Trust		Australia	9.3	9.3
Multi-family Co-investment Funds		USA	8.0	10.3
Winn Property Management		USA	6.8	6.7
Tax Credit Funds Co-investments		USA	13.9	17.2
Real Estate Debt Fund Co-investments		USA	6.9	6.9
Mezzanine Debt Co-investment		USA	4.7	3.3
Other			13.1	4.9
			872.6	**797.4**
Less: Provision for diminution			(18.8)	(5.4)
			853.8	**792.0**
Total other investments non current			**1,076.4**	**922.0**

12. Property, Plant and Equipment

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Land at directors' valuation	**8.5**	**7.8**
Buildings and leasehold improvements at cost	43.7	40.0
Accumulated depreciation	(15.6)	(14.0)
	28.1	**26.0**
Plant and equipment at cost	250.0	241.4
Accumulated depreciation	(165.1)	(150.1)
	84.9	**91.3**
Leased plant and equipment at cost	12.0	12.1
Accumulated amortisation	(8.8)	(8.5)
	3.2	**3.6**
Total carrying amount	**124.7**	**128.7**

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	December 2002 A$m	June 2002 A$m
Freehold Land		
Carrying amount at beginning of financial period	7.8	9.6
Disposal		(1.2)
Foreign Exchange Movement	0.7	(0.6)
Carrying amount at end of financial period	**8.5**	**7.8**
Buildings and Leasehold Improvements		
Carrying amount at beginning of financial period	26.0	32.4
Additions	2.5	0.8
Disposals	(0.1)	(1.7)
Depreciation	(2.0)	(3.4)
Disposal of entity		(0.1)
Effect of exchange rate movements/other	1.7	(2.0)
Carrying amount at end of financial period	**28.1**	**26.0**
Plant and Equipment		
Carrying amount at beginning of financial period	91.3	102.9
Additions	10.5	30.8
Disposals	(1.2)	(5.5)
Acquisition through entity acquired	0.5	2.9
Depreciation	(17.2)	(34.9)
Disposal of entity		(0.3)
Effect of exchange rate movements/other	1.0	(4.6)
Carrying amount at end of financial period	**84.9**	**91.3**
Leased Plant and Equipment		
Carrying amount at beginning of financial period	3.6	2.5
Additions	0.4	1.1
Disposals	(0.3)	(0.5)
Acquisition through entity acquired		2.9
Amortisation	(0.5)	(2.4)
Carrying amount at end of financial period	**3.2**	**3.6**
Total carrying amount	**124.7**	**128.7**

13. Goodwill

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Bovis Lend Lease Group	824.8	791.4
Accumulated amortisation	(130.0)	(105.5)
Lend Lease Real Estate Investments – US	88.2	341.0
Accumulated amortisation		(56.3)
Delfin Group	75.7	75.7
Accumulated amortisation	(5.3)	(3.4)
Larry Smith		5.2
Accumulated amortisation		(4.2)
	853.4	**1,043.9**

To reflect the Directors' valuation of the expected future benefits of the goodwill relating to Lend Lease's REI US businesses, a write-down totalling A$199.1 million (US$113.5 million) has been recognised in the Lend Lease December 2002 consolidated financial results.

Lend Lease Real Estate Investment goodwill is carried at recoverable amount and all other goodwill is carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for goodwill (Note 1(q)).

14. Management Agreements

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Real Estate Investments		
Lend Lease Real Estate Investments – US	603.1	876.3
Accumulated amortisation		(55.0)
General Property Trust	50.8	50.8
Accumulated amortisation	(4.1)	(3.6)
Australian Prime Property Fund	12.7	12.8
Accumulated amortisation	(0.3)	(0.2)
Lend Lease US Office Trust		
	662.2	**881.1**

To reflect the Directors' valuation of the expected future benefits of management agreements relating to the Lend Lease REI US business, a write-down totalling A$223.7 million (US$127.5 million) has been recognised in the Lend Lease December 2002 consolidated financial results.

Lend Leases Real Estate Investment's US management agreements are carried at recoverable amount and all other management agreements are carried at cost less amortisation. Recoverable amount is determined in accordance with Lend Lease's accounting policy for management agreements (Note 1(p)).

The Directors' current unrecorded valuation of the General Property Trust management agreement of A$150.6 million (June 2002 A$263.0 million) is based upon a valuation undertaken by Mark Pittorino, a Director of Deloitte Touche Tohmatsu. The basis of the valuation was the net present value of estimated future earnings from the management agreement at a discount rate of 11.15% (June 2002 9.65%). The key factors that contributed to the decrease in valuation since June 2002 were the change to the discount rate and a revision of the management fee structure.

15. Other Intangibles

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Other intangibles	78.4	70.1
Accumulated amortisation	(15.9)	(11.2)
	62.5	**58.9**

Other intangibles include A$58.2 million net of mortgage servicing rights which relate to the origination and acquisition of servicing rights for mortgage loan portfolios which are amortised over the life of the rights (on average 10 years) against the fee income generated by the rights.

16. Other Assets

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Prepayments	52.8	44.5
Deferred bid costs on projects at preferred bidder status	58.4	25.6
Foreign exchange contracts	44.7	116.2
Other	4.5	4.0
	160.4	**190.3**
Non Current		
Prepayments	18.1	19.0
IT systems	21.5	65.8
Accumulated amortisation		(13.2)
Foreign exchange contracts	37.1	29.2
Other	10.4	15.5
	87.1	**116.3**
	247.5	**306.6**

Current and non current prepayments include insurance prepayments of A$22.9 million and rent and rates of A$8.0 million.

In view of the reassessment of the overall carrying value of the REI US businesses as announced on 23 January 2003, the carrying value of the Enterprise IT System has been reduced to its recoverable amount, being A$21.5 million.

17. Creditors

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Trade creditors	1,711.8	2,108.0
Revenue in excess of costs and profits recognised on incomplete contracts	688.3	593.3
Other creditors	78.1	50.2
Deposit received in advance	111.1	13.9
Insurance claim reserve	1.6	7.1
Related party payables		
Other	9.2	27.0
	2,600.1	**2,799.5**
Non Current		
Insurance claim reserve	12.2	6.8
Other	8.5	
	20.7	**6.8**
	2,620.8	**2,806.3**

The deposit received in advance represents a £40 million deposit received from Capital Shopping Centres in accordance with the forward sale agreement for Chapelfield, Norwich. Insurance claim reserve relates to Lend Lease's wholly owned special purpose captive insurance subsidiary.

18. Borrowings and Financing Arrangements

	Consolidated December 2002 A$m	June 2002 A$m
(a) Borrowings		
Non Current		
Commercial notes	938.6	938.6
Total borrowings	**938.6**	**938.6**
(b) Finance Facilities		
Lend Lease operating businesses have access to the following lines of credit:		
Total Facilities Available		
Bank overdrafts	23.1	14.5
Standby cash advance facilities	150.0	275.0
Bank credit facilities	2,270.5	2,346.6
Commercial notes	2,438.6	2,438.6
	4,882.2	**5,074.7**
Facilities Utilised at Balance Date		
Bank overdrafts		
Standby cash advance facilities		
Bank credit facilities		
Commercial notes	938.6	938.6
	938.6	**938.6**
Facilities Not Utilised at Balance Date		
Bank overdrafts	23.1	14.5
Standby cash advance facilities	150.0	275.0
Bank credit facilities	2,270.5	2,346.6
Commercial notes	1,500.0	1,500.0
	3,943.6	**4,136.1**
Total facilities available	**4,882.2**	**5,074.7**
Bank Credit Facilities		
The amounts drawn from the various facilities at 31 December 2002 were:		
Unsecured Bank Loans		
US$250.0 million syndicated facility at LIBOR plus 0.35%, due October 2003 [1]		
US$145.0 million bank facility at LIBOR plus 0.35%, due December 2003 [2]		
£30.0 million bank facility at LIBOR plus 0.25%, due March 2003 [3]		
£150.0 million bank facility at LIBOR plus 0.35%, due November 2003 [4]		
Secured Bank Loans		
US$300.0 million secured mortgage warehouse facility at LIBOR plus 0.875%, due February 2003 [5]		
US$395.0 million secured mortgage servicing facility at LIBOR plus 0.875%, due March 2003 [5]		
Total bank credit facilities	-	-
Commercial Notes		
A$500.0 million Lend Lease commercial paper [6]		
US$250.0 million Lend Lease 6.75% guaranteed notes, due June 2005 [7]	438.6	438.6
A$1.5 billion Lend Lease guaranteed note [8]	500.0	500.0
Total commercial notes	**938.6**	**938.6**
Total borrowings	**938.6**	**938.6**

(1) This facility with a syndicate of banks was established for general working capital purposes.

(2) This bank overdraft facility is used to finance working capital requirements for the US operations. At 31 December 2002, US$68.9 million of the facility is allocated by outstanding letters of credit. US$76.1 million is disclosed as available credit facilities.

(3) This short term money market facility is used for general working capital purposes in the European business. The facility can act as an overdraft, short term money market loan or a guarantee facility. At 31 December 2002, £7.6 million of the facility is utilised by outstanding letters of credit. £22.4 million is disclosed as available credit facilities.

(4) This facility is used for short term working capital requirements in the European business.

(5) These facilities are utilised by Lend Lease Mortgage Capital for the Fannie Mae and the Freddie Mac mortgage originations and are secured by the loans. These obligations are generally settled within 30 – 45 days of origination. The US$300.0 million facility expires in February 2003 and the US$395.0 million facility expires in March 2003. Of the US$395.0 million facility US$100.0 million is available immediately with the remaining US$295.0 million available subject to market conditions.

18. Borrowings and Financing Arrangements continued

(b) Finance Facilities continued

Bank Credit Facilities continued

Commercial Notes continued

(6) Lend Lease has a A$500.0 million Australian commercial paper program. The amount drawn under the facility at 31 December 2002 was nil, the availability of which is subject to market conditions.
(7) On 30 June 1998 Lend Lease issued s144A US$250.0 million of bonds with a coupon of 6.75% pa, due to mature on 30 June 2005.
(8) In 1999 Lend Lease (US) Finance Inc. issued A$500.0 million in notes due July 2005 with a coupon of 7.5% under its A$1.5 billion Multi-Issue-Debt Program. This issue has been swapped into US$. The availability of the A$1.0 billion balance is subject to market conditions.

The following schedule profiles the 31 December 2002 borrowings by currency and interest exposure after interest rate swaps and currency swaps have been taken into consideration.

	Interest Exposure (1)		Currency (2)	
	Fixed A$m	Floating A$m	A$ A$m	US$ A$m
Between 1 and 5 years	675.6	263.0		938.6
Total	**675.6**	**263.0**	-	**938.6**

(1) Resulting interest rate exposure after interest rate swaps.
(2) Resulting borrowings by currency including currency swaps.

(c) Financing Guarantees

Lend Lease was guarantor of a bank loan facility for £1.5 million (A$4.2 million) for Chelverton Properties Limited. This was repaid in January 2003.

Lend Lease is guarantor for bank loan facilities for US$11.8 million (A$20.7 million) for Cordia Senior Living in relation to Westmont II, LLC US$1.7million (A$3.0 million), Roseville US$1.0 million (A$1.7 million) and Rosegarden US$9.1 million (A$16.0 million).

Lend Lease is the guarantor of the progressive repayment of a A$33.8 million advance by a financier to SARV Pty Ltd, a partner in a property development project being undertaken by Delfin Lend Lease.

Lend Lease is guarantor of A$10.3 million of a debt facility for the Caroline Springs joint venture.

Lend Lease is guarantor of 50% of a bank loan facility for Olympic Village/Newington for A$65.0 million.

Lend Lease has provided a guarantee to the equity investors in two tax credit funds syndicated by the HCI business. Lend Lease has guaranteed the rate of return on US$65.0 million (A$114.0 million) of equity invested. At this time, no payments are due or expected under the guarantees.

Lend Lease Corporation has given guarantees in support of utilised financing facilities included within the on-balance sheet borrowings of A$938.6 million (June 2002 A$938.6 million) disclosed above, which are held by various controlled entities. These guarantees are issued in respect of entities internal to Lend Lease and do not constitute an additional obligation to that already existing from on-balance sheet borrowings.

19. Provisions

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Dividends (Note 6)		39.1
Employee benefits	83.4	100.7
Construction risks	117.8	108.1
Restructuring	9.2	15.0
Other	26.3	55.4
	236.7	**318.3**
Non Current		
Employee benefits	60.0	52.3
Other	56.8	55.4
	116.8	**107.7**
	353.5	**426.0**

19. Provisions continued

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits are set out below:

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Dividends		
Carrying amounts at the beginning of financial period	39.1	34.5
Adjustment on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	(39.1)	
Provisions made during the financial period:		
Final dividend 2002	39.1	39.1
Interim dividend 2001		38.8
Payments made during the financial period	(39.1)	(73.3)
Carrying amount at the end of financial period	**-**	**39.1**
Construction Risks		
Carrying amounts at the beginning of financial period	108.1	131.9
Provisions raised/(written back) during the financial period	4.4	(4.3)
Payments made during the financial period	(6.0)	(40.3)
Other	8.8	27.7
Effects of exchange rate movements	2.5	(6.9)
Carrying amount at the end of financial period	**117.8**	**108.1**
Restructuring		
Carrying amounts at the beginning of financial period	15.0	58.2
Provisions written back during the financial period		(6.9)
Increase through acquisition of entity		0.5
Payments made during the financial period	(5.8)	(32.2)
Effects of exchange rate movements		(4.6)
Carrying amount at the end of financial period	**9.2**	**15.0**
Other		
Carrying amounts at the beginning of financial period	55.4	46.8
Provisions raised during the financial period	4.9	28.6
Payments made during the financial period	(1.3)	(17.2)
Other	(33.2)	(0.7)
Effects of exchange rate movements	0.5	(2.1)
Carrying amount at the end of financial period	**26.3**	**55.4**
Non Current		
Other		
Carrying amounts at the beginning of financial period	55.4	47.5
Provisions raised during the financial period	4.8	14.1
Payments made during the financial period	(3.4)	
Effects of exchange rate movements/other		(6.2)
Carrying amount at the end of financial period	**56.8**	**55.4**

The construction risks provision of A$117.8 million comprises a maintenance and warranty provision of A$86.2 million (June 2002 A$80.9 million) to cover specific or estimated claims that arise due to defects or legal disputes in relation to recently completed project management projects. Other construction risks provisions of A$31.6 million (June 2002 A$27.2 million) includes provisions raised for risks identified on projects that existed at the date of the Bovis Group acquisition.

Other provisions (current and non current) totalling A$83.1 million comprise of a number of provisions including those in respect of defaults on mortgage loans originated for Fannie Mae A$52.3 million (June 2002 A$48.9 million). The balance in other provisions A$30.8 million (June 2002 A$61.9 million) relates to specific items not otherwise provided for in these Financial Statements.

The Other movements relate to transfers to/from trade debtors, trade creditors and inventories.

20. Other Interest Bearing Liabilities

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Deferred settlement on acquisition – development properties		10.0
Bluewater lease liability	20.3	18.8
Finance lease liability	1.6	1.7
Other	0.9	0.7
	22.8	**31.2**
Non Current		
Bluewater lease liability	272.1	265.3
Finance lease liability	1.1	1.6
Other		0.8
	273.2	**267.7**
	296.0	**298.9**

The deferred settlement on acquisition of development properties at June 2002 related to deferred land payments for Jacksons Landing, Sydney. The liability of A$10.0 million was represented by principal A$6.1 million and interest A$3.9 million at the rate of 10.5% per annum, and was repaid in July 2002 to CSR Limited.

The Bluewater lease liability represents the Bluewater head lease payments which have been capitalised into the Bluewater development costs.

Other items included in other interest bearing liabilities are shown at face value.

21. Other Non Interest Bearing Liabilities

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Current		
Deferred settlement on acquisition – controlled entities	77.5	73.3
Deferred income	19.8	11.0
Other	3.6	0.8
	100.9	**85.1**
Non Current		
Deferred settlement on acquisition – controlled entities		10.1
Mark to market cross currency swap	55.3	55.3
Other	10.8	10.6
	66.1	**76.0**
	167.0	**161.1**

The current deferred settlement on acquisition of controlled entities of A$77.5 million relates mainly to deferred purchase payments for the Boston Financial Group (A$41.0 million) and the AMRESCO business (A$31.3 million). Some portion of the deferred settlement components are contingent on certain outcomes.

The mark to market cross currency swap of A$55.3 million included in non current represents the restated foreign exchange liabilities on the cross currency swap used to hedge the A$500.0 million medium term note due in July 2005.

Other items included in other non interest bearing liabilities are shown at face value.

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
22. Contributed Equity	805.8	797.7

	December 2002 No. of shares m	December 2002 A$m	June 2002 No. of shares m	June 2002 A$m
Ordinary shares issued at beginning of financial period	434.5	797.7	429.6	765.8
Issues during the financial period				
Issues for:				
Dividend reinvestment plan	0.6	6.6	1.0	12.8
Share purchase plan	0.1	1.4	1.4	17.6
Share election plan (SEP) (1)	0.1		0.4	
Other (2)		0.1	0.1	0.5
Allocation to Lend Lease Employee Share Plans			2.0	1.0
Ordinary shares issued at end of financial period	**435.3**	**805.8**	**434.5**	**797.7**

(1) The shares issued under the SEP represent dividends foregone by SEP participants. These shares are issued directly from share capital (rather than repurchased via on-market transactions) with the number of shares issued based upon the share price at the date the dividend payments were foregone.
(2) Other issues relate to issues to non-executive directors (7,899 shares). These shares issued are equal in value to fees which would otherwise be payable to the directors (as approved by shareholders at the 2000 AGM).

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. Ordinary shareholders rank after all creditors in repayment of capital.

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
23. Reserves		
Capital Reserve	104.6	104.6
Foreign Currency Translation Reserve		
Opening balance at beginning of financial period	(53.1)	7.8
Currency fluctuation attributable to translation and hedging of self-sustaining foreign operations	34.4	(60.9)
Closing balance at end of financial period	**(18.7)**	**(53.1)**
Total reserves	**85.9**	**51.5**

Nature and Purpose of Reserves

Capital Reserve
The capital reserve comprises realised capital profits on the disposal of assets which did not attract Capital Gains Tax.

Foreign Currency Translation Reserve
The foreign currency translation reserve records the foreign currency differences net of income tax arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to accounting policy Note 1(u).

24. Retained Profits

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Retained profits at beginning of financial period	2,899.1	2,749.9
Increase/(decrease) in retained profits on initial adoption of:		
Revised AASB 1028 "Employee Benefits"	(1.1)	
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	39.1	
Net (loss)/profit attributable to members of Lend Lease Corporation Limited	(369.4)	226.3
Dividends foregone pursuant to share election plan	0.8	0.8
	2,568.5	**2,977.0**
Dividends paid or provided for	(39.1)	(77.9)
Retained profits at the end of financial period	**2,529.4**	**2,899.1**

25. Outside Equity Interests in Controlled Entities

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Outside equity interests in controlled entities comprise:		
Lend Lease Asset Management (10%)	2.4	2.1
Lend Lease Actus (25%)	(0.6)	2.4
Other	0.5	(0.7)
	2.3	**3.8**
Represented by:		
Interest in retained losses at the end of the financial period	(7.9)	(6.6)
Interest in share capital	10.2	10.4
Total outside equity interest	**2.3**	**3.8**

26. Total Equity Reconciliation

	Note	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Equity at the beginning of financial period		**3,752.1**	**3,667.4**
Movements comprise:			
Movements in contributed equity	22	8.1	31.9
Dividends paid or declared out of ordinary profits		(39.1)	(77.9)
Dividends foregone pursuant to share election plan	24	0.8	0.8
Net (loss)/profit attributable to members of Lend Lease Corporation Limited		(369.4)	226.3
Adjustment to retained profits on initial adoption of:			
Revised AASB 1028 "Employee Benefits"	24	(1.1)	
AASB 1044 "Provisions, Contingent Liabilities & Contingent Assets"	24	39.1	
Other changes in equity			
Movement in Foreign Currency Translation Reserve	23	34.4	(60.9)
Total revenues, expenses and valuation adjustments attributable to members of Lend Lease Corporation Limited		**(327.2)**	**120.2**
Total changes in outside equity interests in controlled entities	25	(1.5)	(35.5)
Total movement in equity for financial period		**(328.7)**	**84.7**
Equity at the end of financial period		**3,423.4**	**3,752.1**

27. Contingent Liabilities

Lend Lease has the following contingent liabilities:

Following the 30 July 1997 Thredbo landslide, a number of commercial claims have been made against Lend Lease and other third parties. There is uncertainty as to whether a future liability will arise in respect of these claims. The ultimate outcome cannot be reliably estimated. The directors are of the opinion, based on legal advice, that no material loss will arise from this exposure.

In addition to these claims, there are a number of legal claims and exposures (other than items, included in Notes 28, 31 and 32) which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount, if any, of any liability which may arise cannot be measured reliably at this time. The Directors' are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any known or anticipated losses.

In certain circumstances Lend Lease Corporation guarantees the due performance of particular Group entities in respect of their obligations. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

The Company provides financial guarantees on bank facilities of certain entities. These are disclosed in Note 18 Borrowings and Financing Arrangements.

The Australian Taxation Office (ATO) has issued an amended assessment for an Australian subsidiary in relation to the year ended 30 June 1996 forward sale and associated Westpac share Warrants issue agreement with County NatWest Securities Australia Limited in relation to 100 million Westpac shares. The amended assessment of A$95.3 million calls for payment of additional company tax of A$40.7 million plus penalties of A$20.3 million and interest of A$34.3 million. The directors are of the opinion that no provision is required at this time and will pursue all necessary avenues of objection and appeal.

The Australian Taxation Office is also continuing an audit of the holding company and certain other Australian subsidiaries within the Lend Lease Group. A number of issues have been raised by the ATO in respect of their audit and discussions are ongoing. The ultimate outcome of the tax audit cannot be reliably estimated at this time.

28. Commitments

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
(a) Operating Leases		
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:		
Land and buildings - self occupied	373.0	292.7
Plant and equipment	47.4	32.7
	420.4	**325.4**
Due within 1 year	98.8	97.5
Due between 1 and 5 years	225.3	192.6
Due later than 5 years	96.3	35.3
	420.4	**325.4**
(b) Capital Expenditure		
At balance date the aggregate amount of capital expenditure contracted but not provided for in the financial statements:		
Due within 1 year	-	-
(c) Controlled Entities		
At balance date the aggregate amount of expenditure contracted but not provided for in the financial statements:		
Due within 1 year		
Rosen Financial Services II	8.7	25.6
Due between 1 and 5 years		
Rosen Financial Services II	21.9	
	30.6	**25.6**

28. Commitments continued

	Note	Consolidated December 2002 A$m	Consolidated June 2002 A$m
(d) Finance Lease Commitments			
At balance date the aggregate amount of finance leases contracted:			
Due within 1 year		1.7	1.9
Due between 1 and 5 years		1.1	1.7
		2.8	3.6
Less: Future lease finance charges		(0.1)	(0.3)
		2.7	3.3
Lease liabilities provided for in the financial statements:			
Current	20	1.6	1.7
Non Current	20	1.1	1.6
		2.7	3.3
(e) Investments			
At balance date capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:			
Due within 1 year			
Lend Lease International Distressed Debt Fund	31(m)	127.9	109.9
Value Enhancement Fund V	31(h)	53.2	13.2
Tactical Office Partnership		17.5	17.5
LLFC Enhanced Yield Debt Fund		16.0	
Multi-Family High Yield Fund		8.7	
Multi-family Investment Funds		8.2	3.0
Mezzanine Debt Co-Investment		6.7	31.1
Lend Lease Overgate Parternship		5.4	
Generali Lend Lease		3.1	3.1
Affordable Housing (Fannie Mae)		3.1	3.8
Lincoln Schools		3.0	
Lend Lease Retail Partnership	31(q)	2.6	2.6
Lend Lease Real Estate Partners I Ltd		1.9	2.7
Lend Lease Global Fund, Luxembourg	31(p)		92.0
CMBS B-Pieces			9.4
Due between 1 and 5 years			
Private Finance Initiatives (PFI's)		29.1	10.5
Multi-Family Investment Funds		11.6	23.7
Multi-Family High Yield Fund		8.8	
Mezzanine Debt Co-Investment		7.0	
Agri Business Farm Credit Program			6.7
		313.8	329.2

(f) Other

The general nature and substance of commitments for superannuation and the Lend Lease Employee Share Plans are unchanged from those reported in the Consolidated Financial Statements of Lend Lease Corporation Limited at 30 June 2002 except for the UK Pension Fund, a defined benefit plan. At 30 August 2002 an actuarial valuation of the fund as at 31 March 2002 was undertaken by Mr R Mulchay, F.I.A. The valuation identified that accrued benefits of £159.9 million exceeded asset value of £131.7 million, resulting in a funding deficit of £28.8 million. Vested benefits of the fund at 31 March 2002 were £145.1 million. Based upon advice of the actuary, the deficit will be funded over the average working life of the current membership, being 12 years, by way of additional contributions to the fund by Lend Lease and employees. Lend Lease is under no legal obligation to make up the deficit shortfall and accordingly no provision has been raised for the deficiency at 31 December 2002.

29. Notes to the Statement of Cash Flows

(a) Reconciliation of (Loss)/Profit attributable to members of Lend Lease Corporation

	Consolidated December 2002 A$m	Consolidated December 2001 A$m	Consolidated June 2002 A$m
Net (loss)/profit attributable to members of Lend Lease Corporation	**(369.4)**	**126.4**	**226.3**
Amortisation and depreciation	76.0	65.6	151.4
Gain on sale of fixed assets and investments	(16.3)	(59.0)	(77.1)
Foreign exchange (gain)/loss and currency hedging costs	(8.1)	1.8	2.5
Equity accounted profit	(22.7)	(22.7)	(34.0)
Net movement in provisions	43.4	37.5	12.4
Write down of REI US businesses	447.4		
Net bad and doubtful debts expense	(6.1)	1.7	(5.5)
Net cash provided by operating activities before changes in assets and liabilities	**144.2**	**151.3**	**276.0**
Decrease in receivables	409.7	144.4	326.8
(Increase)/decrease in inventories	(211.3)	12.7	212.2
Decrease /(increase) in other assets	59.9	12.0	(96.2)
(Decrease)/increase in creditors	(262.5)	(100.1)	74.0
Increase/(decrease) in other liabilities	18.8	(25.9)	(158.3)
Decrease in deferred tax items	19.5	22.4	91.7
Increase/(decrease) in current tax provision	50.6	(8.1)	(91.2)
(Decrease)/increase in other provisions	(33.4)	75.5	(80.1)
(Increase)/decrease in other intangibles	(4.5)		2.5
Net cash provided by operating activities	**191.0**	**284.2**	**557.4**

(b) Supplementary Information

Integrated Property Development receipts and expenditure:

	Consolidated Receipts December 2002 A$m	Consolidated Receipts December 2001 A$m	Consolidated Expenditure December 2002 A$m	Consolidated Expenditure December 2001 A$m
Chapelfield, Norwich	113.0		13.0	3.7
Urban Communities	78.1	16.6	96.5	13.6
St Patricks, Sydney	10.6		6.4	
Hickson Road, Sydney	8.6		8.6	
Jacksons Landing, Sydney	7.7	2.3	3.0	5.2
Mawson Lakes, Adelaide	1.9		2.2	
Olympic Village/Newington, Sydney	0.8	192.2	1.6	43.8
Victoria Harbour/Docklands, Melbourne	0.8		13.7	4.0
Admiralty Industrial Park, Singapore	0.7	11.7	0.2	3.0
Forest Gardens, Cairns	0.1		1.5	
Australia Centre, Sydney			0.1	
Touchwood Court, Solihull		417.3	5.5	339.2
Overgate Centre, Dundee		127.7		7.8
Delcorp Property Trust, Brisbane		11.0		
Golden Grove, Adelaide		3.4		0.5
Darling Park, Sydney		0.1		4.6
Other	7.6	14.5	4.6	27.8
	229.9	**796.8**	**156.9**	**453.2**

29. Notes to the Statement of Cash Flows continued

(b) Supplementary Information continued

Distributions from partnerships A$5.5 million were distributions received from King of Prussia.

Proceeds on sale of investments totalling A$647.5 million mainly comprised:

- A$283.5 million from LLMC Mortgages;
- A$292.2 million from Tax Credit Properties;
- A$42.5 million from North Lakes (Urban Community);
- A$19.9 million from Lend Lease European Mutual Fund;
- A$3.3 million from Boston Financial Group; and
- A$1.7 million from Li Fung Distribution Centre.

Purchases of investments totalling A$642.5 million mainly comprised:

- A$344.9 million for Tax Credit Properties;
- A$148.2 million for LLMC Mortgages;
- A$98.2 million for Lend Lease Global Properties;
- A$19.9 million for Lend Lease SICAV European Real Estate Securities Fund;
- A$6.2 million for LLM Inversiones II;
- A$2.8 million Lend Lease Real Estate Partners;
- A$2.5 million for Value enhancement Fund V; and
- A$1.2 million for LLFC Enhanced Yield Debt Fund.

Net payment of loans to associates/related parties totalling A$45.8 million comprised:

- A$12.2 million repayment from THI;
- A$2.0 million repayment from Lend Lease Equities, S.A. De C.V.;
- A$0.6 million repayment from Ord Minnett;
- A$0.1 million repayment from Australian Water Services;
- A$48.9 million loan to Nowe Centrum (Chelverton);
- A$8.4 million loan to Katsina BV; and
- A$3.4 million loan to Private Finance Initiave.

Proceeds from borrowings of A$633.0 million comprised short term drawdowns under the mortgage loan facility.

Repayments of borrowings of A$633.0 million comprised short term repayments under the mortgage loan facility.

Reference can be made to the 30 June 2002 Consolidated Financial Statements for details of acquisitions during the previous year.

(c) Payments for Controlled Entities

Lend Lease made the following acquisitions during year:

- On 31 July 2002 Lend Lease acquired a further 27.5% interest in Lend Lease Rosen Real Estate Securities, LLC, a real estate investment trust manager and stock advisor for consideration of A$25.6 million. This acquisition increases Lend Lease ownership interest to 77.5%, making it a controlled entity (previously equity accounted);
- In October 2002 Lend Lease acquired 100% of Bovis Lend Lease Telecom Inc. a cellular phone network carrier for consideration of A$12.6 million, as part of Bovis Lend Lease's J Phone project in Japan. The project involves the project management of a nationwide rollout of cellular networks.

(d) Disposals of Controlled Entities

	Consolidated December 2002 A$m	Consolidated June 2002 A$m
Sale of controlled entities comprised:		
Larry Smith, Italy	-	5.7

Reference can be made to the 30 June 2002 Consolidated Financial Statements for details of disposals during the previous year.

30. International Currency Management

Foreign Currency

Foreign Currency Translation

The major foreign currency exchange rates used in the translation of profit and loss (average rate) and assets and liabilities (spot rate) denominated in foreign currency are as follows:

	December 2002		June 2002	
	Average Rate	Spot Rate	Average Rate	Spot Rate
US Dollars	0.555	0.570	0.520	0.570
Pounds Sterling	0.354	0.360	0.360	0.390
Euros	0.561	0.570	0.583	0.590
Singapore Dollars	0.975	0.980	0.943	0.980

Foreign Currency Risk

Lend Lease's policy regarding foreign currency management is to actively manage currency risk so as to minimise any adverse impact of this risk and associated costs on the Lend Lease Group's consolidated result and net asset positions. A Financial Markets Risk Management Committee oversees the management of the Group's foreign currency exposures within the parameters of the currency risk management policy. Speculative trading is not undertaken.

When hedging its position, Lend Lease adopts a strategy using both physical instruments and derivative financial instruments.

In regard to derivative financial instruments Lend Lease:

- Mainly uses forward foreign exchange contracts;
- Only uses these instruments for hedging purposes;
- Does not use these instruments for trading purposes;
- Has a policy which is reviewed by the Lend Lease Corporation Board covering all dealings with counterparties and respective monetary dealing limits;
- Principally deals with counterparties that are large investment grade financial institutions within approved credit limits; and
- Does not have any significant exposure to any individual counterparty.

Exchange gains and losses on forward exchange contracts entered into for hedging net assets and revenue after expenses of foreign operations are accounted for in accordance with Lend Lease's accounting policy for foreign currency (Note 1(u)).

Lend Lease has utilised foreign currency options to manage the Group's foreign exchange exposures. There were no foreign currency options outstanding as at 31 December 2002.

Lend Lease uses forward foreign exchange contracts to hedge a portion of the anticipated excess of revenue less expenses from foreign operations. The hedged portion and applicable hedge rates are in the following ranges:

	Year Ended 30 June 2003		Year Ended 30 June 2004		Year Ended 30 June 2005	
	Future Portion Hedged	Average Rate of Underlying Hedge Contracts	Future Portion Hedged	Average Rate of Underlying Hedge Contracts	Future Portion Hedged	Average Rate of Underlying Contracts
Foreign Operations						
US Dollars	80 – 100%	0.58	50 – 70%	0.51	10 – 30%	0.53
Pounds Sterling	80 – 100%	0.39	50 – 70%	0.36	10 – 30%	0.35

During the period ended 31 December 2002, Lend Lease maintained the following hedged positions in relation to certain net asset foreign currency exposures: the net asset exposure to the US Dollar was hedged to 93%, Pounds Sterling 7%, and Euros 29%.

31. Interest in Major Business Undertakings, Projects and Investments

	Note	Contribution to Operating Profit/(Loss) After Tax December 2002 A$m	December 2001 A$m	Book Value December 2002 A$m	June 2002 A$m
Australia and Pacific					
(a) Australian Prime Property Fund (APPF)	11	1.1	1.2	49.0	48.8
(b) Darling Park Stage III Joint Venture, Sydney	9	(0.1)	(1.5)	15.0	15.0
(c) Urban Communities, Australia	8,9,10	23.3	7.6	194.4	196.5
(d) Victoria Harbour/Docklands, Melbourne	9	(0.3)		24.0	11.5
(e) IBM Global Services Australia Limited	11	3.7	8.5	42.8	42.8
(f) Jacksons Landing, Sydney (Pyrmont Trust)	8,10	3.1	1.8	87.8	86.0
(g) Olympic Village/Newington, Sydney (Mirvac Lend Lease Village Consortium)	10	4.1	14.6	12.0	8.0
North America					
(h) Value Enhancement Fund III, IV and V	11	3.2	2.0	77.8	81.7
(i) Yarmouth Capital Partners Limited Partnership II	11	(5.1)	1.2	59.5	83.4
(j) LLM Inversiones I and II S.A. de C.V. (Mexican Distressed Loans)	10	0.6	1.3	16.3	15.1
(k) King of Prussia	11	7.8	6.9	237.2	232.3
Asia					
(l) Asia Pacific Investment Company (APIC)	11			87.7	87.7
(m) Lend Lease International Distressed Debt Fund	11	(4.6)	2.0	38.8	65.5
Europe					
(n) Bluewater, Kent	9	18.2	16.5	626.8	578.5
(o) Chapelfield, Norwich	9			104.4	76.0
(p) Lend Lease Global Fund, Luxembourg	11			175.4	83.4
(q) Lend Lease Retail Partnership	11	1.3	0.8	66.8	61.5
(r) Overgate, Dundee	8,9,11	2.1	3.7	110.0	99.7
(s) Touchwood, Solihull	8	2.8	19.8	7.0	12.1
(t) Tres Aguas (Paseo Commercial Carlos III), Madrid	8,10	1.1	(0.1)	25.1	24.9

Australia and Pacific

(a) Australian Prime Property Fund (APPF)
The investment in APPF mainly relates to a one sixth interest in Greensborough Plaza Shopping Centre in Victoria.

(b) Darling Park Stage III Joint Venture, Sydney
Lend Lease has a 60% interest in Darling Park Stage III Joint Venture, which is currently vacant land in Sydney Central Business District that may be developed at a later date depending upon market conditions.

(c) Urban Communities, Australia
Urban communities are masterplanned residential developments across Australia that are developed in stages over a number of years. Lend Lease's Urban Communities business is currently comprised of 21 projects in a geographically diverse portfolio.

31. Interest in Major Business Undertakings, Projects and Investments continued

Australia and Pacific continued

(c) Urban Communities, Australia continued

Significant Projects	Total Lots	% Settled	Joint Venture Partners
Caroline Springs Joint Venture, Melbourne	7,538	40%	Melton East Landowners Trust (50%)
Forest Gardens Residential Land Development, Cairns	1,600	40%	Daikyo Group (50%)
Golden Grove Development, Adelaide	10,000	100%	Land Management Corp. (50%)
Mawson Lakes Economic Development Project, Adelaide	3,458	32%	Land Management Corp. (50%)
Wattle Grove Development, Sydney	3,300	98%	Defence Housing Authority (50%)
Forest Lake, Brisbane	7,694	81%	
Varsity Lakes, Gold Coast	2,810	48%	
Craigieburn Garden Village, Melbourne	3,196	33%	
Springfield Lakes, Brisbane	4,180	12%	

Other

In addition to the Urban Communities projects Lend Lease holds a 50% interest in Retirement by Design, a retirement communities business operating in Sydney, Melbourne and Brisbane.

(d) Victoria Harbour/Docklands, Melbourne

The Victoria Harbour project comprises the right to develop a 30 hectare site, within the Docklands precinct, adjoining Melbourne's CBD. There is 3.5 kilometres of waterfront and an expected population of approximately 15,000 residents working or living in the precinct.

Construction of 56,000 square metre campus-style office building for the National Australia Bank is expected to be completed by June 2004.

Lend Lease is providing development, design, construction and project finance services. General Property Trust will own and operate the asset.

The market release for the first residential tower, Dock 5, commenced in December 2002.

The project is of a staged nature that can be contracted or expanded in line with market conditions.

(e) IBM Global Services Australia Limited (IBMGSA)

The principal activities of IBMGSA are the provision of information technology services to private and public sectors in Australia and New Zealand. Lend Lease has a 23% investment interest in IBMGSA which has not changed during the period.

Lend Lease has guaranteed in proportion to its ownership any monetary liability related to the performance of IBMGSA arising under IT outsourcing contracts with Health Insurance Commission, Medibank Private, Westpac and Department of Health.

During the period Lend Lease received royalty payments of A$5.3 million (December 2001 A$6.3 million) in respect of its investment. No dividend was received (December 2001 A$4.1 million).

(f) Jacksons Landing, Sydney (Pyrmont Trust)

Jacksons Landing is a joint venture between Lend Lease (50%), Kerry Properties (25%) and the Singapore Government Investment Corporation (25%). It is a development project that is predominantly residential and will consist of approximately 1,341 units at project completion in 2007. The staged masterplanned community has 700 metres of water frontage onto Sydney Harbour and is less than one kilometre from the Sydney CBD.

31. Interest in Major Business Undertakings, Projects and Investments continued

Australia and Pacific continued

(f) Jacksons Landing, Sydney (Pyrmont Trust) continued

The development consists of residential and commercial components:

Residential

Precinct	Construction Status	No. units released	No. sold at 31 December 2002	% Sold
Regatta Wharf A	Complete	144	144	100%
The Elizabeth	Complete	44	44	100%
The Rum Store	Complete	13	13	100%
The Terraces	Complete	62	62	100%
Fleetview	Complete	150	150	100%
McCafferys	Complete	158	143	91%
Reflections	Complete	78	77	99%
The Distillery	Commenced September 2002	95	65	68%
The Quarry	Commenced Jan 2003	89	25	28%
Jones St Terraces	Commenced Jan 2003	12	12	100%
Total		**845**	**735**	**87%**

206 units were released during the period, with sales of 119 units achieved. Of the completed precincts all but 16 units released had been sold as at 31 December 2002.

Commercial

The current approved masterplan for the project incorporates approximately 30,000 square metres of commercial usage. The first commercial precinct, known as 'The Glassworks', consists of one building of 12,950m^2 and was completed and sold in the year ended 30 June 2001.

The St Hilliers Group purchased the 1,200 square metre Tablet House in its current dilapidated condition in December 2002. St Hilliers have advised that they intend to refurbish the building for use as their own company offices.

The balance of the commercial space will be developed in the future, subject to market demand.

(g) Olympic Village/Newington, Sydney (Mirvac Lend Lease Village Consortium)

Lend Lease holds an interest in the Mirvac Lend Lease Village Consortium, an unincorporated partnership with Mirvac. The consortium is developing a new suburb at Homebush Bay in Sydney (Newington), which will be one of the world's largest solar powered neighbourhoods. The development includes the Olympic Village which housed approximately 15,000 athletes who participated in the 2000 Olympic Games. With the games completed, the athletes' village has been incorporated into the new suburb. The development is divided into four precincts, with each precinct being subject to different equity interests. In aggregate Lend Lease is the majority partner with approximately 60% interest.

Precinct/Stage	Nature of Development	Lend Lease Interest
Precinct/Stage 1	Residential (Post Games)	50%
Precinct/Stage 2	Olympic Village/Residential	67%
Precinct/Stage 3	Residential (Pre Games)	50%
Precinct/Stage 4/5	Commercial/Retail	100%

At 31 December 2002 Lend Lease's investment in Olympic Village/Newington amounted to A$12.0 million (June 2002 A$8.0 million). The following table summarises the project sales performance:

Residential

Precinct/Stage	No. of Dwellings Launched (1)	No. Sold at 31 December 2002	Percentage Sold
1	115	90	78%
2	865	865	100%
3	396	388	98%
Total	**1,376**	**1,343**	**98%**

(1) Refers to the number of dwellings available to the public for purchase.

31. Interest in Major Business Undertakings, Projects and Investments continued

Australia and Pacific continued

(g) Olympic Village/Newington, Sydney (Mirvac Lend Lease Village Consortium) continued
The Olympic Village (Stage 2) was handed over to SOCOG on 16 June 2000. Marketing of the Stage 2 dwellings commenced in March 1999 based on guaranteed leaseback arrangements. The unconditional performance guarantee of A$450.0 million provided by Lend Lease to the Sydney Olympics Authority in relation to the provision of accommodation for the Games in September 2000 has been reduced to A$50.0 million following the June 2000 handover of the accommodation.

This guarantee will be released on 16 April 2006 once all conditions under the Project Delivery Agreement with the Olympic Coordination Authority (which includes statutory reporting obligations and land improvement program) have been met. The Olympic Village was handed back by SOCOG in November 2000 and retrofit construction works have been completed. Sales remain on budget.

Commercial: Precinct/Stage 4/5
All retail and commercial sites were sold at 30 June 2002.

North America

(h) Value Enhancement Fund (VEF) III, IV and V
VEF III is a real estate investment fund set up in June 1998 to invest in mortgage investments and other real estate related assets. The net investment decrease during the period reflects US$3.8 million (A$6.6 million) of the interest sold down by Lend Lease, with US$1.6 million (A$2.8 million) being received in investment income. Lend Lease has a 3.3% interest in VEF III of US$11.2 million (A$19.7 million). Lend Lease provided asset management and transactional services to VEF III during the period and received fees of US$1.4 million (A$2.5 million).

VEF IV, established in November 1999, is a real estate opportunity fund for institutional investors for enhanced returns, designed to take advantage of inefficiencies in the real estate cycle. Lend Lease has a 5% interest (US$12.7 million; A$22.2 million) in the fund at 31 December 2002. The investment decreased by US$2.3 million (A$4.0 million) reflecting Lend Lease's share of partnership losses. Lend Lease provided asset management and transactional services to VEF IV during the period and received fees of US$1.7 million (A$3.0 million).

VEF V, established in June 2001 is a real estate opportunity fund for institutional investors for enhanced returns, designed to take advantage of inefficiencies in the real estate cycle. Currently Lend Lease has a 16.2% interest (US$20.5 million; A$35.9 million) in the fund which will be reduced to 15% as more investors enter into the fund.

(i) Yarmouth Capital Partners Limited Partnership II (YCPII)
This represents a co-investment in Yarmouth Capital Partner LP II (22.2% interest), YCP Cheyenne (3.9% interest) and YCP II Operator (10% interest). The principal activity of YCP LP II is investing in real estate. YCP II Operator is a hotel operator for various hotels in the Value Enhanced Funds series of portfolios, YCP I and YCP II as well as hotels in the Los Angeles County Employee Retirement Association (LACERA) portfolio. Lend Lease provided transactional and advisory services to YCPII receiving a fee of US$1.0 million (A$1.8 million) to December 2002 (December 2001 US$1.2 million; A$2.1 million). During the period losses of A$15.2 million were recorded to reflect recent under performance and write-downs of hotel assets held by the fund.

(j) LLM Inversiones I and II S.A. de C.V. (Mexican Distressed Loans)
Lend Lease has a 32.3% interest in LLM Inversiones I S.A. de C.V., a Mexican company involved in the business of acquiring and working out non-performing mortgage loan assets. Lend Lease entered into the investment on 30 March 2001.

Lend Lease has a 50% interest in LLM Inversiones II S.A. de C.V., a Mexican company involved in the business of requiring and working out non-performing mortgage loan assets. Lend Lease entered into the investment in December 2002.

(k) King of Prussia
Lend Lease has a 50% interest in the King of Prussia Associates which owns and operates the King of Prussia shopping complex in Pennsylvania, USA.

Lend Lease's investment in the partnership is recorded at an amount equivalent to its partnership contributions and share of accumulated earnings. This is supported by an independent valuation. The increase since 30 June 2002 is a result of Lend Lease's undistributed share of accumulated earnings for the financial period.

Asia

(l) Asia Pacific Investment Company (APIC)
Lend Lease holds an 18% interest in APIC which was established as an investment fund to enable institutional investors to invest in Asian property opportunities. Lend Lease is a sponsor investor of APIC and acts as investment adviser to the fund. Lend Lease's investment at 31 December 2002 is its maximum commitment in APIC I (A$34.9 million) and APIC II (A$52.8 million).

(m) Lend Lease International Distressed Debt Fund (IDDF)
The Lend Lease International Distressed Debt Fund invests in loans secured by real estate as well as commercial and industrial loans. The fund is targeted at institutional investors and high net worth individuals that will invest in distressed debts. It focuses initially on the Asian markets, particularly in Japan, Korea and Thailand.

The decrease in carrying value since 30 June 2002 primarily represents a capital return of A$16.4 million plus Lend Lease's share of losses of A$9.3 million.

31. Interest in Major Business Undertakings, Projects and Investments continued

Europe

(n) Bluewater, Kent

Bluewater is a major out of town retail and leisure destination located in north-west Kent in the United Kingdom. The development was completed and opened on schedule on 16 March 1999. Bluewater includes 153,000 square metres of retail and leisure space, with three principal anchor stores, John Lewis, Marks & Spencer and House of Fraser, and a cinema complex which opened in June 1999. Lend Lease is the manager of Bluewater and currently holds a 30% interest in the centre. Since opening, Bluewater's trading performance has been in line with forecast. The centre was 100% let at 30 June 2002.

Lend Lease's Remaining 30% Interest

Lend Lease is required under the terms of the head lease to retain a 30% interest in order to service the head lease payments. Lend Lease has a call option on the head lease which can be exercised in the years 2005, 2009 and 2011.

Prudential has an option to acquire a further 15% interest in Bluewater, should Lend Lease exercise one of its call options. Prudential's option is at a pre-agreed price formula, which essentially relates to the net operating income (NOI) at the time and an agreed capitalisation rate of between 7.25% and 7.75%. The value will be largely dependent upon rental growth achieved at Bluewater's first major rent review in 2004.

The remaining 15% interest (or 30% if Prudential chooses not to exercise its option) can be sold at market value if Lend Lease exercises one of its call options. The price of the remaining interest will be dependent upon a number of factors including:

- The timing and means of disposition;
- State of UK retail market at time of disposition;
- Investor demand for retail property assets like Bluewater;
- Trading performance of the Centre; and
- Rental growth.

Lend Lease's ultimate profitability from Bluewater is also dependent on the above factors and the amount of profit share payable to BCI.

Valuation

The whole Centre has been valued by Paul Wolfenden FRICS, a Director of DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £1,421.0 million (A$3,947.2 million) (June 2002 £1,339.0 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to rental and capital values and market circumstances as at 31 December 2002.

Full details of Bluewater are disclosed in the 30 June 2001 Consolidated Financial Report. There were no significant changes to 31 December 2002. The increase in carrying value since 30 June 2002 reflects foreign currency translation movements (A$48.3 million).

(o) Chapelfield, Norwich

In June 1999, Lend Lease purchased a site in the centre of Norwich, located in East Anglia, England. The carrying value of A$104.4 million includes the purchase price for the main site of £16.5 million (A$45.8 million) plus development costs capitalised to date.

Pre-lettings have been secured and at 31 December 2002 House of Fraser has been signed as anchor and five large retailers and a major catering unit have been contracted.

The centre was forward-sold to Capital Shopping Centres plc (CSC) on 14 May 2002.

Construction of the centre commenced during the period, with practical completion scheduled for September 2005. CSC will work with Lend Lease through the development phase, providing asset and centre management. Lend Lease is responsible for design, construction, development and letting of Chapelfield.

Under the terms of agreement, CSC have contributed £40.0 million (A$111.1 million) on the commencement of the development. A second payment will be made following practical completion, subject to the centre being 70% let (by area and value). Thereafter, further payments will be made by reference to subsequent lettings achieved. The total payment will not exceed a maximum of £295.0 million.

(p) Lend Lease Global Fund, Luxembourg (Global Fund)

Lend Lease Global Properties, SICAF (Global Fund) is the flagship global investment fund of Lend Lease Real Estate Investments established in May 1999. Lend Lease Asia Properties SICAF (Asia Properties) is a sister fund investing only in the Asian region. The Global Fund and Asia Properties are Luxembourg based real estate opportunity funds that invest in real estate properties.

These funds have approximately US$1,500.0 million to invest (combination of debt and US$590.0 million in equity commitments). At 31 December 2002, Lend Lease had invested its full commitment of US$100.0 million (A$175.4 million). At 31 December 2002, the Lend Lease Global Fund had assets under management of US$1,500.0 million (A$2,631.5 million).

(q) Lend Lease Retail Partnership (Retail Partnership)

The Retail Partnership is a Limited Partnership which was launched in February 1999 with £25.0 million (A$64.1 million) committed by Lend Lease and a further £395.0 million (A$1,012.8 million) committed by 10 major investors (mainly UK institutions). In March 1999 the total subscriptions increased to £505.0 million (A$1,383.6 million) with commitments received from an additional nine investors. Lend Lease is the manager of the Retail Partnership which is regulated under the UK Financial Services Act.

31. Interest in Major Business Undertakings, Projects and Investments continued

Europe continued

(q) Lend Lease Retail Partnership (Retail Partnership) continued

The Retail Partnership acquired a 25% interest in Bluewater for £280.0 million based on an independent valuation. The Retail Partnership also acquired the land interest in Solihull (in the West Midlands of the United Kingdom) for £17.5 million and entered into an agreement to acquire on completion a 100% interest in the Touchwood shopping centre, based on a pre-determined pricing formula.

The centre opened on schedule in September 2001 and the sale completed for £144.6 million (A$406.2 million). Following the achievement of additional leasing targets, a further sale was made to the Retail Partnership under the terms of the development services agreement at a value of £28.4 million (A$78.9 million).

(r) Overgate, Dundee (Overgate)
Overgate is a 420,000 sq. ft shopping centre in Dundee, the fourth largest city in Scotland.

The Centre which opened in March 2000 is anchored by a Debenhams department store and at 31 December 2002 98% of the total area was let (97% by value).

The Lend Lease Overgate Partnership (LLOP) was established in June 1999, with Lend Lease as both limited partner and general partner. LLOP owns the long leasehold and freehold interest in the Centre and entered into a development agreement with Lend Lease to complete and lease the Centre. In June 2000 an approximate 70% interest in LLOP was sold to investors for £95.0 million (A$260.3 million). The sale, including the final amount payable, was subject to achieving minimum leasing targets on the remaining space. These targets were met in September 2001.

The Overgate investment income for the period to December 2002 included income directly from Lend Lease's interest in the Centre. Lend Lease received 100% of Overgate's net operating income up to the point at which forward sale pre conditions relating to lease targets had been met. From 28 September 2001, the investors in the Lend Lease Overgate Partnership received 100% of the net operating income (Lend Lease's share being 30.7%).

The centre was valued by DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London at £128.8 million (A$357.8 million) at December 2002. This valuation is £2.9 million (A$8.1 million) above the June 2002 valuation (£125.9 million) and thus has in part offset the provision against the carrying value of the Centre.

(s) Touchwood, Solihull (Touchwood)
Touchwood is a regional shopping centre with approximately 650,000 sq. ft of retail and leisure space in Solihull, situated in the West Midlands area of the UK. Touchwood is anchored by the John Lewis Partnership with a 250,000 sq. ft department store and opened on schedule on 5 September 2001.

Lend Lease was responsible for the design and construction of the Centre and remains responsible for the leasing of the Centre from which it earns a development fee. The amount of the development fee is calculated by reference to the level of rentals achieved and an agreed capitalisation rate of 6.25% for base rents and 7.25% for turnover rents. As at 31 December 2002, 99% (by value) of the centre had been let (June 2002 98%) and therefore 99% of the potential development fees had been received from Lend Lease Retail Partnership.

Touchwood has been valued by DTZ Debenham Tie Leung Limited, Chartered Surveyors and International Property Advisors, London, at £213.0 million (A$591.7 million) (June 2002 £208.0 million; A$533.3 million). The valuation was carried out in accordance with UK valuation standards as set out in the RICS Appraisal & Valuation Manual, having regard to rental and capital values and market circumstances as at 31 December 2002 based on the agreed capitalisation rates of 6.25% and 7.5% for base rents and turnover rents respectively.

(t) Tres Aguas (Paseo Commercial Carlos III), Madrid
Lend Lease holds a 50% interest in Tres Aguas which, is a joint venture established in September 1999 to develop a regional retail centre in Madrid, Spain.

The Centre opened in September 2002. At 31 December 2002, 92% of the space was let.

The Centre is being marketed for sale and interest has been received from a number of parties. If possible, the sale of the investment will be completed in the second half of the financial year.

Notes to the Consolidated Financial Statements

32. Associates

	Balance Date	Interest December 2002 %	Interest June 2002 %	Share of Associates' Profit/(Loss) After Tax [1] December 2002 A$m	Share of Associates' Profit/(Loss) After Tax [1] December 2001 A$m	Book Value December 2002 A$m	Book Value June 2002 A$m
Project and Construction Management							
Bonafacio Construction Management[3]	30 Jun		40.0%		0.1		0.2
Catalyst Healthcare (Calderdale) plc	31 Mar	19.9%	19.9%		0.3		
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	(0.6)	(0.3)	(0.9)	(0.3)
Exchequer Partnership	31 Mar	42.5%	42.5%			0.6	0.5
Other Associates [5]					(0.1)		
				(0.6)	**-**	**(0.3)**	**0.4**
Integrated Property Development							
Tuas View Development Pte Ltd [2]	31 Mar	35.0%	35.0%				
Tres Aguas (Paseo Commercial Carlos III), Madrid	31 Dec	50.0%	49.3%	1.1	(0.1)	18.6	18.6
Retirement by Design Pty Ltd	30 Jun	50.0%	50.0%	1.0	1.4	22.3	21.3
Forest Gardens Residential Land Development	30 Jun	50.0%	50.0%	(0.1)		8.0	6.6
Golden Grove Development	30 Jun	50.0%	50.0%	0.8	0.4		
Forest Lake Village Pty Ltd	30 Jun	50.0%	50.0%				
Wattle Grove Development	30 Jun	50.0%	50.0%	(2.3)	1.3	2.0	4.1
Delcorp Property Trust	30 Jun	50.0%	50.0%		1.6	1.7	1.7
Jacobs Lend Lease (Asia)	30 Jun	50.0%	50.0%	0.7	1.1	1.1	2.1
				1.2	**5.7**	**53.7**	**54.4**
Real Estate Investments – Equity							
DPT Operator	30 Jun	50.0%	50.0%	0.6	0.7	4.9	4.2
Generali Lend Lease	30 Jun	49.5%	49.5%	0.5	(0.2)	2.0	1.3
Kiwi Property Group	31 Mar	50.0%	50.0%	0.2	0.9	0.9	0.9
Lend Lease Porto Retail (Arrábida Shopping Centre) [4]	31 Dec				3.8		
Lend Lease Rosen Real Estate Securities, LLC [6]	31 Dec		50.0%	0.5	2.8		7.1
Other [5]						0.3	0.5
				1.8	**8.0**	**8.1**	**14.0**
Real Estate Investments – Debt							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	0.6	1.3	10.0	15.1
LLM Inversiones II S.A. de C.V.	30 Jun	50.0%				6.3	
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	1.8	1.8	0.8	0.7
Lend Lease Mexico	30 Jun	50.0%	50.0%	6.8	0.9	0.8	7.1
Other [5]						0.6	0.6
				9.2	**4.0**	**18.5**	**23.5**
Capital Services							
Chelverton Properties Limited [3]	31 Mar		50.0%				14.1
THI plc [2]	31 Dec	14.3%	14.3%				
Other [5]							2.9
				-	**-**	**-**	**17.0**
Less: Provision for diminution						(0.5)	(17.5)
Total				**11.6**	**17.7**	**79.5**	**91.8**

(1) Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
(2) Equity accounted to nil.
(3) Sold during the financial period.
(4) Sold during the year to June 2002.
(5) Other Associates relate to associates whose size and impact on the results for the year are not significant, separately or in aggregate and therefore no further disclosures have been made.
(6) Lend Lease's interest was increased to 77.5% during the period. Given that this investment is now a subsidiary it has been consolidated at December 2002.

Notes to the Consolidated Financial Statements

32. Associates continued

	December 2002 A$m	June 2002 A$m
Results of Associates		
Share of associates' ordinary profit before income tax	15.0	30.8
Share of associates' income tax expense attributable to ordinary profit	(1.3)	(1.7)
Share of associates' net profit – as disclosed by associates	**13.7**	**29.1**
Adjustment arising from equity accounting:		
Amortisation of goodwill and management agreements		(0.4)
Borrowing costs capitalised		1.5
Amortisation of fair value adjustments	(2.1)	
Other		(0.4)
Share of associates' net profit – equity accounted	**11.6**	**29.8**
Share of Post Acquisition Retained Profits and Reserves Attributable to Associates		
Retained Profits		
Share of associates' retained profits at the beginning of financial period	0.3	0.3
Share of net profit of associates	11.6	29.8
Effect of exchange rate movements	(0.4)	(1.5)
Dividends from associates	(22.9)	(26.5)
Disposal of associates	(6.7)	(1.8)
Share of associates' retained profits at end of financial period	**(18.1)**	**0.3**
Movements in Carrying Amounts of Investments		
Carrying amount of investments in associates at the beginning of financial period	91.8	76.1
Acquisition through entity acquired during the financial period		41.3
Investment in associates acquired during the financial period	8.2	8.4
Share of associates' net profit	11.6	29.8
Dividends received from associates	(22.9)	(26.5)
Other non profit distributions from associates	(0.4)	(12.1)
Disposal of associates	(0.2)	(23.0)
Other adjustments [1]	(8.6)	(2.2)
Carrying amount of investments in associates at end of financial period	**79.5**	**91.8**
Commitments		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable:		
Due within 1 year	98.1	54.4
Due between 1 and 5 years	40.8	54.6
	138.9	**109.0**
Contingent Liabilities		
Share of associates' contingent liabilities	-	-
Summary of Financial Position of Associates		
Current assets	282.6	283.6
Non current assets	437.5	388.7
Total assets	**720.1**	**672.3**
Current liabilities	125.8	153.1
Non current liabilities	514.8	433.0
Total liabilities	**640.6**	**586.1**
Net assets – as reported by associates	79.5	86.2
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)		5.6
Net assets – equity adjusted	**79.5**	**91.8**

(1) Includes exchange rate movement.

33. Joint Ventures

	Balance Date	Interest December 2002 %	Interest June 2002 %	Share of Profit/(Loss) After Tax December 2002 A$m	Share of Profit/(Loss) After Tax December 2001 A$m	Book Value December 2002 A$m	Book Value June 2002 A$m
Joint Venture Entities							
Project and Construction Management							
Bovis Projects (Kuwait)	31 Dec	60%	60%	0.7	0.2	0.7	0.3
Jacobs Lend Lease, Ireland	30 Sep	50%	50%	0.9	0.7	(0.7)	2.0
				1.6	**0.9**	**-**	**2.3**
Integrated Property Development							
Fox Studios Retail and Entertainment Precinct	30 June	50%	50%	0.1	(1.3)	3.8	4.7
Mawson Lakes Economic Development Project	31 Dec	50%	50%	1.5	0.7	7.2	6.6
North Lakes Development Joint Venture	30 June		50%		0.2		24.5
Pyrmont Trust	30 June	50%	50%	2.7	2.6	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 June	50%	50%	4.0	0.7	12.0	8.0
Caroline Springs Joint Venture	30 June	50%	50%	1.2	1.4	13.5	12.9
Other Joint Ventures [(1)]							2.0
				9.5	**4.3**	**49.8**	**72.0**
Total				**11.1**	**5.2**	**49.8**	**74.3**

(1) Other Joint Ventures include MVIC Finance 2, Aena and Cotas. Their size and impact on the results for the year in Joint Ventures as listed are not significant, separately or in aggregate and therefore no further disclosures have been made.

	December 2002 A$m	June 2002 A$m
Statement of Financial Position		
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	114.0	140.7
Non current assets	75.0	138.3
Total assets	**189.0**	**279.0**
Current liabilities	50.4	54.9
Non current liabilities	97.1	162.8
Total liabilities	**147.5**	**217.7**
Other adjustments	**8.3**	**13.0**
Share of net assets – equity adjusted	**49.8**	**74.3**
Lend Lease's Share of the Results of Joint Venture Entities		
Revenue	202.0	125.3
Expenses	(190.7)	(120.7)
Profit before tax	**11.3**	**4.6**
Income tax expense	(0.2)	(0.4)
Net profit after tax	**11.1**	**4.2**
Share of Post-Acquisition Retained Profits Attributable to Joint Venture Entities		
Share of joint venture entities' retained losses at beginning of financial period	(45.5)	(15.3)
Acquisition through entity acquired during financial period		1.7
Transfer from joint venture operations to entities		1.5
Share of joint venture entities' net profit	11.1	4.2
Drawings from partnerships	(12.1)	(37.6)
Share of joint venture entities' retained losses at end of financial period	**(46.5)**	**(45.5)**

33. Joint Ventures continued

	December 2002 A$m	June 2002 A$m
Movements in Carrying Amount of Joint Venture Entities		
Carrying amount at the beginning of financial period	74.3	37.2
Increase through entity acquired during financial period		8.9
Transfer from joint venture operations to entities		14.9
Contributions to the joint venture entities	2.0	28.3
Share of joint venture entities' profit	11.1	4.2
Drawings from the joint venture entities	(12.1)	(37.6)
Other non-profit distributions from joint ventures	(1.5)	(4.2)
Other adjustments to carrying value	0.3	22.6
Disposal of investments	(24.3)	
Carrying amount at end of financial period	**49.8**	**74.3**

Refer to Notes 27 and 28 for details of contingent liabilities and commitments.

	Interest		Share of Profit After Tax		Book Value	
	December 2002 %	June 2002 %	December 2002 A$m	December 2001 A$m	December 2002 A$m	June 2002 A$m
Joint Venture Operations						
Integrated Property Development						
Darling Park Stage III Joint Venture	60%	60%			14.9	14.3
Other				0.2		
Capital Services						
Manukau Wastewater Services (NZ)	20%	20%	0.6	2.7	10.4	8.7
Seaview Project Limited	50%	50%		1.1	2.5	2.9
			0.6	**4.0**	**27.8**	**25.9**

	December 2002 A$m	June 2002 A$m
Included in the assets and liabilities within these consolidated financial statements are the following items which represent Lend Lease's interest in the assets and liabilities employed in joint venture operations:		
Cash	6.2	7.9
Receivables	6.6	8.9
Inventories – Properties held for resale	26.8	22.4
Property, plant and equipment	0.2	0.5
Total assets	**39.8**	**39.7**
Provision for diminution – Darling Park Stage III	11.8	11.8
Accounts payable and borrowings	0.2	2.0
Total liabilities	**12.0**	**13.8**
Net assets	**27.8**	**25.9**

	Interest Held %	Date Acquired	Consideration Paid A$m	Contribution to Consolidated Profit/(Loss) After Tax [1] A$m
34. Controlled Entities				
December 2002				
Acquisitions				
Project and Construction Management				
International				
Bovis Lend Lease Telecom, Inc	100%	Oct 02	12.6	
Real Estate Investments				
International				
Lend Lease Rosen Real Estate Securities, LLC	77.5% [2]	31 Jul 02	25.6	0.8

There were no disposals of material controlled entities of the Group during the financial period.

	Interest Held %	Date Acquired/ Disposed	Consideration Paid/Received A$m	Contribution to Consolidated Profit/(Loss) After Tax [1] A$m
December 2001				
Acquisitions				
Integrated Development Businesses				
Australia				
Delfin Group	100%	10 Aug 01	173.9	12.6
Disposals				
Real Estate Investments				
Australia				
Bricwell Pty Limited [3]	100%	11 Sept 01		
International				
Larry Smith & Associates SRL	100%	1 Jul 01	5.7	(0.2)

(1) Excludes any intercompany transactions for the period.
(2) Lend Lease (US) Inc acquired an additional 27.5% interest (50% in June 2002) in Rosen Real Estate Securities, LLC making it a controlled entity, not an equity accounted investment. The acquisition details relate only to this additional interest.
(3) Deregistered/Dissolved during the period.

35. Related Party Information

The general nature and substance of related party transactions is unchanged from those reported in the Consolidated Financial Statements of Lend Lease as at 30 June 2002.

36. Events Subsequent to Balance Date

As announced on 23 January 2003, Lend Lease has reassessed the carrying value of its REI US businesses as a result of reduced medium term earnings expectations and will raise a total charge in the order of US$300 million (A$526.3 million) after tax.

US$275.0 million (A$482.5 million) of the above charge has been brought to account in the financial statements for the half year ending 31 December 2002. This change represents the write-down of goodwill US$113.5 million (A$199.1 million), management agreements US$127.5 million (A$223.7 million), IT systems US$14.0 million (A$24.6 million) and write-back of future income tax benefits relating to operating losses of US$20.0 million (A$35.1 million). The remaining US$25.0 million (A$43.8 million) represents the anticipated restructure costs and other provisions to be recognised in future periods.

Since 31 December payments totalling A$95.3 million have been made to the Australian Taxation Office relating to the amended assessment of income issued in relation to the June 1996 forward sale and associated Westpac Share Warrants Issue Agreement with County Natwest Securities Australia Limited in relation to 100 million Westpac shares (refer Note 27 Contingent Liabilities). The financial effect of these payments were not brought to account in the financial statements for the half year ended 31 December 2002.

Directors' Declaration

In the opinion of the directors of Lend Lease Corporation Limited:

1. The Financial Statements and notes set out on pages 1 to 47 are in accordance with the Corporations Act 2001, including:
   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date; and
   (b) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001;
2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Sydney, 20 February 2003.

Signed in accordance with a resolution of directors:

J K Conway
Chairman

G A Clarke
Managing Director

KPMG

Independent review report to the members of Lend Lease Corporation Limited

Scope

We have reviewed the financial report of Lend Lease Corporation Limited ("the Company") for the half-year ended 31 December 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 36 and the directors' declaration set out on pages 1 to 48. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investment Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Lend Lease Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

G R Wilson
Partner

Sydney
20 February 2003

Lend Lease
CORPORATION

20 February 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirty-six (36) pages

Dear Sir

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT

LEND LEASE ON TRACK DESPITE WRITE-DOWN AND TIGHTENING CONDITIONS

A$113.1 Million Operating Profit After Tax
(A$369.4 Million Loss After Tax Following US REI Write-Down)

Lend Lease Corporation Limited ("Lend Lease") today announced its results for the six month period to 31 December 2002.

A copy of the ASX and media announcement and Half Yearly Report (Appendix 4B) is attached.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

STOCK EXCHANGE AND MEDIA ANNOUNCEMENT **20 FEBRUARY 2003**

LEND LEASE ON TRACK DESPITE WRITE-DOWN AND TIGHTENING CONDITIONS

A$113.1 Million Operating Profit After Tax
(A$369.4 Million Loss After Tax Following US REI Write-Down)

Lend Lease Corporation Limited ("Lend Lease") announces an operating profit of A$113.1 million after tax for the six month period to 31 December 2002 compared to A$126.4 million after tax for the six months to 31 December 2001.

Following the announcement in January of an intended A$526 million after tax write-down of the US Real Estate Investments (US REI) businesses, the Group has recorded a loss after tax of A$369.4 million for the December 2002 half year. Of the total US REI write-down announced in January, A$482.5 million after tax was recorded for the December 2002 period. The remaining A$43.8 million after tax in respect of restructuring costs will be booked at June 2003.

The Lend Lease Board of Directors announced an interim dividend of 10 cents per share fully franked to be paid on 19 March 2003, an 11% increase from the September 2002 fully franked dividend of 9 cents per share.

Absent the write-down, the 31 December 2002 result is A$13 million after tax lower than the 31 December 2001 period, which included the final Westpac hedge profit of A$28 million after tax and the sale of Solihull at a profit of A$20 million after tax. Excluding the impact of the US REI write-down, earnings per share were 26.0 cents for the period to 31 December 2002 compared to 29.4 cents for the period to 31 December 2001 (decrease of 11.6%).

Lend Lease Group Chief Executive Officer and Managing Director, Greg Clarke, said the Group had delivered a good operating result in light of the continued decline in economic conditions.

"If you strip out the final one-off Westpac profit of $28 million from the December 2001 result, operating earnings for the December 2002 half were around 15% higher," Mr Clarke said.

"We were disappointed at having to take the US REI write-down in January, but have made good progress with the overall review of these businesses.

"We are maintaining our current guidance for the 2003 full year operating profit after tax.

"While Lend Lease may be facing some strategic challenges at present, the Group is unquestionably in a strong financial position and has the wherewithal to make the changes necessary to rebuild Lend Lease's performance for its shareholders.

"In the coming months I will be focusing on three key areas that will position Lend Lease for continued operating earnings growth. We intend to rationalise the organisation's cost base; introduce further capital management initiatives; and begin to roll out the REI review outcomes," he said.

REAL ESTATE SOLUTIONS

The Real Estate Solutions (RES) business, which comprises Bovis Lend Lease and the Integrated Development businesses, contributed A$59.1 million after tax for the period to 31 December 2002 compared to A$83.3 million after tax in December 2001. This decrease of 29% reflected the loss after tax of A$0.6 million recorded by the Integrated Development businesses compared to a profit after tax of A$34.0 million in the comparative period. This loss was mainly due to project timing and major bid costs.

RES achieved New Work Secured of A$417.4 million during the six month period to 31 December 2002, up 10% on the six months to 31 December 2001. At 31 December 2002, RES's closing Backlog Gross Profit Margin (GPM) was A$748.2 million, compared to A$596.4 million at 30 June 2002, an increase of 25%. In addition, RES has a further eight projects designated as preferred bidder, which will contribute A$153.1 million to the Backlog GPM when they reach financial close.

Mr Clarke said: "While the overall RES result is lower for the period, we continue to see significant opportunities and expect the RES business to deliver an increase on the A$153.3 million profit after tax reported in the 2002 financial year."

Bovis Lend Lease

Bovis Lend Lease delivered a profit of A$59.7 million after tax for the six month period to 31 December 2002 compared to A$49.3 million in 31 December 2001, an increase of 21%.

Bovis Lend Lease achieved New Work Secured of A$408.3 million in the financial period ended 31 December 2002, compared to A$359.6 million in the corresponding prior period, an increase of 13.5%. At 31 December 2002, Bovis Lend Lease had a committed Backlog GPM of A$646.8 million, a 28% increase on the balance at 30 June 2002 of A$504.0 million.

The business continues to focus on reducing overheads, resulting in an improved profitability ratio of 33% for the six months to 31 December 2002, compared to 29% for the six months to 31 December 2001.

"While the overhead reduction and profitability gains were a good performance in difficult conditions, we need to make even further improvements in this business to underpin good medium term earnings growth as the global economy continues to tighten," Mr Clarke said.

Integrated Development Businesses

Lend Lease's Integrated Development businesses profit after tax declined from A$34.0 million after tax at 31 December 2001 to a loss of A$0.6 million after tax for the six months ending 31 December 2002. This is principally due to the timing of development profits, a A$10.5 million provision after tax raised against the Shell Centre project in London and bid costs of A$12 million after tax for UK Private Finance Initiatives (PFIs) projects that have not yet reached preferred bidder stage.

The 31 December 2002 result included a A$11.2 million profit after tax for the sale of our interest in the North Lakes project.

Delfin Lend Lease continues to perform and is well placed to post a strong full year result in the face of some debate about the strength of the outlook for housing overall.

In the UK, Lend Lease continues to participate in a strong pipeline of PFI and military housing projects. During the period Lend Lease achieved preferred bidder status on the £1 billion SLAM military housing project in the UK. The company is expecting to see several new bids determined over the remainder of the year. Meanwhile, detailed planning of the £4 billion Greenwich Peninsula development project is progressing.

REAL ESTATE INVESTMENTS

The Real Estate Investments business contributed A$85.8 million after tax for the six month period to 31 December 2002 compared to A$86.7 million after tax for the six months to 31 December 2001, a small decline of 1%. The Australian business had a strong result, and the US and European businesses also recorded increases, which were offset by a small loss in Asia.

Worldwide Assets Under Management (AUM) for the period to 31 December 2002 were A$90.9 billion compared to A$86.1 billion at 30 June 2002, an increase of 5.6%.

Loans Under Servicing, principally the CapMark Services business, increased by 0.8% to A$123.3 billion at 31 December 2002, compared to A$122.3 billion at 30 June 2002.

The US REI business produced a profit for the six months to 31 December 2002 of A$50.8 million after tax, up 4.1% compared to A$48.8 million after tax for the six months to 31 December 2001. This result reflects the strong results achieved by the Housing & Community Investing (HCI) business and Holliday Fenoglio Fowler (HFF), offset by a reduction from the Equity business and a slight reduction from the Commercial Credit business.

Mr Clarke said: "The US REI business produced a credible result given the continued tough US economy, record low US interest rates and the inevitable uncertainty that comes from a strategic review."

"The decision to write-down the US REI businesses reflected reduced medium term earnings expectations caused by economic factors, including continued low US interest rates. While the US REI business has generated good cash flows and a A$50.8 million profit after tax for the period, our challenge is to reposition the business to generate increased earnings growth as market and economic conditions improve," he said.

Following the write-down, the book value of the US REI business at 31 December 2002, including US co-investments and the investment in King of Prussia, but excluding Lend Lease's US borrowings, was A$1.8 billion.

In Australia, the REI business profit was A$17.7 million after tax for the six months to 31 December 2002, up 26% from the previous period.

Effective January 2003, Lend Lease has agreed to restructure the General Property Trust management fee by changing to a base fee plus a performance fee component. Despite the reduced fee base in the second half of 2003, Lend Lease expects to achieve a full year result in line with the previous year's result of A$30 million after tax, which included a profit after tax of A$4.3 million from the sale of Kiwi Property Group.

The European Real Estate Investments profit for the six months to 31 December 2002 was A$22.5 million after tax compared to A$21.7 million after tax in the previous period, a 3.7% increase. The increase is due to higher advisory fees following Lend Lease Global Properties acquisitions in the region and a A$3.2 million after tax incentive fee earned on the UK Retail Partnership, as well as the inclusion of asset management fees from the Lend Lease Overgate Partnership and Touchwood, Solihull.

The Asian Real Estate Investments business recorded a loss of A$2.7 million after tax for the period to 31 December 2002. This included a loss of A$6.3 million before tax on Lend Lease's co-investment in the International Distressed Debt Fund (IDDF) resulting from a decline in the value of the Fund's Japanese investment portfolio.

The Asian Equity business was focused on the establishment of APIC II and transaction activity related to Lend Lease Global Properties during the period.

FOCUS ON COSTS

Mr Clarke said Lend Lease's cost structure was appropriate for a significantly larger company and he intends to address this issue immediately.

"I am committed to reducing Lend Lease's cost structure and have already begun the process as evidenced by last week's management structure changes. I have charged the Executive Management team with reducing their cost bases and in the coming months we will eliminate the duplication that had built up within the company under the previous global business structure," he said.

"This will result in a meaningful reduction in costs. Once the process is complete, I will be happy to share the details of the cost reduction with the market," Mr Clarke said.

In addition to the addressing the cost issues, Mr Clarke said the management changes would sharpen the company's focus.

"Our new streamlined management structure will maximise Lend Lease's effectiveness in meeting the challenge of tougher economic conditions, as well as simplify and re-energise the organisation," Mr Clarke said.

CAPITAL MANAGEMENT

Mr Clarke said Lend Lease's Return on Equity for the six months to 31 December 2002 of 3.9% (pre-amortisation) was clearly unacceptable and he is committed to increasing shareholder value.

"To address the inefficiencies of Lend Lease's capital structure, we will focus on reducing its capital intensity by continuing to exit non-core investments," Mr Clarke said.

"We also intend to announce an on-market buyback of up to 10% of the issued shares as soon as practicable following determination of the REI review. Details and timing will be finalised at that time.

REI REVIEW

The REI review is progressing well and Mr Clarke said he expected to be in a position to begin announcing some of the outcomes soon.

"There may be an expectation in the market of some type of one-off announcement; however, we are far more likely to be making a series of announcements as different parts of the review are finally determined," Mr Clarke said.

FINANCIAL STRENGTH

The company continues to be in a strong financial position. At 31 December 2002 it had cash of A$988 million with no net debt. Cash generated from operations remained strong for the six months to 31 December 2002, with the interest coverage ratio being 7.3 times, in line with the company's target.

EARNINGS OUTLOOK

Mr Clarke said absent the US REI write-down, the company is on track to deliver an after tax profit in line with previous guidance to achieve a slight increase over the 2002 result of A$226 million profit after tax.

ADDITIONAL INFORMATION

As previously advised, Mr David Higgins concluded his employment with Lend Lease on 31 January 2003 after 18 years with the Group, including 8 years as Chief Executive. A termination payment made in accordance with the terms of his employment contract, totalling A$6.7 million, was paid upon his departure. This amount is equivalent to approximately two years' annual package.

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
Tel: 61 2 9236 6116

Mary Beth Lally
Lend Lease Corporation
Tel: 61 2 9236 6883

Rules 4.1, 4.3

Appendix 4B

Half yearly report

Introduced 30/6/2002.

Name of entity

Lend Lease Corporation Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
32 000 226 228	✓		Half-year ended 31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

$A millions

Revenues from ordinary activities *(item 1.1)*	down	15.0%	to	5,311.9
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	down	392.2%	to	(369.4)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*	gain (loss) of	Nil		
Net profit (loss) for the period attributable to members *(item 1.11)*	down	392.2%	to	(369.4)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*		
Interim dividend *(Half yearly report only - item 15.6)*	10¢	10¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	9¢	9¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 5 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – $A millions	Previous corresponding period - $A millions
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	5,311.9	6,245.7
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(5,586.0)	(6,007.0)
1.3	Borrowing costs	(37.5)	(43.0)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	22.7	22.9
1.5	**Profit (loss) from ordinary activities before tax**	**(228.9)**	**218.6**
1.6	Income tax on ordinary activities *(see note 4) – See Attachment D*	(82.8)	(80.3)
1.7	**Profit (loss) from ordinary activities after tax**	**(371.7)**	**138.3**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**(371.7)**	**138.3**
1.10	Net profit (loss) attributable to outside +equity interests	2.3	(11.9)
1.11	**Net profit (loss) for the period attributable to members**	**(369.4)**	**126.4**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity	34.4	0.7
1.14	Other revenue, expense and initial adjustments recognised directly in equity		
	- Revised AASB 1028 "Employee Benefits"	(1.1)	
	- AASB 1044 "Provisions, Contingent Liabilities & Contingent Assets"	39.1	
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	72.4	0.7
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(297.0)	127.1

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(84.9)	29.4
1.19	Diluted EPS	(84.9)	29.4

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A millions	Previous corresponding period - $A millions
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(371.7)	138.3
1.21	Less (plus) outside +equity interests	2.3	(11.9)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(369.4)**	**126.4**

Revenue and expenses from ordinary activities

(see note 15)

		Current period – $A millions	Previous corresponding period - $A millions
1.23	Revenue from sales or services	5,169.0	6,019.4
1.24	Interest revenue	22.9	19.6
1.25	Other relevant revenue	120.0	206.7
1.26	Details of relevant expenses	See Attachment A	See Attachment A
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	26.3	26.8
Capitalised outlays			
1.28	Interest costs capitalised in asset values	1.3	2.6
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	8.0	12.8

Consolidated retained profits

		Current period - $A millions	Previous corresponding period - $A millions
1.30	Retained profits (accumulated losses) at the beginning of the financial period	2,899.1	2,749.9
1.31	Net profit (loss) attributable to members (*item 1.11*)	(369.4)	126.4
1.32	Net transfers from (to) reserves *(details if material)*		
1.33	Net effect of changes in accounting policies	38.0	
1.34	Dividends and other equity distributions paid or payable	(39.1)	(38.8)
1.34 a	Dividends foregone pursuant to share election plan	0.8	
1.35	**Retained profits (accumulated losses) at end of financial period**	**2,529.4**	**2,837.5**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A millions (a)	Related tax $A millions (b)	Related outside +equity interests $A millions (c)	Amount (after tax) attributable to members $A millions (d)
2.1	Amortisation of goodwill	35.4			35.4
2.2	Amortisation of other intangibles	14.3	7.0		7.3
2.3	**Total amortisation of intangibles**	**49.7**	**7.0**		**42.7**
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	**Nil**			**Nil**

Comparison of half year profits

(Preliminary final report only)

		Current year – $A millions	Previous year – $A millions
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	Not Applicable	Not Applicable
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Current assets			
4.1	Cash	988.0	904.1	733.4
4.2	Receivables	1,844.7	2,177.4	2,083.2
4.3	Investments	270.3	350.7	328.7
4.4	Inventories	401.8	392.3	492.4
4.5	Tax assets			
4.6	Other (provide details if material)	160.4	190.3	47.6
4.7	**Total current assets**	**3,665.2**	**4,014.8**	**3,685.3**
	Non-current assets			
4.8	Receivables	120.6	75.6	86.6
4.9	Investments (equity accounted)	129.3	166.1	136.2
4.10	Other investments	1,076.4	922.0	1,040.2
4.11	Inventories	886.2	791.4	874.8
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*			
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)	124.7	128.7	153.5
4.15	Intangibles (net)	853.4	1,043.9	1,160.9
	Management Agreement	662.2	881.1	971.5
	Other Intangibles	62.5	58.9	46.9
4.16	Tax assets	403.9	388.1	565.9
4.17	Other (provide details if material)	87.1	116.3	103.1
4.18	**Total non-current assets**	**4,406.3**	**4,572.1**	**5,139.6**
4.19	**Total assets**	**8,071.5**	**8,586.9**	**8,824.9**
	Current liabilities			
4.20	Payables	2,600.1	2,799.5	2,637.6
4.21	Interest bearing liabilities	22.8	31.2	32.6
4.22	Tax liabilities	64.7	10.8	93.9
4.23	Provisions exc. tax liabilities	236.7	318.3	397.7
4.24	Other (provide details if material)	100.9	85.1	113.5
4.25	**Total current liabilities**	**3,025.2**	**3,244.9**	**3,275.3**
	Non-current liabilities			
4.26	Payables	20.7	6.8	
4.27	Interest bearing liabilities	1,211.8	1,206.3	1,277.4
4.28	Tax liabilities	207.5	193.1	280.7
4.29	Provisions exc. tax liabilities	116.8	107.7	105.5
4.30	Other (provide details if material)	66.1	76.0	124.2
4.31	**Total non-current liabilities**	**1,622.9**	**1,589.9**	**1,787.8**
4.32	**Total liabilities**	**4,648.1**	**4,834.8**	**5,063.1**
4.33	**Net assets**	**3,423.4**	**3,752.1**	**3,761.8**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Equity			
4.34	Capital/contributed equity	805.8	797.7	779.5
4.35	Reserves	85.9	51.5	113.1
4.36	Retained profits (accumulated losses)	2,529.4	2,899.1	2,837.5
4.37	**Equity attributable to members of the parent entity**	**3,421.1**	**3,748.3**	**3,730.1**
4.38	Outside +equity interests in controlled entities	2.3	3.8	31.7
4.39	**Total equity**	**3,423.4**	**3,752.1**	**3,761.8**
4.40	Preference capital included as part of 4.37	**Nil**	**Nil**	**Nil**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A millions	Previous corresponding period - $A millions
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A millions	Previous corresponding period - $A millions
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A millions	Previous corresponding period - $A millions
	Cash flows related to operating activities		
7.1	Receipts from customers	5,741.8	6,280.4
7.2	Payments to suppliers and employees	(5,544.4)	(5,907.7)
7.3	Dividends received from associates	5.5	11.7
7.4	Other dividends received	41.0	17.6
7.5	Interest and other items of similar nature received	22.9	23.1
7.6	Interest and other costs of finance paid	(36.1)	(51.0)
7.7	Income taxes paid	(39.7)	(89.9)
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**	**191.0**	**284.2**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(13.4)	(20.4)
7.11	Proceeds from sale of property, plant and equipment	0.2	0.2
7.12	Payment for purchases of equity investments	(642.5)	(300.3)
7.13	Proceeds from sale of equity investments	647.5	81.7
7.14	Loans to other entities	(60.7)	(4.7)
7.15	Loans repaid by other entities	14.9	24.1
7.16	Other (provide details if material)		
	Proceeds from sale of controlled entities		5.7
	Payment for acquisition of controlled entities	(38.2)	(173.9)
	Purchase of management agreement		(8.4)
7.17	**Net investing cash flows**	**(92.2)**	**(396.0)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	8.1	13.7
7.19	Proceeds from borrowings	633.0	306.4
7.20	Repayment of borrowings	(633.0)	(543.5)
7.21	Dividends paid	(38.3)	(34.5)
7.22	Other (provide details if material)		(11.3)
7.23	**Net financing cash flows**	**(30.2)**	**(269.2)**
7.24	**Net increase (decrease) in cash held**	**68.6**	**(381.0)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	904.1	1118.6
7.26	Exchange rate adjustments to item 7.25.	7.4	3.8
7.26a	Cash balances in controlled entities acquired	7.9	1.3
7.26b	Cash balances in controlled entities sold		(9.3)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	988.0	733.4

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A millions	Previous corresponding period - $A millions
8.1	Cash on hand and at bank	340.6	201.5
8.2	Deposits at call	647.4	531.9
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**988.0**	**733.4**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities *before* tax (*item 1.5*) *as a percentage of revenue* (*item 1.1*)	(4.3%)	3.5%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(10.8%)	3.4%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current Period	Previous Corresponding Period
a) Basic EPS	(84.9)	29.4
b) Diluted EPS	(84.9)	29.4
c) Weighted Average of ordinary shares outstanding during the period used in the calculation of the Basic EPS	434.9m	430.1m

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	4.24	3.67

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not Applicable

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not Applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not Applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	19 March 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	5 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	¢	¢	¢
15.5		Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	10¢	10¢	N/A¢
15.7		Previous year	9¢	9¢	N/A¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities

		Current period $A millions	Previous corresponding period - $A millions
15.10	+Ordinary securities *(each class separately)*	43.5	38.8
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**	**43.5**	**38.8**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Lend Lease Share Accumulation Plan which is comprised of Share Election Plan, Dividend Reinvestment Plan, and Share Purchase Plan.

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 March 2003

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Nil

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A millions	Previous corresponding period - $A millions
16.1	Profit (loss) from ordinary activities before tax	26.3	24.4
16.2	Income tax on ordinary activities	(1.5)	(1.5)
16.3	**Profit (loss) from ordinary activities after tax**	**24.8**	**22.9**
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**	**24.8**	**22.9**
16.6	Adjustments	(2.1)	
16.7	**Share of net profit (loss) of associates and joint venture entities**	**22.7**	**22.9**

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A millions	Previous corresponding period - $A millions
See Attachment B				
17.2 Total				
17.3 Other material interests Westpac Banking Corp (Sale of final tranche in July 2001)	0.0%	2.2%		28.2
17.4 Total	**0.0%**	**2.2%**	**Nil**	**28.2**

Westpac Banking Corporation

In December 1998, Lend Lease affected share lending and hedging arrangements (the Arrangements) with Merrill Lynch relating to 40 million shares in Westpac Banking Corporation. The Arrangements effectively locked in the price of $10.05 per share enabling Lend Lease to realised the value of the investment, while retaining flexibility regarding timing of the ultimate disposal.

At 31 December 2001, all 40 million shares had been unwound from the Arrangements.

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*				
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3 +Ordinary securities	435,333,579	435,333,579		
18.4 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	805,376	805,376		
18.5 +Convertible debt securities *(description and conversion factor)*				
18.6 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7 Options *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8 Issued during current period				
18.9 Exercised during current period				
18.10 Expired during current period				
18.11 Debentures *(description)*				
18.12 Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13 Unsecured notes *(description)*				
Changes during current period 18.14 (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

See Attachment C

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.*

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer Management's Discussion and Analysis of Financial Condition and Results of Operations for the half year ended 31 December 2002

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

As announced on 23 January 2003, Lend Lease has reassessed the carrying value of its REI US businesses as a result of reduced medium term earnings expectations and will raise a total charge in the order of US$300 million (A$526.3 million) after tax.

US$275.0 million (A$482.5 million) of the above charge has been brought to account in the financial statements for the half year ending 31 December 2002. This change represents the write-down of goodwill US$113.5 million (A$199.1 million), management agreements US$127.5 million (A$223.7 million), IT systems US$14.0 million (A$24.6 million) and write-back of future income tax benefits relating to operating losses of US$20.0 million (A$35.1 million). The remaining US$25.0 million (A$43.8 million) represents the anticipated restructure costs and other provisions to be recognised in future periods.

Since 31 December, payments totalling A$95.3 million was made to the Australian Taxation Office relating to the amended assessment of income issued in relation to the June 1996 forward sale and associated Westpac Share Warrants Issue Agreement with County Natwest Securities Australia Limited in relation to 100 million Westpac shares (refer Note 27 Contingent Liabilities). The financial effect of this transaction was not brought to account in the financial statements for the half year ended 31 December 2002.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The dividend franking account balance at 31 December 2002 of A$1.8 million (31 December 2001 A$0.9 million based on 30% tax rate) is calculated after adjusting for franking credits which will arise from the payment of income tax provided in the accounts and after deducting franking credits to be used in the payment of the proposed interim dividend and tax losses utilised in the current year.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Employee Benefits

Lend Lease has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

The liability for wages and salaries, annual leave, sick leave and long service leave is now calculated using the remuneration rates Lend Lease expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Lend Lease Consolidated Financial Report as at 1 July 2002 as a result of this change are A$1.5 million increase in provision for employee benefits, A$1.1 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. As a result of this change in accounting policy, employee benefits expense increased by A$0.3 million and income tax expense decreased by A$0.1 million for the reporting period to 31 December 2002.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$1.3 million increase in provision for employee benefits, A$0.9 million decrease in opening retained profits and A$0.4 million increase in future income tax benefit. Employee benefits would have increased by A$0.3 million and income tax expense decreased by A$0.1 million in the reporting period to 31 December 2001.

Provisions, Contingent Liabilities and Contingent Assets

Lend Lease has applied the new AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial period to which they related, even though the dividends were announced after the end of that financial period.

The adjustments to the Consolidated Financial Report as at 1 July 2002 as a result of this change is a A$39.1 million increase in opening retained profits and a A$39.1 million decrease in provision for dividends. There was no impact on profit or loss for the reporting period to 31 December 2002.

Had the revised accounting policy always been applied in the previous financial period, the financial impact of the change in policy as at 1 July 2001 would have been a A$38.8 million increase in opening retained profits and A$38.8 million decrease in provision for dividends. There would have been no impact on profit or loss for the reporting period to 31 December 2001.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not Applicable

+ See chapter 19 for defined terms.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The contingent liability related to warranties provided to National Australia Bank in connection with the sale of Lend Lease's Financial Services businesses to NAB on 30 June 2000 disclosed in June 2002 is no longer applicable.

The Australian Tax Office (ATO) has issued an amended assessment for an Australian subsidiary in relation to the year ended 30 June 1996 forward sale and associated Westpac share Warrants issue agreement with Country NatWest Securities Australia Limited in relation to 100 millions Westpac shares. The amended assessment calls for payment of additional company tax of A$40.7 million plus penalties of A$20.3 million and interest of A$34.3 million. The directors are of the opinion that no provision is required at this time and will pursue all necessary avenues of objection and appeal.

Additional disclosure for trusts

20.1	*Number of units held by the management* company or responsible entity or their related parties.	Not Applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not Applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not Applicable for Half Year
Date	Not Applicable for Half Year
Time	Not Applicable for Half Year
Approximate date the +annual report will be available	Not Applicable for Half Year

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: S. Sharpe .... Date: 20 February 2003
(Company Secretary)

Print name: Susan June Sharpe

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

+ See chapter 19 for defined terms.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

+ See chapter 19 for defined terms.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT A
HALF YEAR ENDED 31 DECEMBER 2002

REVENUE AND EXPENSES

	Consolidated December 2002 6 months A$m	December 2001 6 months A$m
Revenue from Ordinary Activities		
Revenue from the sale of development properties	82.2	670.2
Revenue from the provision of services	5,086.8	5,349.2
Other revenues from ordinary operating activities	142.9	226.3
Total revenue from ordinary activities	**5,311.9**	**6,245.7**
Expenses from Ordinary Activities		
Integrated property development activities	(356.7)	(638.7)
Project and construction management activities	(4,392.2)	(4,855.6)
Real estate equity and debt management activities		
Recurring expenses	(352.0)	(413.6)
Write-down REI US businesses	(447.4)	
Investment activities		(22.6)
Administration expenses	(37.7)	(76.5)
Borrowing costs	(37.5)	(43.0)
Total expenses from ordinary activities	**(5,623.5)**	**(6,050.0)**

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT B
HALF YEAR ENDED 31 DECEMBER 2002

ASSOCIATES AND JOINT VENTURES

	Balance Date	Interest December 2002 %	Interest June 2002 %	Share of Associates' Profit/(Loss) After Tax [1] December 2002 A$m	Share of Associates' Profit/(Loss) After Tax [1] December 2001 A$m	Book Value December 2002 A$m	Book Value June 2002 A$m
Associates							
Project and Construction Management							
Bonafacio Construction Management[3]	30 Jun		40.0%		0.1		0.2
Catalyst Healthcare (Calderdale) plc	31 Mar	19.9%	19.9%		0.3		
Catalyst Healthcare (Worcester) plc	31 Mar	50.0%	50.0%	(0.6)	(0.3)	(0.9)	(0.3)
Exchequer Partnership	31 Mar	42.5%	42.5%			0.6	0.5
Other Associates [5]					(0.1)		
				(0.6)	**-**	**(0.3)**	**0.4**
Integrated Property Development							
Tuas View Development Pte Ltd [2]	31 Mar	35.0%	35.0%				
Tres Aguas (Paseo Commercial Carlos III), Madrid	31 Dec	50.0%	49.3%	1.1	(0.1)	18.6	18.6
Retirement by Design Pty Ltd	30 Jun	50.0%	50.0%	1.0	1.4	22.3	21.3
Forest Gardens Residential Land Development	30 Jun	50.0%	50.0%	(0.1)		8.0	6.6
Golden Grove Development	30 Jun	50.0%	50.0%	0.8	0.4		
Forest Lake Village Pty Ltd	30 Jun	50.0%	50.0%				
Wattle Grove Development	30 Jun	50.0%	50.0%	(2.3)	1.3	2.0	4.1
Delcorp Property Trust	30 Jun	50.0%	50.0%		1.6	1.7	1.7
Jacobs Lend Lease (Asia)	30 Jun	50.0%	50.0%	0.7	1.1	1.1	2.1
				1.2	**5.7**	**53.7**	**54.4**
Real Estate Investments – Equity							
DPT Operator	30 Jun	50.0%	50.0%	0.6	0.7	4.9	4.2
Generali Lend Lease	30 Jun	49.5%	49.5%	0.5	(0.2)	2.0	1.3
Kiwi Property Group	31 Mar	50.0%	50.0%	0.2	0.9	0.9	0.9
Lend Lease Porto Retail (Arrábida Shopping Centre) [4]	31 Dec				3.8		
Lend Lease Rosen Real Estate Securities, LLC [6]	31 Dec		50.0%	0.5	2.8		7.1
Other [5]						0.3	0.5
				1.8	**8.0**	**8.1**	**14.0**
Real Estate Investments – Debt							
LLM Inversiones I S.A. de C.V.	30 Jun	32.3%	32.3%	0.6	1.3	10.0	15.1
LLM Inversiones II S.A. de C.V.	30 Jun	50.0%				6.3	
Lend Lease Hyperion Capital Advisors, LLC	31 Dec	50.0%	50.0%	1.8	1.8	0.8	0.7
Lend Lease Mexico	30 Jun	50.0%	50.0%	6.8	0.9	0.8	7.1
Other [5]						0.6	0.6
				9.2	**4.0**	**18.5**	**23.5**
Capital Services							
Chelverton Properties Limited [3]	31 Mar		50.0%				14.1
THI plc [2]	31 Dec	14.3%	14.3%				
Other [5]							2.9
				-	**-**	**-**	**17.0**
Less: Provision for diminution						(0.5)	(17.5)
Total				**11.6**	**17.7**	**79.5**	**91.8**

(1) Reflects the contribution to profit after tax from ordinary activities of equity accounted profits and losses only. Does not include any provision raised against the investment in the associates or other income such as guarantee fees etc.
(2) Equity accounted to nil.
(3) Sold during the financial period.
(4) *Sold during the year to June 2002.*
(5) Other Associates relate to associates whose size and impact on the results for the year are not significant, separately or in aggregate and therefore no further disclosures have been made.
(6) Lend Lease's interest was increased to 77.5% during the period. Given that this investment is now a subsidiary it has been consolidated at December 2002.

Associates continued

	December 2002 A$m	June 2002 A$m
Results of Associates		
Share of associates' ordinary profit before income tax	15.0	30.8
Share of associates' income tax expense attributable to ordinary profit	(1.3)	(1.7)
Share of associates' net profit – as disclosed by associates	**13.7**	**29.1**
Adjustment arising from equity accounting:		
Amortisation of goodwill and management agreements		(0.4)
Borrowing costs capitalised		1.5
Amortisation of fair value adjustments	(2.1)	
Other		(0.4)
Share of associates' net profit – equity accounted	**11.6**	**29.8**
Share of Post Acquisition Retained Profits and Reserves Attributable to Associates		
Retained Profits		
Share of associates' retained profits at the beginning of financial period	0.3	0.3
Share of net profit of associates	11.6	29.8
Effect of exchange rate movements	(0.4)	(1.5)
Dividends from associates	(22.9)	(26.5)
Disposal of associates	(6.7)	(1.8)
Share of associates' retained profits at end of financial period	**(18.1)**	**0.3**
Movements in Carrying Amounts of Investments		
Carrying amount of investments in associates at the beginning of financial period	91.8	76.1
Acquisition through entity acquired during the financial period		41.3
Investment in associates acquired during the financial period	8.2	8.4
Share of associates' net profit	11.6	29.8
Dividends received from associates	(22.9)	(26.5)
Other non profit distributions from associates	(0.4)	(12.1)
Disposal of associates	(0.2)	(23.0)
Other adjustments [1]	(8.6)	(2.2)
Carrying amount of investments in associates at end of financial period	**79.5**	**91.8**
Commitments		
Share of associates' capital expenditure and lease commitments contracted but not provided for and payable:		
Due within 1 year	98.1	54.4
Due between 1 and 5 years	40.8	54.6
	138.9	**109.0**
Contingent Liabilities		
Share of associates' contingent liabilities	-	-
Summary of Financial Position of Associates		
Current assets	282.6	283.6
Non current assets	437.5	388.7
Total assets	**720.1**	**672.3**
Current liabilities	125.8	153.1
Non current liabilities	514.8	433.0
Total liabilities	**640.6**	**586.1**
Net assets – as reported by associates	79.5	86.2
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)		5.6
Net assets – equity adjusted	**79.5**	**91.8**

(1) Includes exchange rate movement.

Joint Ventures

	Balance Date	Interest December 2002 %	Interest June 2002 %	Share of Profit/(Loss) After Tax December 2002 A$m	Share of Profit/(Loss) After Tax December 2001 A$m	Book Value December 2002 A$m	Book Value June 2002 A$m
Joint Venture Entities							
Project and Construction Management							
Bovis Projects (Kuwait)	31 Dec	60%	60%	0.7	0.2	0.7	0.3
Jacobs Lend Lease, Ireland	30 Sep	50%	50%	0.9	0.7	(0.7)	2.0
				1.6	**0.9**	**-**	**2.3**
Integrated Property Development							
Fox Studios Retail and Entertainment Precinct	30 June	50%	50%	0.1	(1.3)	3.8	4.7
Mawson Lakes Economic Development Project	31 Dec	50%	50%	1.5	0.7	7.2	6.6
North Lakes Development Joint Venture	30 June		50%		0.2		24.5
Pyrmont Trust	30 June	50%	50%	2.7	2.6	13.3	13.3
Mirvac Lend Lease Village Consortium (Newington Precincts 1 & 3)	30 June	50%	50%	4.0	0.7	12.0	8.0
Caroline Springs Joint Venture	30 June	50%	50%	1.2	1.4	13.5	12.9
Other Joint Ventures [1]							2.0
				9.5	**4.3**	**49.8**	**72.0**
Total				**11.1**	**5.2**	**49.8**	**74.3**

(1) Other Joint Ventures include MVIC Finance 2, Aena and Cotas. Their size and impact on the results for the year in Joint Ventures as listed are not significant, separately or in aggregate and therefore no further disclosures have been made.

	December 2002 A$m	June 2002 A$m
Statement of Financial Position		
Lend Lease's share of the assets and liabilities of joint venture entities consists of:		
Current assets	114.0	140.7
Non current assets	75.0	138.3
Total assets	**189.0**	**279.0**
Current liabilities	50.4	54.9
Non current liabilities	97.1	162.8
Total liabilities	**147.5**	**217.7**
Other adjustments	**8.3**	**13.0**
Share of net assets – equity adjusted	**49.8**	**74.3**
Lend Lease's Share of the Results of Joint Venture Entities		
Revenue	202.0	125.3
Expenses	(190.7)	(120.7)
Profit before tax	**11.3**	**4.6**
Income tax expense	(0.2)	(0.4)
Net profit after tax	**11.1**	**4.2**
Share of Post-Acquisition Retained Profits Attributable to Joint Venture Entities		
Share of joint venture entities' retained losses at beginning of financial period	(45.5)	(15.3)
Acquisition through entity acquired during financial period		1.7
Transfer from joint venture operations to entities		1.5
Share of joint venture entities' net profit	11.1	4.2
Drawings from partnerships	(12.1)	(37.6)
Share of joint venture entities' retained losses at end of financial period	**(46.5)**	**(45.5)**

Joint Ventures continued

Movements in Carrying Amount of Joint Venture Entities

	December 2002 A$m	June 2002 A$m
Carrying amount at the beginning of financial period	74.3	37.2
Increase through entity acquired during financial period		8.9
Transfer from joint venture operations to entities		14.9
Contributions to the joint venture entities	2.0	28.3
Share of joint venture entities' profit	11.1	4.2
Drawings from the joint venture entities	(12.1)	(37.6)
Other non-profit distributions from joint ventures	(1.5)	(4.2)
Other adjustments to carrying value	0.3	22.6
Disposal of investments	(24.3)	
Carrying amount at end of financial period	**49.8**	**74.3**

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT C
HALF YEAR ENDED 31 DECEMBER 2002

SEGMENT REPORTING

Segment Reporting

The segment results are discussed and analysed in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) included within this report.

Business Segment Summary

	Segment Revenue (1)(2)		Other Unallocated Revenue (1)		Group Operating Revenue		Segment Result (1)(2)(3)		Share of Net Profit/(Loss) of Equity Accounted Investments		Other Unallocated Revenues & Expenses (1)(3)		Group Operating (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax from Ordinary Activities(4)		Group Operating (Loss)/Profit After Tax	
	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m
Project and Construction Management (5)	4,465.6	4,912.2		22.7	4,465.6	4,934.9	95.3	76.6	1.7	2.2	(1.4)	2.6	95.6	81.4	59.7	52.9	59.7	48.8
Integrated Property Development (5)	285.4	687.5	42.5		327.9	687.5	(36.2)	32.0	10.0	8.7	18.3	16.8	(7.9)	57.5	(3.5)	41.8	(0.6)	34.5
Total Real Estate Solutions	**4,751.0**	**5,599.7**	**42.5**	**22.7**	**4,793.5**	**5,622.4**	**59.1**	**108.6**	**11.7**	**10.9**	**16.9**	**19.4**	**87.7**	**138.9**	**56.2**	**94.7**	**59.1**	**83.3**
REI – Equity	281.3	293.8	0.6	29.1	281.9	322.9	(243.3)	81.5	1.8	8.0	0.6		(240.9)	89.5	(296.3)	65.2	(296.6)	64.7
REI – Debt	187.6	199.6			187.6	199.6	(102.5)	27.4	9.2	4.0			(93.3)	31.4	(99.8)	22.0	(100.1)	22.0
Total Real Estate Investments	**468.9**	**493.4**	**0.6**	**29.1**	**469.5**	**522.5**	**(345.8)**	**108.9**	**11.0**	**12.0**	**0.6**	**-**	**(334.2)**	**120.9**	**(396.1)**	**87.2**	**(396.7)**	**86.7**
Total Core Real Estate	**5,219.9**	**6,093.1**	**43.1**	**51.8**	**5,263.0**	**6,144.9**	**(286.7)**	**217.5**	**22.7**	**22.9**	**17.5**	**19.4**	**(246.5)**	**259.8**	**(339.9)**	**181.9**	**(337.6)**	**170.0**
Non Core Businesses/ One-Off Items																		
Capital Services		3.2	14.9		14.9	3.2	9.0	1.2			(0.6)		8.4	1.2	4.8	0.9	4.8	0.9
IT+T and eBusiness Investments	5.3	6.3		4.1	5.3	10.4	5.3	6.3				4.1	5.3	10.4	3.8	8.5	3.8	8.5
Equity Investments		61.9				61.9		39.3						39.3		28.2		28.2
Total Non Core Businesses	**5.3**	**71.4**	**14.9**	**4.1**	**20.2**	**75.5**	**14.3**	**46.8**	**-**	**-**	**(0.6)**	**4.1**	**13.7**	**50.9**	**8.6**	**37.6**	**8.6**	**37.6**
Total Segment	**5,225.2**	**6,164.5**					**(272.4)**	**264.3**	**22.7**	**22.9**								
Unallocated Corporate			28.7	25.3	28.7	25.3					(56.1)	(92.1)	(56.1)	(92.1)	(40.4)	(81.2)	(40.4)	(81.2)
Total Group			86.7	81.2	5,311.9	6,245.7					(39.2)	(68.6)	(288.9)	218.6	(371.7)	138.3	(369.4)	126.4

(1) AASB 1005 "Segment Reporting" does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, interest and dividend revenue, proceeds on the sale of investments (unless the segment's operations are primarily of a financial nature) and income tax expenses.
(2) Segment revenues, expenses and results include inter-segment transfers between business segment of A$1.1 million. Inter-segment transfers are priced on an arm's length basis.
(3) Segment results include amortisation, of which A$44.2 million has been reclassified to Unallocated Corporate for MD&A purposes.
(4) Represents the Group net (loss)/profit before Outside Equity Interest.
(5) Private Finance Initiatives (PFIs), Actus Lend Lease and Integrated Development Consulting which were previously disclosed in the prior period as part of Project and Construction Management are now included in Integrated Property Development. This is in line with RES' revised management structure, as previously advised in the June 2002 MD&A. Had the revised management structure been applied in the previous financial period, the effects of the change would be a reduction to Project and Construction Management segment revenue of A$136.5 million, group operating revenue of A$113.8 million, and an increase in segment profit of A$1.9 million and group operating profit after tax of A$0.5 million, offset by the increase to Integrated Property Development revenue and results respectively.

Segment Reporting continued

Business Segment Summary continued

	Depreciation & Amortisation [2]		Non Cash Expenses other than Depreciation & Amortisation [3]		Segment Assets [1]		Equity Accounted Investments		Unallocated Corporate Assets [1]		Total Group Assets		Acquisition of Non Current Assets [4]		Segment Liabilities [1]		Unallocated Corporate Liabilities [1]		Total Group Liabilities	
	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	6 mths Dec 2002 A$m	6 mths Dec 2001 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m	As at Dec 2002 A$m	As at June 2002 A$m
Project & Construction Management [5]	29.4	31.5	8.4	31.4	2,887.1	3,404.7	0.7	4.8	55.5	52.8	2,943.3	3,462.3	6.6	26.1	2,305.8	2,678.6	30.2	19.2	2,336.0	2,697.8
Integrated Property Development [5]	3.6	3.1	12.7	1.7	618.5	481.3	102.4	124.3	30.3	30.1	751.2	635.7	0.9	78.3	620.6	203.6	40.8	16.7	661.4	220.3
Total Real Estate Solutions	**33.0**	**34.6**	**21.1**	**33.1**	**3,505.6**	**3,886.0**	**103.1**	**129.1**	**85.8**	**82.9**	**3,694.5**	**4,098.0**	**7.5**	**104.4**	**2,926.4**	**2,882.2**	**71.0**	**35.9**	**2,997.4**	**2,918.1**
REI – Equity	19.7	22.3	334.6	28.7	2,662.6	2,851.6	7.7	13.5	208.6	212.0	2,878.9	3,077.1	35.3	29.0	329.7	566.4	1,043.9	1,035.1	1,373.6	1,601.5
REI – Debt	6.9	11.1	114.0	5.9	762.5	754.1	18.5	23.5	5.7	4.1	786.7	781.7	0.8	27.2	110.2	127.7	2.1	1.8	112.3	129.5
Total Real Estate Investments	**26.6**	**33.4**	**448.6**	**34.6**	**3,425.1**	**3,605.7**	**26.2**	**37.0**	**214.3**	**216.1**	**3,665.6**	**3,858.8**	**36.1**	**56.2**	**439.9**	**694.1**	**1,046.0**	**1,036.9**	**1,485.9**	**1,731.0**
Total Core Real Estate	**59.6**	**68.0**	**469.7**	**67.7**	**6,930.7**	**7,491.7**	**129.3**	**166.1**	**300.1**	**299.0**	**7,360.1**	**7,956.8**	**43.6**	**160.6**	**3,366.3**	**3,576.3**	**1,117.0**	**1,072.8**	**4,483.3**	**4,649.1**
Non Core Businesses/ One-Off Items																				
Capital Services			(6.6)	1.9	29.2	0.3		14.1	8.0	22.4	37.2	36.8	0.2		5.1	45.3	5.8	2.2	10.9	47.5
IT+T and eBusiness Investments					58.9	58.9				14.6	58.9	73.5						0.2		0.2
Equity Investments																		10.5		10.5
Total Non Core Businesses	**-**	**-**	**(6.6)**	**1.9**	**88.1**	**59.2**	**-**	**14.1**	**8.0**	**37.0**	**96.1**	**110.3**	**0.2**	**-**	**5.1**	**45.3**	**5.8**	**12.9**	**10.9**	**58.2**
Total Segment	**59.6**	**68.0**	**463.1**	**69.6**	**7,018.8**	**7,550.9**	**129.3**	**180.2**					**43.8**	**160.6**	**3,371.4**	**3,621.6**				
Unallocated Corporate									**615.3**	**519.7**	**615.3**	**519.8**					**153.9**	**127.5**	**153.9**	**127.5**
Total Group									**923.4**	**855.7**	**8,071.5**	**8,586.9**					**1,276.7**	**1,213.2**	**4,648.1**	**4,834.8**

(1) AASB 1005 "Segment Reporting" does not permit certain assets and liabilities to be attributed to particular segments for the purposes of determining segment assets and segment liabilities. These include income tax assets and liabilities, borrowings and liabilities related to assets that are the subject of finance lease liabilities.
(2) Represents segment amortisation and depreciation.
(3) Non cash expense represents those non cash items included in the reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities (refer Note 29).
(4) The acquisition of segment assets that are expected to be used during more than one year. These assets represent capital expenditure and include assets acquired under finance leases but exclude investments.
(5) Private Finance Initiatives (PFIs), Actus Lend Lease and Integrated Development Consulting which were previously disclosed in the prior period as part of Project & Construction Management are now included in Integrated Property Development. This is in line with RES' revised management structure as previously advised in the June 2002 MD&A. Had the revised management structure been applied in the previous financial period, the effects of the change would be a reduction to Project and Construction Management assets of A$71.0 million, and liabilities of A$44.0 million offset by the increase to Integrated Property Development assets and liabilities respectively.

Segment Reporting continued

Geographical Segment Summary

	Segment Revenue		Group Operating Revenue		Group (Loss)/Profit Before Tax		Group Operating (Loss)/Profit After Tax		Segment Assets		Acquisition of Non Current Assets	
	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	6 mths December 2002 A$m	6 mths December 2001 A$m	As at December 2002 A$m	As at June 2002 A$m	As at December 2002 A$m	As at June 2002 A$m
Australia and Pacific	657.2	921.1	704.5	927.4	80.0	132.8	63.9	93.5	776.6	844.0	1.4	99.6
North America	3,072.8	3,315.2	3,090.7	3,315.2	(369.0)	98.4	(421.4)	65.3	3,725.3	4,403.6	40.5	53.0
Asia	201.7	193.3	204.4	193.3	5.9	8.1	1.4	3.5	385.5	454.7	0.3	1.1
Europe	1,293.5	1,734.9	1,289.6	1,784.5	53.2	71.4	37.4	45.3	2,131.4	1,848.6	1.6	6.9
Total Segment	**5,225.2**	**6,164.5**							**7,018.8**	**7,550.9**	**43.8**	**160.6**
Unallocated Corporate			22.7	25.3	(59.0)	(92.1)	(50.7)	(81.2)				
Total Group			**5,311.9**	**6,245.7**	**(288.9)**	**218.6**	**(369.4)**	**126.4**				

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Real Estate Solutions

The Group's Real Estate Solutions business encompasses two major business activities as follows:

Project and Construction Management

Real estate project management, construction management and engineering.

Integrated Property Development

All aspects of property development from concept through design, planning, construction, financing and leasing to eventual sale. In addition this business segment is responsible for the creation and management of Private Finance Initiatives (PFI's) including Build Operate Transfer (BOT) projects.

Real Estate Investments

Real Estate Investments – Equity

Management of real estate investment funds on behalf of clients, co-investment in funds, portfolio management, the leasing, management and redevelopment of shopping centres and acting as financial advisor and arranger of project finance and related services.

Real Estate Investments – Debt

Management of real estate associated debt comprising: co-investment real estate assets, origination and servicing of commercial mortgages and mezzanine loans, resolution of sub-performing and non-performing commercial mortgages.

Capital Services

The principal activities of Capital Services are as investor in infrastructure assets and asset fund managers, and investor in UK real estate development companies. This business is focussed on maximising the value of its existing investments and is not pursuing any new investments.

Segment Reporting continued

Business Segments continued

IT+T and eBusiness Investments

Investments in information technology and telecommunication (IT+T) services companies and various eBusiness ventures.

Equity Investments

Strategy has been from time to time to make and hold investments in companies where a strategic business rationale existed, and where a mutually beneficial business relationship with these companies could be developed. The decision to invest or divest equity investments is determined after consideration of both strategic and valuation factors.

Unallocated Business Segments

Corporate

Group Treasury, amortisation and corporate administration services. All financing costs that are not directly related to real estate development projects or investments are reported in unallocated corporate.

Geographical Segments

The Group's businesses operate on a global basis; segment revenue is based on the geographical location of customers; and segment assets are based on the geographical location of the assets. The Group's business segments operate geographically as follows:

Australia and Pacific

Real estate project management; construction management and engineering; property development; real estate equity investment management, investor in infrastructure assets and asset fund managers; investments in technology and telecommunications services companies and holder of investments in strategic companies.

North America

Real estate project management; construction management and engineering; property development; real estate equity and debt investment management; and investments in technology and telecommunications services companies.

Asia

Real estate project management; construction and engineering; property development; real estate equity and debt investment management.

Europe

Real estate project management; construction management and engineering; property development; real estate equity investment management; investor in infrastructure assets and asset fund managers.

STOCK EXCHANGE ANNOUNCEMENT- ATTACHMENT D
HALF YEAR ENDED 31 DECEMBER 2002

TAXATION

Taxation

	Consolidated December 2002 A$m	December 2001 A$m
Income Tax Expense		
(Loss)/profit before tax from ordinary activities	(288.9)	218.6
Prima facie income tax (benefit)/expense at 30% of (loss)/profit from ordinary activities	**(86.6)**	**65.6**
Tax effect of permanent differences:		
Rebateable dividends	(2.3)	(2.5)
Non assessable income	(0.7)	(1.0)
Amortisation expense	2.5	1.5
Equity accounted profits	(1.8)	(3.9)
Non allowable expenses	6.8	6.1
Non deductible provisions	1.8	3.6
Non assessable capital gains	(0.5)	(0.8)
Write-off of future income tax benefits previously recognised in prior years	1.1	
Variation in overseas tax rates	(1.8)	1.3
Other	0.5	2.9
	5.6	**7.2**
Income tax (benefit)/expense for current financial period before individually significant permanent differences	**(81.0)**	**72.8**
Individually significant permanent differences:		
Write-off of future income tax benefits not able to be recognised relating to write-down of REI US businesses	185.7	
Variation in overseas tax rates in relation to REI US write-down	(51.5)	
Write-off of future income tax benefits previously recognised in prior years in relation to write-down of REI US businesses	35.1	
	88.3	**72.8**
Income tax (over)/under provided in previous financial periods	(5.5)	7.5
Total income tax expense	**82.8**	**80.3**